HEICO

2024

Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2024 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to _______

Commission File Number: 001-04604

HEICO CORPORATION

(Exact name of registrant as specified in its charter)

Florida	**65-0341002**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000 Taft Street, Hollywood, Florida	**33021**
(Address of principal executive offices)	(Zip Code)

(954) 987-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	**HEI**	**New York Stock Exchange**
Class A Common Stock, $.01 par value per share	**HEI.A**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐
Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $23,273,324,000 based on the closing price of HEICO Common Stock and Class A Common Stock as of April 30, 2024 as reported by the New York Stock Exchange.

The number of shares outstanding of each of the registrant's classes of common stock as of December 18, 2024 is as follows:

Common Stock, $.01 par value	54,986,227	shares
Class A Common Stock, $.01 par value	83,843,858	shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

HEICO CORPORATION
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2024

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PART I

Item 1. *BUSINESS*

The Company

HEICO Corporation through its subsidiaries (collectively, "HEICO," "we," "us," "our" or the "Company") believes it is the world's largest manufacturer of Federal Aviation Administration ("FAA")-approved jet engine and aircraft component replacement parts, other than the original equipment manufacturers ("OEMs") and their subcontractors. HEICO also believes it is a leading manufacturer of various types of electronic equipment for the aviation, defense, space, medical, telecommunications and electronics industries.

The Company was originally organized in 1957 as a holding company known as HEICO Corporation. As part of a reorganization completed in 1993, the original holding company (formerly known as HEICO Corporation) was renamed as HEICO Aerospace Corporation and a new holding corporation known as HEICO Corporation was created. The reorganization did not result in any change in the business of the Company, its consolidated assets or liabilities or the relative interests of its shareholders.

Our business is comprised of two operating segments:

The Flight Support Group. Our Flight Support Group ("FSG"), consisting of HEICO Aerospace Holdings Corp. and HEICO Flight Support Corp. and their collective subsidiaries, accounted for 68%, 60% and 57% of our net sales in fiscal 2024, 2023 and 2022, respectively. The FSG uses proprietary technology to design and manufacture jet engine and aircraft component replacement parts for sale at lower prices than those manufactured by OEMs. These parts are approved by the FAA and are the functional equivalent of parts sold by OEMs. In addition, the FSG repairs, overhauls and distributes jet engine and aircraft components, avionics and instruments for domestic and foreign commercial air carriers and aircraft repair companies as well as military and business aircraft operators. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States ("U.S.") government. Additionally, the FSG is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, the FSG is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. The FSG also engineers, designs and manufactures thermal insulation blankets and parts as well as removable/ reusable insulation systems for aerospace, defense, commercial and industrial applications; manufactures expanded foil mesh for lightning strike protection in fixed and rotary wing aircraft; distributes aviation electrical interconnect products and electromechanical parts; overhauls industrial pumps, motors, and other hydraulic units with a focus on the support of legacy systems for the U.S. Navy; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; and manufactures emergency descent devices ("EDDs") and personnel and cargo parachute products.

The Electronic Technologies Group. Our Electronic Technologies Group ("ETG"), consisting of HEICO Electronic Technologies Corp. and its subsidiaries, accounted for 32%, 40% and 43% of our net sales in fiscal 2024, 2023 and 2022, respectively. The ETG derived approximately 51%, 49% and 56% of its net sales in fiscal 2024, 2023 and 2022, respectively, from the sale of products and services to U.S. and foreign military agencies, prime defense contractors and both commercial and defense satellite and spacecraft manufacturers. The ETG collectively designs, manufactures and sells various types of electronic, data and microwave, and electro-optical products, including infrared simulation and test equipment, laser rangefinder receivers, electrical power supplies, back-up power supplies, power conversion products, underwater locator beacons, emergency locator transmission beacons, flight deck annunciators, panels, and indicators, electromagnetic and radio frequency interference shielding and filters, high power capacitor charging power supplies, amplifiers, traveling wave tube amplifiers, photodetectors, amplifier modules, microwave power modules, flash lamp drivers, laser diode drivers, arc lamp power supplies, custom power supply designs, cable assemblies, high voltage power supplies, high voltage interconnection devices and wire, high voltage energy generators, high frequency power delivery systems; memory products, including three-dimensional microelectronic and stacked memory, static random-access memory (SRAM), and electronically erasable programmable read-only memory (EEPROM); harsh environment electronic connectors and other interconnect products, radio frequency ("RF") and microwave amplifiers, transmitters, and receivers and integrated assemblies, sub-assemblies and components; RF sources, detectors and controllers, wireless cabin control systems, solid state power distribution and management systems, proprietary in-cabin power and entertainment components and subsystems, crashworthy and ballistically self-sealing auxiliary fuel systems, nuclear radiation detectors, communications and electronic intercept receivers and tuners, fuel level sensing systems, high-speed interface products that link devices, high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, other defense applications and commercial uses; silicone material for a variety of demanding applications; precision power analog monolithic, hybrid and open frame components; high-reliability ceramic-to-metal feedthroughs and connectors, technical surveillance countermeasures (TSCM) equipment to detect devices used for espionage and information theft; rugged small-form factor embedded computing solutions; custom high power filters and filter assemblies; test sockets and adapters for both engineering and production use of semiconductor devices; radiation assurance services and products; and high reliability ("Hi-Rel"), complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses, including emerging "clean energy" and electrification applications.

HEICO has continuously operated in the aerospace industry for over 65 years. Since assuming control in 1990, our current management has achieved significant sales and profit growth through a broadened line of product offerings, an expanded customer base, increased research and development expenditures and the completion of a number of acquisitions. As a result of internal growth and acquisitions, our net sales from continuing operations have grown from $26.2 million in fiscal 1990 to $3,857.7 million in fiscal 2024, representing a compound annual growth rate of approximately 16%. During the same period, we improved our net income from $2.0 million to $514.1 million, representing a compound annual growth rate of approximately 18%.

Disciplined Acquisition Strategy

Acquisitions have been an important element of our growth strategy over the past thirty-four years, supplementing our organic growth. Since 1990, we have completed approximately 103 acquisitions complementing the niche segments of the aviation, defense, space, medical, telecommunications and electronics industries in which we operate. We typically target acquisition opportunities that allow us to broaden our product offerings, services and technologies while expanding our customer base and geographic presence. Even though we have historically pursued an active acquisition policy, our disciplined acquisition strategy involves limiting acquisition candidates to businesses that we believe will continue to grow, offer strong cash flow and earnings potential, and are available at fair prices. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for further information regarding our recent acquisitions.

Flight Support Group

The Flight Support Group serves a broad spectrum of the aviation industry, including (i) commercial airlines and air cargo carriers; (ii) repair and overhaul facilities; (iii) OEMs; and (iv) U.S. and foreign governments.

The FSG competes with the leading industry OEMs and, to a lesser extent, with a number of smaller, independent parts distributors. Historically, the three principal jet engine OEMs, General Electric (including CFM International), Pratt & Whitney and Rolls Royce, have been the sole source of substantially all jet engine replacement parts for their jet engines. Other OEMs have been the sole source of replacement parts for their aircraft component parts. We believe that we are the largest independent supplier of non-OEM jet engine and aircraft component replacement parts, and in recent years and inclusive of acquisitions, we are now adding new products to our line at a rate of approximately 350 to 550 Parts Manufacturer Approvals ("PMA" or "PMAs") per year. We have developed for our customers approximately 20,000 parts for which PMAs have been received from the FAA.

Jet engine and aircraft component replacement parts can be categorized by their ongoing ability to be repaired and returned to service. The general categories in which we participate are as follows: (i) rotable; (ii) repairable; and (iii) expendable. A rotable is a part which is removed periodically as dictated by an operator's maintenance procedures or on an as needed basis and is typically repaired or overhauled and re-used an indefinite number of times. An important subset of rotables is "life limited" parts. A life limited rotable has a designated number of allowable flight hours and/or cycles (one take-off and landing generally constitutes one cycle) after which it is rendered unusable. A repairable is similar to a rotable except that it can only be repaired a limited number of times before it must be discarded. An expendable is generally a part which is used and not thereafter repaired for further use.

Jet engine and aircraft component replacement parts are classified within the industry as (i) factory-new; (ii) new surplus; (iii) overhauled; (iv) repairable; and (v) as removed. A factory-new or new surplus part is one that has never been installed or used. Factory-new parts are purchased from FAA-approved manufacturers (such as HEICO or OEMs) or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other redistributors. An overhauled part is one that has been completely repaired and inspected by a licensed repair facility such as ours. An aircraft spare part is classified as "repairable" if it can be repaired by a licensed repair facility under applicable regulations. A part may also be classified as "repairable" if it can be removed by the operator from an aircraft or jet engine while operating under an approved maintenance program and is airworthy and meets any manufacturer or time and cycle restrictions applicable to the part. A "factory-new," "new surplus" or "overhauled" part designation indicates that the part can be immediately utilized on an aircraft. A part in "as removed" or "repairable" condition requires inspection and possibly functional testing, repair or overhaul by a licensed facility prior to being returned to service in an aircraft.

FAA Approvals and Product Design. Non-OEM manufacturers of jet engine and aircraft component replacement parts must receive a PMA from the FAA to sell the replacement part. The PMA approval process includes the submission of sample parts, drawings and testing data to one of the FAA's Aircraft Certification Offices where the submitted data are analyzed. We believe that an applicant's ability to successfully complete the PMA process is limited by several factors, including (i) the agency's confidence level in the applicant; (ii) the complexity of the part; (iii) the volume of PMAs being filed; and (iv) the resources available to the FAA. We also believe that companies such as HEICO that have demonstrated their advanced design engineering and manufacturing capabilities, including an established favorable track record with the FAA, generally receive a faster turnaround time in the processing of PMA applications. Finally, we believe that the PMA process creates a significant barrier to entry in this market niche through both its technical demands and its limits on the rate at which competitors can bring products to market.

Factory-New Jet Engine and Aircraft Component Replacement Parts. The FSG engages in the research and development, design, manufacture and sale of FAA-approved replacement parts that are sold to domestic and foreign commercial air carriers and aircraft repair and overhaul companies. Our principal competitors are aircraft engine and aircraft component manufacturers. The FSG's factory-new replacement parts include various jet engine and aircraft component replacement parts. A key element of our growth strategy is the continued design and development of an increasing number of PMA replacement parts in order to further penetrate our existing customer base and obtain new customers. We select the jet engine and aircraft component replacement parts to design and manufacture through a selection process which analyzes industry information to determine which replacement parts are suitable candidates.

Repair and Overhaul Services. The FSG provides repair and overhaul services on selected jet engine and aircraft component parts, as well as on avionics, instruments, composites and flight surfaces of commercial aircraft operated by domestic and foreign commercial airlines. The FSG also provides repair and overhaul services including avionics and navigation systems as well as subcomponents and other instruments utilized on military aircraft operated by the U.S.

government and foreign military agencies and for aircraft repair and overhaul companies. Our repair and overhaul operations require a high level of expertise, advanced technology and sophisticated equipment. Services include the repair, refurbishment and overhaul of numerous accessories and parts mounted on gas turbine engines and airframes. Components overhauled include fuel pumps, generators, fuel controls, pneumatic valves, starters and actuators, turbo compressors and constant speed drives, hydraulic pumps, valves and actuators, wheels and brakes, composite flight controls, electro-mechanical equipment, auxiliary power unit accessories and thrust reverse actuation systems. Some of the repair and overhaul services provided by the FSG are proprietary repairs approved by an FAA-qualified designated engineering representative ("DER") and/or by the owner/operator. Such proprietary repairs typically create cost savings or provide engineering flexibility. The FSG also provides commercial airlines, regional operators, asset management companies and Maintenance, Repair and Overhaul ("MRO") providers with high quality and cost effective niche accessory component exchange services as an alternative to OEMs' spares services.

Distribution. The FSG distributes FAA-approved parts including hydraulic, pneumatic, structural, interconnect, mechanical and electro-mechanical components for the commercial, regional and general aviation markets. The FSG also is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, we believe the FSG is a leading provider of products and services necessary to maintain up-to-date F-16 fighter aircraft operational capabilities.

Manufacture of Specialty Aircraft/Defense Related Parts and Subcontracting for OEMs. The FSG engineers, designs and manufactures thermal insulation blankets and parts as well as renewable/reusable insulation systems primarily for aerospace, defense, commercial and industrial applications. The FSG also manufactures specialty components and assemblies for sale as a subcontractor for aerospace and industrial original equipment manufacturers and the U.S. government. Additionally, the FSG manufactures advanced niche components and complex composite assemblies for commercial aviation, defense and space applications; manufactures expanded foil mesh, which is integrated into composite aerospace structures for lightning strike protection in fixed and rotary wing aircraft; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; and designs, manufactures and distributes emergency descent devices ("EDDs"), personnel and cargo parachute products, heavy airdrop platforms, and other highly-engineered products.

As part of our growth strategy, we have continued to increase our research and development activities. Research and development expenditures by the FSG, which were approximately $.3 million in fiscal 1991, increased to approximately $36.7 million in fiscal 2024, $26.4 million in fiscal 2023 and $22.2 million in fiscal 2022. We believe that the FSG's research and development capabilities are a significant component of our historical success and an integral part of our growth strategy. In recent years, the FAA granted us PMAs for approximately 350 to 550 new parts and we develop numerous new proprietary repairs per year; however, no assurance can be given that the FAA will continue to grant PMAs or DER-approved repairs or that we will achieve acceptable levels of net sales and gross profits on such parts or repairs in the future.

We benefit from our proprietary rights relating to certain design, engineering and manufacturing processes and repair and overhaul procedures. Customers often rely on us to provide initial and additional components, as well as to redesign, re-engineer, replace or repair and provide overhaul services on such aircraft components at every stage of their useful lives. In addition, for some products, our unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on us for production of such designed products.

We have no material patents for the proprietary techniques, including software and manufacturing expertise, we have developed to manufacture jet engine and aircraft component replacement parts and instead, we primarily rely on trade secret protection. Although our proprietary techniques and software and manufacturing expertise are subject to misappropriation or obsolescence, we believe that we take appropriate measures to prevent misappropriation or obsolescence from occurring by developing new techniques and improving existing methods and processes, which we will continue on an ongoing basis as dictated by the technological needs of our business.

We believe that, based on our competitive pricing, reputation for high quality, short lead time requirements, strong relationships with domestic and foreign commercial air carriers and repair stations (companies that overhaul aircraft engines and/or components), and successful track record of receiving PMAs and DER repair approvals from the FAA and commercial air carriers, we are uniquely positioned to continue to increase the products and services offered and gain market share.

Electronic Technologies Group

Our Electronic Technologies Group's strategy is to design and manufacture highly-engineered, mission-critical subcomponents that must successfully operate in the harshest environments, for smaller, niche markets, but which are utilized in larger systems – systems like power, targeting, tracking, identification, simulation, testing, communications, lighting, surgical, medical imaging, baggage scanning, telecom and computer systems. These systems are, in turn, often located on another platform, such as aircraft, rotorcraft, satellites, ships, spacecraft, land vehicles, handheld devices and other platforms.

Electro-Optical Infrared Simulation and Test Equipment. The ETG is a designer and manufacturer of niche state-of-the-art simulation, testing and calibration equipment used in the development of missile seeking technology, airborne targeting and reconnaissance systems, shipboard targeting and reconnaissance systems, space-based sensors as well as ground vehicle-based systems. These products include infrared scene projector equipment, such as our MIRAGE IR Scene Simulator, high precision blackbody sources, software and integrated calibration systems.

Simulation equipment allows the U.S. government and allied foreign military to save money on missile testing as it allows infrared-based missiles to be tested on a multi-axis, rotating table instead of requiring the launch of a complete missile. In addition, several large military prime contractors have elected to purchase such equipment from us instead of maintaining internal staff to do so because we can offer a more cost-effective solution. Our customers include major U.S. Department of Defense weapons laboratories and defense prime contractors.

Electro-Optical Laser Products. The ETG is a designer and maker of laser rangefinder receivers and other photodetectors used in airborne, vehicular and handheld targeting systems manufactured by major prime military contractors. Most of our rangefinder receiver product offering consists of complex and patented products which detect reflected light from laser targeting systems and allow the systems to confirm target accuracy and calculate target distances prior to discharging a weapon system. Some of these products are also used in laser eye surgery systems for tracking ocular movement.

Electro-Optical, Microwave and Other Power Equipment. The ETG produces power supplies, amplifiers and flash lamp drivers used in laser systems for military, medical and other applications that are sometimes utilized with our rangefinder receivers. We also produce emergency back-up power supplies and batteries used on commercial aircraft and business jets for services such as emergency exit lighting, emergency fuel shut-off, power door assists, cockpit voice recorders and flight computers. Additionally, we design, manufacture and repair flight deck annunciators, panels and indicators. We design and manufacture next generation wireless cabin control systems, solid state power distribution and management systems, fuel level sensing systems, power distribution solutions and proprietary in-cabin power and entertainment components and subsystems primarily for business jets, general aviation, and the military/ defense market. We offer custom or standard designs that solve challenging OEM requirements and meet stringent safety and emissions requirements. Our power electronics products include capacitor charger power supplies, laser diode drivers, arc lamp power supplies and custom power supply designs.

Our microwave products are used in both commercial and military satellites, spacecraft and in electronic warfare systems. These products, which include isolators, bias tees, circulators, latching ferrite switches and waveguide adapters, are used in satellites and spacecraft to control or direct energy according to operator needs. As satellites are frequently used as sensors for stand-off warfare, we believe this product line further supports our goal of increasing our activity in the stand-off market. Additionally, our microwave products include custom high power filters and filter assemblies, converters, receivers, transmitters, amplifiers, frequency sources and related sub-systems that address the majority of major satellite frequencies. We believe we are a leading supplier of the niche products which we design and manufacture for this market, a market that includes commercial satellites. Our customers for these products include satellite and spacecraft manufacturers.

Electromagnetic Interference (EMI) and Radio-Frequency Interference (RFI) Shielding and Suppression Filters. The ETG designs and manufactures shielding used to prevent electromagnetic energy and radio frequencies from interfering with other devices, such as computers, telecommunication devices, avionics, weapons systems and other electronic equipment. The ETG designs and manufactures EMI/RFI and transient protection solutions for a wide variety of connectors that principally serve customers within the aerospace and defense markets. Our products include a patented line of shielding applied directly to circuit boards and a line of gasket-type shielding applied to computers and other electronic equipment. Our customers consist essentially of medical, electronics, telecommunications and defense equipment producers.

High-Speed Interface Products. The ETG designs and manufactures advanced high-technology, high-speed interface products utilized in homeland security, defense, medical research, astronomical and other applications across numerous industries.

High Voltage Interconnection Devices. The ETG designs and manufactures high and very high voltage interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets. Among others, our products are utilized in aircraft missile defense, fighter pilot helmet displays, avionics systems, medical applications, wireless communications, and industrial applications including high voltage test equipment and underwater monitoring systems.

High Voltage Advanced Power Electronics. The ETG designs and manufactures a patented line of high voltage energy generators for medical, baggage inspection and industrial imaging systems. We also produce high voltage power supplies found in satellite communications, CT scanners and in medical and industrial x-ray systems.

Power Conversion Products. The ETG designs and provides innovative power conversion products principally serving the high-reliability military, space and commercial avionics end-markets. These high density, low profile and lightweight DC-to-DC converters and electromagnetic interference filters, which include thick film hermetically sealed hybrids, military commercial-off-the-shelf and custom designed and assembled products, have become the primary specified components of their kind on a generation of complex military, space and avionics equipment.

Underwater Locator Beacons and Emergency Locator Transmission Beacons. The ETG designs and manufactures Underwater Locator Beacons ("ULBs") used to locate aircraft Cockpit Voice Recorders and Flight Data Recorders, marine ship Voyage Recorders and various other devices which have been submerged under water. ULBs are required equipment on all U.S. FAA and European Aviation Safety Agency ("EASA") approved Flight Data and Cockpit Voice Recorders used in aircraft and on similar systems utilized on large marine shipping vessels. The ETG also designs and manufactures Emergency Locator Transmission Beacons for the commercial aviation and defense markets. Upon activation, these safety-critical devices transmit a distress signal to alert search and rescue operations of the aircraft's location.

Traveling Wave Tube Amplifiers ("TWTAs") and Microwave Power Modules ("MPMs"). The ETG designs and manufactures TWTAs and MPMs predominately used in radar, electronic warfare, on-board jamming and countermeasure systems in aircraft, ships and detection platforms deployed by U.S. and allied non-U.S. military forces.

Memory Products and Specialty Semiconductors. The ETG designs, manufactures and markets three-dimensional microelectronic and stacked memory products including memories, Point of Load ("POL") voltage converters and peripherals, industrial memories, and complex System-in-Package ("SiP") solutions. The products' patented designs provide high reliability memory and circuitry in a unique and stacked form which saves space and weight. These products are principally integrated into larger subsystems equipping satellites and spacecraft and are also utilized in medical equipment. Additionally, the ETG designs and manufactures specialty semiconductors and offers a well-developed line of processors as well as static random-access memory (SRAM) and electronically erasable programmable read-only memory (EEPROM) products utilized on a diverse array of military, space and medical platforms.

Harsh Environment Connectivity Products and Custom Molded Cable Assemblies. The ETG designs and manufactures high performance, high reliability and harsh environment electronic connectors and other interconnect products. These products include connectors, jacks and plugs, cables, patch panels and switches utilized in aviation, broadcast/audio, defense, industrial, medical and other equipment.

RF and Microwave Products. The ETG designs and manufactures RF and microwave amplifiers, transmitters and receivers to support military communications on unmanned aerial systems, other aircraft, helicopters and ground-based data/communications systems. The ETG designs and manufactures state-of-the-art RF and microwave integrated assemblies, sub-assemblies and components used in a broad range of demanding defense applications operating in harsh environments including space.

High Performance Communications and Electronic Intercept Receivers and Tuners. The ETG designs and manufactures innovative, high performance receiver and radio frequency digitizer products for military and intelligence applications.

Crashworthy and Ballistically Self-Sealing Auxiliary Fuel Systems. The ETG designs and manufactures mission-extending, crashworthy and ballistically self-sealing auxiliary fuel systems for military rotorcraft.

High Performance Active Antenna Systems and Airborne Antennas. The ETG designs and produces high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, and other defense applications and commercial uses.

Nuclear Radiation Detectors. The ETG designs and manufactures highly sensitive, reliable and easy-to-use nuclear radiation detectors for law enforcement, homeland security and military applications.

Specialty Silicone Products. The ETG designs and manufactures silicone material for a variety of demanding applications used in aerospace, defense, research, oil and gas, testing, pharmaceuticals and other markets.

High-End Power Amplifiers. The ETG designs and manufactures precision power analog monolithic, hybrid and open frame components for a certain wide range of defense, industrial, measurement, medical and test applications.

High-Reliability ("Hi-Rel") Ceramic-to-Metal Feedthroughs and Connectors. The ETG designs and manufactures high-reliability ceramic-to-metal feedthroughs and connectors for demanding environments within the industrial, life science, medical, research, semiconductor, and other markets.

Technical Surveillance Countermeasures ("TSCM") Equipment. The ETG designs and manufactures TSCM equipment to detect devices used for espionage and information theft serving government agencies, law enforcement, corporate security personnel and TSCM professionals worldwide.

High-End Radio Frequency Receivers and Sources. The ETG designs and manufactures RF Sources, Detectors and Controllers for a certain wide range of aerospace and defense applications.

Rugged, Small-Form-Factor Embedded Computing Solutions. The ETG designs and manufactures rugged, small-form-factor embedded computing solutions that are primarily used in rugged commercial and industrial, aerospace and defense, transportation, and smart energy applications.

High Performance Test Sockets and Adapters. The ETG designs and manufactures higher performance test sockets and adapters for both engineering and production use of semiconductor devices.

Radiation Engineering. The ETG offers radiation assurance services and products used in testing and simulating radiation effects on electronic components and materials.

Hi-Rel, Passive Electronic Components and Rotary Joint Assemblies. The ETG offers Hi-Rel, complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses, including emerging "clean energy" and electrification applications.

As part of our growth strategy, we have continued to invest in our research and development activities. Research and development expenditures by the ETG were $74.5 million in fiscal 2024, $69.4 million in fiscal 2023 and $53.9 million in fiscal 2022. We believe that the ETG's research and development capabilities are a significant component of our historical success and an integral part of our growth strategy.

Distribution, Sales, Marketing and Customers

Each of our operating segments independently conducts distribution, sales and marketing efforts directed at their respective customers and industries and, in some cases, collaborates with other operating divisions and subsidiaries within its group for cross-marketing efforts. Sales and marketing efforts are conducted primarily by in-house personnel and, to a lesser extent, by independent manufacturers' representatives. Generally, our in-house sales personnel receive a base salary plus commissions and manufacturers' representatives receive a commission based on sales.

We believe that direct relationships are crucial to establishing and maintaining a strong customer base and, accordingly, our senior management is actively involved in our marketing activities, particularly with established customers. We are also a member of various trade and business organizations related to the commercial aviation industry, such as the Aerospace Industries Association, which we refer to as AIA, the leading trade association representing the nation's manufacturers of commercial, military and business aircraft, aircraft engines and related components and equipment. Due in large part to our established industry presence, we enjoy strong customer relations, name recognition and repeat business.

We sell our products to a broad customer base consisting of domestic and foreign commercial and cargo airlines, repair and overhaul facilities, other aftermarket suppliers of aircraft engine and airframe materials, OEMs, domestic and foreign military units, electronic manufacturing services companies, manufacturers for the defense industry as well as medical, telecommunications, scientific, and industrial companies. No one customer accounted for sales of 10% or more of total consolidated sales from continuing operations during any of the last three fiscal years. Net sales to our five largest customers accounted for approximately 19%, 18% and 21% of total net sales in fiscal 2024, 2023 and 2022, respectively.

Competition

The aerospace product and service industry is characterized by intense competition. Some of our competitors have substantially greater name recognition, inventories, complementary product and service offerings, financial, marketing and other resources than we do. As a result, such competitors may be able to respond more quickly to customer requirements than we can. Moreover, smaller competitors may be in a position to offer more attractive pricing as a result of lower labor costs and other factors.

Our jet engine and aircraft component replacement parts business competes primarily with aircraft engine and aircraft component OEMs. The competition is principally based on price and service to the extent that our parts are interchangeable. With respect to other aerospace products and services sold by the Flight Support Group, we compete with both the leading jet engine and aircraft component OEMs and a large number of machining, fabrication, distribution and repair companies, some of which have greater financial and other resources than we do. Competition is based mainly on price, product performance, service and technical capability.

Competition for the repair and overhaul of jet engine and aircraft components and avionics and navigation systems as well as the manufacture of specialty aircraft and defense related parts comes from three principal sources: OEMs, major commercial airlines and other independent service companies. Some of these competitors have greater financial and other resources than we do. Some major commercial airlines own and operate their own service centers and sell repair and overhaul services to other aircraft operators. Foreign airlines that provide repair and overhaul services typically provide these services for their own aircraft components and for third parties. OEMs also maintain service centers that provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components. We believe that the principal competitive factors in the repair and overhaul market are quality, turnaround time, overall customer service and price.

Our Electronic Technologies Group competes with several large and small domestic and foreign competitors, some of which have greater financial and other resources than we do. The markets for our electronic, data and microwave, and electro-optical equipment products are niche markets with several competitors where competition is based mainly on design, technology, quality, price, service and customer satisfaction.

Raw Materials

We purchase a variety of raw materials, primarily consisting of high temperature alloy sheet metal and castings, forgings, pre-plated metals, electrical components and advanced composite materials from various vendors. The materials used by our operations are generally available from a number of sources and in sufficient quantities to meet current requirements subject to normal lead times. We are subject to rules promulgated by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the use of certain materials (tantalum, tin, gold and tungsten), known as conflict minerals, which are mined from the Democratic Republic of the Congo and adjoining countries. These rules may impose additional costs and may introduce new risks related to our ability to verify the origin of any conflict minerals used in our products.

Government Regulation

The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine parts and airframes. In addition, the FAA requires that various maintenance routines be performed on aircraft engines, some engine parts, and airframes at regular intervals based on cycles or flight time. Engine maintenance must also be performed upon the occurrence of certain events, such as foreign object damage in an aircraft engine or the replacement of life-limited engine parts. Such maintenance usually requires that an aircraft engine be taken out of service. Our operations may in the future be subject to new and more stringent regulatory requirements. In that regard, we closely monitor the FAA and industry trade groups in an attempt to understand how possible future regulations might impact us. Our businesses which sell defense products directly to the U.S. Government or for use in systems delivered to the U.S. Government can be subject to various laws and regulations governing pricing and other factors.

There has been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these government regulations.

Environmental Regulation

Our operations are subject to extensive, and frequently changing, federal, state and local environmental laws and substantial related regulation by government agencies, including the Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the operation, handling, transportation and disposal of hazardous materials; protect the health and safety of workers; and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Notwithstanding these burdens, we believe that we are in material compliance with all federal, state and local environmental laws and regulations governing our operations.

There has been no material adverse effect to our consolidated financial statements nor competitive positions as a result of these environmental regulations.

Other Regulation

We are also subject to a variety of other regulations including work-related and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees and established the Occupational Safety and Health Administration ("OSHA") in the Department of Labor. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in some circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. We believe that our operations are in material compliance with OSHA's health and safety requirements.

Insurance

We are a named insured under policies which include the following coverage: (i) product liability, including grounding; (ii) personal property, inventory and business interruption at our facilities; (iii) general liability coverage; (iv) employee benefit liability; (v) international liability and automobile liability; (vi) umbrella liability coverage; and (vii) various other activities or items, each subject to certain limits and deductibles. We believe that our insurance coverage is adequate to insure against the various liability risks of our business.

Human Capital

We believe HEICO's employees are directly responsible for its success through dedication to their profession and craft. This talented group continues to deliver industry leading growth and new product innovations, all while maintaining HEICO's unique entrepreneurial culture of excellence.

As of October 31, 2024, we had approximately 10,000 full-time and part-time employees including approximately 5,100 in the Flight Support Group (of whom approximately 1,000 were employed by foreign subsidiaries) and approximately 4,900 in the Electronic Technologies Group (of whom approximately 2,000 were employed by foreign subsidiaries). None of our employees are represented by a U.S. domestic union. Our management believes that we have good relations with our employees.

Health and Safety

The health and safety of our workforce is fundamental to the success of our business. We safeguard our people, projects and reputation by striving for zero employee injuries and illnesses, while operating and delivering our work responsibly and sustainably. We provide our employees upfront and ongoing safety training to ensure that safety policies and procedures are effectively communicated and implemented. Personal protective equipment is provided to those employees where needed for the employee to safely perform their job function.

Compensation and Benefits

As part of our compensation philosophy, we believe that offering and maintaining market competitive total rewards programs is essential to attract and retain superior talent. In addition to paying healthy base wages, our programs include annual bonus opportunities, a company-matched 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, flexible work schedules, and employee assistance programs. Equity compensation is also a key component of our compensation strategy, with all domestic team members receiving an annual 401(k) employer contribution in HEICO stock based on Company performance, and employer 401(k) matching contributions are also made using HEICO stock. Additionally, certain team member are granted stock options, further aligning their success with HEICO's growth.

Diversity and Inclusion

We are committed to remaining a diverse and inclusive work environment that supports our global workforce and the communities we serve. We recruit the best people for the job regardless of gender, ethnicity or other protected traits and it is our policy to fully comply with all laws (domestic and foreign) applicable to discrimination in the workplace. Our diversity and inclusion principles are also reflected in our employee training and policies.

Available Information

Our Internet website address is https://www.heico.com. We make available free of charge, through the Investors section of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, specialized disclosure reports on Form SD and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). These materials are also available free of charge on the SEC's website at http://www.sec.gov. The information on or obtainable through our website is not incorporated into this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. Our Code of Ethics for Senior Financial and Other Officers is part of our Code of Business Conduct, which is located on our website at https://www.heico.com. Any amendments to or waivers from a provision of this code of ethics will be posted on the website. Also located on the website are our Corporate Governance Guidelines, Finance/Audit Committee Charter, Nominating & Corporate Governance Committee Charter, and Compensation Committee Charter.

Copies of the above referenced materials will be made available, free of charge, upon written request to the Corporate Secretary at HEICO Corporation, 3000 Taft Street, Hollywood, Florida 33021.

Information About Our Executive Officers

Our executive officers are appointed by the Board of Directors and serve at the discretion of the Board. The following table sets forth the names, ages of, and positions and offices held by our executive officers as of December 18, 2024:

Name	Age	Position(s)	Director Since
Laurans A. Mendelson	86	Chairman of the Board; Chief Executive Officer; and Director	1989
Eric A. Mendelson	59	Co-President and Director; President and Chief Executive Officer of the HEICO Flight Support Group	1992
Victor H. Mendelson	57	Co-President and Director; President and Chief Executive Officer of the HEICO Electronic Technologies Group	1996
Thomas S. Irwin	78	Senior Executive Vice President	—
Carlos L. Macau, Jr.	57	Executive Vice President - Chief Financial Officer and Treasurer	—
Steven M. Walker	60	Chief Accounting Officer and Assistant Treasurer	—

Laurans A. Mendelson has served as our Chairman of the Board since December 1990. He has also served as our Chief Executive Officer since February 1990 and served as our President from September 1991 through September 2009. Mr. Mendelson is a former Chairman and present member of the Board of Trustees, former Chairman and present member of the Executive Committee and a current member of the Society of Mount Sinai Founders of Mount Sinai Medical Center in Miami Beach, Florida. In addition, Mr. Mendelson is a Trustee Emeritus of Columbia University in the City of New York, where he previously served as Trustee and Chairman of the Trustees' Audit Committee. Mr. Mendelson was awarded the honor of Chevalier in France's Légion d'honneur. Mr. Mendelson was previously named Best CEO in the Aerospace & Defense Electronics Sector by *Institutional Investor* magazine and recently received the Ultimate CEO Award from the *South Florida Business Journal*. Early in his career, Mr. Mendelson was a licensed and practicing Certified Public Accountant in the states of Florida and New York, though he no longer practices and his license is inactive. Laurans Mendelson is the father of Eric Mendelson and Victor Mendelson.

Eric A. Mendelson has been associated with the Company since 1990, serving in various capacities. Mr. Mendelson has served as our Co-President since October 2009 and served as our Executive Vice President from 2001 through September 2009. Mr. Mendelson has also served as President and Chief Executive Officer of the HEICO Flight Support Group since its formation in 1993, as well as President of various Flight Support Group subsidiaries. Mr. Mendelson is a co-founder, and, since 1987, has been Managing Director of Mendelson International Corporation, a private investment company, which is a shareholder of HEICO. He is a member of the Board of Governors, and has previously served as an Ex-Officio Member of the Executive Committee, and Chair of the Civil Aviation Leadership Council, of the Aerospace Industries Association ("AIA") in Washington, D.C., of which HEICO is a member. In addition, Mr. Mendelson is a member of the Board of Directors of Partnership for Miami, a member of the Advisory Board of Trustees of Mount Sinai Medical Center in Miami Beach, Florida, a Past Chairman of Ransom Everglades

School in Coconut Grove, Florida, as well as a member of the Board of Visitors of Columbia College in New York City. Eric Mendelson is the son of Laurans Mendelson and the brother of Victor Mendelson.

Victor H. Mendelson has been associated with the Company since 1990, serving in various capacities. Mr. Mendelson has served as our Co-President since October 2009 and served as our Executive Vice President from 2001 through September 2009. Mr. Mendelson has also served as President and Chief Executive Officer of the HEICO Electronic Technologies Group since founding it in September 1996. He served as the Company's General Counsel from 1993 to 2008 and the Company's Vice President from 1996 to 2001. In addition, Mr. Mendelson was the Chief Operating Officer of the Company's former MediTek Health Corporation subsidiary from 1995 until its profitable sale in 1996. Mr. Mendelson is a co-founder, and, since 1987, has been President of Mendelson International Corporation, a private investment company, which is a shareholder of HEICO. Mr. Mendelson is a Vice-Chair of the Board of Trustees of Columbia University in the City of New York, a Trustee of St. Thomas University in Miami Gardens, Florida, a Director of Boys & Girls Clubs of Miami-Dade and is a Director and Past President of the Board of Directors of the Florida Grand Opera. Victor Mendelson is the son of Laurans Mendelson and the brother of Eric Mendelson.

Thomas S. Irwin has served as our Senior Executive Vice President since June 2012; our Executive Vice President, Chief Financial Officer and Treasurer from September 1991 through May 2012; Senior Vice President and Treasurer from 1986 to 1991; and our Vice President and Treasurer from 1982 to 1986. Mr. Irwin is a Certified Public Accountant. He is a member of the American and North Carolina Institutes of Certified Public Accountants.

Carlos L. Macau, Jr. has served as our Executive Vice President - Chief Financial Officer and Treasurer since June 2012. Mr. Macau joined HEICO from the international public accounting firm of Deloitte & Touche LLP where he worked from 2000 to 2012 as an Audit Partner. Prior to joining HEICO, Mr. Macau accumulated 22 years of financial and accounting experience serving a number of public and private manufacturing and service clients in a broad range of industries. His client responsibilities included serving as HEICO's lead client services partner for five years (2006 to 2010). Mr. Macau is a current member of the Mount Sinai Founders of Mount Sinai Medical Center in Miami Beach, Florida. Mr. Macau is a Certified Public Accountant, a Chartered Global Management Accountant, and a member of the American and Florida Institutes of Certified Public Accountants.

Steven M. Walker has served as our Chief Accounting Officer since June 2012 and served as our Corporate Controller from 2002 through May 2012. He has also served as our Assistant Treasurer since 2002. Mr. Walker is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Item 1A. *RISK FACTORS*

Our business, financial condition, operating results and cash flows may be impacted by a number of factors, many of which are beyond our control, including those set forth below and elsewhere in this Annual Report on Form 10-K, any one of which may cause our actual results to differ materially from anticipated results:

Strategic, Business and Operational Risks

We may not be able to effectively execute our acquisition strategy, which could slow our growth.

A key element of our strategy is growth through the acquisition of additional companies. Our acquisition strategy is affected by and poses a number of challenges and risks, including the following:

- Availability of suitable acquisition candidates;
- Availability of capital;
- Diversion of management's attention;
- Effective integration of the operations and personnel of acquired companies;
- Potential write-downs of acquired intangible assets;
- Potential loss of key employees of acquired companies;
- Use of a significant portion of our available cash;
- Significant dilution to our shareholders for acquisitions made utilizing our securities;
- Consummation of acquisitions on satisfactory terms; and
- Obtaining applicable domestic and/or foreign governmental approvals such as antitrust and foreign investment related authorizations.

We may not be able to successfully execute our acquisition strategy, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on the development and manufacture of new products, equipment and services. Our inability to develop, manufacture and introduce new products and services at profitable pricing levels could reduce our sales or sales growth.

The aviation, defense, space, medical, telecommunications and electronics industries are constantly undergoing development and change and, accordingly, new products, equipment and methods of repair and overhaul service are likely to be introduced in the future. In addition to manufacturing electronic and electro-optical equipment and selected aerospace and defense components for OEMs and the U.S. government and repairing jet engine and aircraft components, we re-design sophisticated aircraft replacement parts originally developed by OEMs so that we can offer the replacement parts for sale at substantially lower prices than those manufactured by the OEMs. Consequently, we devote substantial resources to research and product development. Technological development poses a number of challenges and risks, including the following:

- We may not be able to successfully protect the proprietary interests we have in various aircraft parts, electronic and electro-optical equipment and our repair processes;

- As OEMs continue to develop and improve jet engines and aircraft components, we may not be able to re-design and manufacture replacement parts that perform as well as those offered by OEMs or we may not be able to profitably sell our replacement parts at lower prices than the OEMs;

- We may need to expend significant capital to:
  - purchase new equipment and machines,
  - train employees in new methods of production and service, and
  - fund the research and development of new products; and

- Development by our competitors of patents or methodologies that preclude us from the design and manufacture of aircraft replacement parts or electrical and electro-optical equipment could adversely affect our business, financial condition and results of operations.

In addition, we may not be able to successfully develop new products, equipment or methods of repair and overhaul service, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Intense competition from existing and new competitors may harm our business.

We face significant competition in each of our businesses.

Flight Support Group

- For jet engine and aircraft component replacement parts, we compete with the industry's leading jet engine and aircraft component OEMs.

- For the distribution, overhaul and repair of jet engine and aircraft components and avionics and navigation systems as well as the manufacture of specialty aircraft and defense related parts, we compete with:
  - major commercial airlines, many of which operate their own maintenance and overhaul units;
  - OEMs, which manufacture, distribute, repair and overhaul their own and other OEM parts; and
  - other independent service companies.

Electronic Technologies Group

- For the design and manufacture of various types of electronic, data and microwave, and electro-optical equipment products, we compete in a fragmented marketplace with a number of companies, some of which are well capitalized.

Many of the industries serviced by our operating segments are highly fragmented, have several highly visible leading companies, and are characterized by intense competition. Some of our OEM competitors have greater name recognition than HEICO, as well as complementary lines of business and financial, marketing and other resources that HEICO does not have. In addition, OEMs, aircraft maintenance providers, leasing companies and FAA-certificated repair facilities may attempt to bundle their services and product offerings in the supply industry, thereby significantly increasing industry competition. Moreover, our smaller competitors may be able to offer more attractive pricing of parts as a result of lower labor costs or other factors. A variety of potential actions by any of our competitors, including a reduction of product prices or the establishment by competitors of long-term relationships with new or existing customers, could have a material adverse effect on our business, financial condition and results of operations. Competition typically intensifies during cyclical downturns in the aviation industry, when supply may exceed demand. We may not be able to continue to compete effectively against present or future competitors, and competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

The inability to obtain certain components and raw materials from suppliers could harm our business.

Our business is affected by the availability and price of the raw materials and component parts that we use to manufacture our products. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers' ability to adjust delivery of long-lead time products during times of volatile demand. The supply chains for our business could also be disrupted by external events such as natural disasters, extreme weather events, pandemics, labor disputes, governmental actions and legislative or regulatory changes. As a result, our suppliers may fail to perform according to specifications when required and we may be unable to identify alternate suppliers or to otherwise mitigate the consequences of their non-performance. Transitions to new suppliers may result in significant costs and delays, including those related to the required recertification of parts obtained from new suppliers with our customers and/or regulatory agencies. Our inability to fill our supply needs could jeopardize our ability to fulfill obligations under customer contracts, which could result in reduced revenues and profits, contract penalties or terminations, and damage to customer relationships. Further, increased costs of such raw materials or components could reduce our profits if we were unable to pass along such price increases to our customers.

Product specification costs and requirements could cause an increase to our costs to complete contracts.

The costs to meet customer specifications and requirements could result in us having to spend more to design or manufacture products and this could reduce our profit margins on current contracts or those we obtain in the future.

We may incur damages or disruption to our business caused by natural disasters and other factors that may not be covered by insurance.

Several of our facilities, as a result of their locations, could be subject to a catastrophic loss caused by hurricanes, tornadoes, earthquakes, floods, fire, power loss, telecommunication and information systems failure, political unrest or similar events. Our corporate headquarters and facilities located in Florida are particularly susceptible to hurricanes, storms, tornadoes or other natural disasters that could disrupt our operations, delay production and shipments, and result in large expenses to repair or replace the facility or facilities. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, financial condition and results of operations.

We are subject to the risks associated with sales to foreign customers, which could harm our business.

We market our products and services to approximately 135 countries, with approximately 37% of our consolidated net sales in fiscal 2024 derived from sales to foreign customers. We expect that sales to foreign customers will continue to account for a significant portion of our revenues in the foreseeable future. As a result, we are subject to risks of doing business internationally, including the following:

- Fluctuations in currency exchange rates;
- Geopolitical unrest, war, terrorism and other acts of violence;
- Volatility in foreign political, regulatory, and economic environments;
- Ability to obtain required export licenses or approvals;
- Uncertainty of the ability of foreign customers to finance purchases;
- Uncertainties and restrictions concerning the availability of funding credit or guarantees;
- Imposition of taxes, export controls, tariffs, embargoes and other trade restrictions;
- Compliance with a variety of international laws, as well as U.S. laws affecting the activities of U.S. companies abroad such as the U.S. Foreign Corrupt Practices Act; and
- Transportation delays and other supply chain disruptions.

While the impact of these factors is difficult to predict, any one or more of these factors may have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity events or other disruptions of our information technology systems could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of critical business processes and activities. We also collect and store sensitive data, including confidential business information and personal data. These systems may be susceptible to damage, disruptions or shutdowns due to attacks by computer hackers, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events. In addition, security breaches of our systems could result in the misappropriation or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers or suppliers. Any such events could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal claims or proceedings that could have a material adverse effect on our business, financial condition and results of operations.

We may not have the administrative, operational or financial resources to continue to grow the company.

We have experienced rapid growth in recent periods and intend to continue to pursue an aggressive growth strategy, both through acquisitions and internal expansion of products and services. Our growth to date has placed, and could continue to place, significant demands on our administrative, operational and financial resources. We may not be able to grow effectively or manage our growth successfully, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Goodwill and other intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As a result of our acquisitions, goodwill and intangible assets represent a significant portion of our total assets. As of October 31, 2024 and 2023, goodwill and intangible assets, net of amortization, accounted for 62% and 64% of our total assets, respectively. We test our goodwill and intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We may not realize the full value of our goodwill and intangible assets, and to the extent that impairment has occurred, we would be required to recognize the impaired portion of such assets in our earnings. An impairment of a significant portion of such assets could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success.

Our success substantially depends on the performance, contributions and expertise of our senior management team led by Laurans A. Mendelson, our Chairman and Chief Executive

Officer, and Eric A. Mendelson and Victor H. Mendelson, our Co-Presidents. Technical employees are also critical to our research and product development, as well as our ability to continue to re-design sophisticated products of OEMs in order to sell competing replacement parts at substantially lower prices than those manufactured by the OEMs. The loss of the services of any of our executive officers or other key employees or our inability to continue to attract or retain the necessary personnel could have a material adverse effect on our business, financial condition and results of operations.

Our executive officers and directors have significant influence over our management and direction.

As of December 18, 2024, collectively our executive officers and entities controlled by them, the HEICO Savings and Investment Plan (our 401(k) Plan) and members of the Board of Directors beneficially owned approximately 19% of our outstanding Common Stock and approximately 3% of our outstanding Class A Common Stock. Accordingly, they will be able to substantially influence the election of the Board of Directors and control our business, policies and affairs, including our position with respect to proposed business combinations and attempted takeovers.

Industry and Macroeconomic Risks

Our success is highly dependent on the performance of the aviation industry, which could be impacted by lower demand for commercial air travel or airline fleet changes causing lower demand for our goods and services.

General global industry and economic conditions that affect the aviation industry also affect our business. We are subject to macroeconomic cycles and when recessions occur, we may experience reduced orders, payment delays, supply chain disruptions or other factors as a result of the economic challenges faced by our customers, prospective customers and suppliers. Furthermore, disruptions within the aviation industry, such as production delays or regulatory challenges affecting major manufacturers, can reduce demand for our products and services and strain our supply chain. Historically, the aviation industry has been subject to downward cycles from time to time which reduce the overall demand for jet engine and aircraft component replacement parts and repair and overhaul services, and such downward cycles result in lower sales and greater credit risk. Demand for commercial air travel can be influenced by airline industry profitability, world trade policies, government-to-government relations, terrorism, disease outbreaks, environmental constraints imposed upon aircraft operations, technological changes, price and other competitive factors. Lower commercial air travel caused by risks arising from public health threats, such as the COVID-19 global pandemic, and their aftermath, airline fleet changes or airline purchasing decisions, could cause lower demand for our goods and services. These global industry and economic conditions may have a material adverse effect on our business, financial condition and results of operations.

The retirement or prolonged grounding of commercial aircraft could reduce our revenues and the value of any related inventory.

Our Flight Support Group designs and manufactures jet engine and aircraft component replacement parts and also repairs, overhauls and distributes jet engine and aircraft components. If aircraft or engines for which we offer replacement parts or supply repair and overhaul services are retired or grounded for prolonged periods of time and there are fewer aircraft that require these parts or services, our revenues may decline as well as the value of any related inventory.

Reductions in defense, space or homeland security spending by U.S. and/or foreign customers could reduce our revenues.

In fiscal 2024, approximately 32% of our net sales were derived from the sale of defense, commercial and defense satellite and spacecraft components, and homeland security products. A decline in defense, space or homeland security budgets or additional restrictions imposed by the U.S. government on sales of products or services to foreign military agencies could lower sales of our products and services.

We are subject to risks arising from public health threats, such as the the COVID-19 global pandemic ("Health Emergencies").

Our results of operations may continue to reflect the adverse impact from the COVID-19 pandemic, including its impact on our supply chain and inflationary pressures. Health Emergencies pose a risk that we or our employees, customers, suppliers, manufacturers and other commercial partners may be prevented from conducting business activities for an indefinite period of time, including due to the spread of the disease or shutdowns requested or mandated by governmental authorities.

The extent to which Health Emergencies may have a material adverse effect on our future business, financial condition and results of operations will depend on many factors that are not within HEICO's control, including but not limited to the path and effect of Health Emergencies, including factors like new variants and vaccination rates, potential supply chain disruptions and inflation, which can impact our key markets.

Regulatory and Legal Risks

We are subject to governmental regulation and our failure to comply with these regulations could cause the government to withdraw, suspend or revoke our authorizations and approvals to do business and could subject us to penalties and sanctions that could harm our business.

Governmental agencies throughout the world, including the FAA, highly regulate the manufacture, repair and overhaul of aircraft parts and accessories. We include, with the replacement parts that we sell to our customers, documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. In addition, our repair and overhaul operations are subject to certification pursuant to regulations established by the FAA. Specific regulations vary from country to country, although compliance with FAA requirements generally satisfies regulatory requirements in other countries. The revocation or suspension of any of our material authorizations or approvals would have an adverse effect on our business, financial condition and results of operations. New and more stringent government regulations, if adopted and enacted, could have an adverse effect on our business, financial condition and results of operations. In addition, certain product sales to foreign countries of our Electronic Technologies Group and Flight Support Group require export approval or licensing from the United States ("U.S.") government. Denial of export licenses could reduce our sales to those countries and could have a material adverse effect on our business.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission promulgated disclosure requirements regarding the use of certain minerals (tantalum, tin, gold and tungsten), known as conflict minerals, which are mined from the Democratic Republic of the Congo or another Covered Country. There are costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Given the complexity of our supply chain, we may not be able to ascertain the origin of these minerals used in our products in a timely manner, which could cause some of our customers to disqualify us as a supplier to the extent we are unable to certify our products are conflict mineral free. Additionally, the rule could affect sourcing at competitive prices and availability in sufficient quantities of such minerals used in our manufacturing processes for certain products.

Also, in foreign countries in which we have operations or business, a risk exists that our associates, contractors or agents could, in contravention of our policies and compliance programs, engage in business practices prohibited by U.S. laws and regulations applicable to us, such as the Foreign Corrupt Practices Act ("FCPA"), or the laws and regulations of other countries, such as the United Kingdom Bribery Act. Additionally, we are subject to regulations such as the Canadian Forced and Child Labour Act, which prohibits the importation of goods produced wholly or in part by forced or child labor. Any such violations could have a material adverse effect on our business.

Tax changes could affect our effective tax rate and future profitability.

We file income tax returns in the U.S. federal jurisdiction, multiple state jurisdictions and certain jurisdictions outside the U.S. In fiscal 2024, our effective tax rate was 17.5%. Our future effective tax rate may be adversely affected by a number of factors, including the following:

- Changes in statutory tax rates in any of the various jurisdictions where we file tax returns;
- Changes in available tax credits or tax deductions;
- Changes in tax laws or the interpretation of such tax laws including interpretations, amendments and technical corrections of the Tax Cuts and Jobs Act;

- Changes to the accounting for income taxes in accordance with generally accepted accounting principles;
- The amount of net income attributable to noncontrolling interests in our subsidiaries structured as partnerships;
- Changes in the mix of earnings in jurisdictions with differing statutory tax rates;
- Adjustments to estimated taxes upon finalization of various tax returns;
- Resolution of issues arising from tax audits with various tax authorities;
- The reversal of any previously experienced tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the HEICO Corporation Leadership Compensation Plan, a nonqualified deferred compensation plan; and
- The Organization of Economic Cooperation and Development (OECD) has issued Pillar Two model rules to ensure large corporations pay a global minimum tax of 15%, which will begin to be effective for our operations in fiscal 2025. The OECD has issued administrative guidance and safe harbor rules around the implementation of Pillar Two. We currently do not expect Pillar Two will have a significant impact on our fiscal 2025 consolidated financial statements, but will continue to monitor the potential impact of future legislation and guidance.

Any significant increase in our future effective tax rates could have a material adverse effect on net income for future periods.

We may incur product liability claims that are not fully insured and such insurance may not be available at commercially reasonable rates.

Our jet engine and aircraft component replacement parts and repair and overhaul services expose our business to potential liabilities for personal injury or death as a result of the failure of an aircraft component that we have designed, manufactured or serviced. While we maintain liability insurance to protect us from future product liability claims, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect on our business, financial condition and results of operations. Additionally, our customers typically require us to maintain substantial insurance coverage at commercially reasonable rates and our inability to obtain insurance coverage at commercially reasonable rates could have a material adverse effect on our business.

We may incur environmental liabilities and these liabilities may not be covered by insurance.

Our operations and facilities are subject to a number of federal, state and local environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of hazardous materials. Pursuant to various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous materials. Environmental laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous materials in the environment. Although management believes that our operations and facilities are in material compliance with environmental laws and regulations, future changes in them or interpretations thereof or the nature of our operations may require us to make significant additional capital expenditures to ensure compliance in the future.

We carry limited specific environmental insurance, thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not covered in full or in part by insurance could have a material adverse effect on our business, financial condition and results of operations.

Item 1B.   *UNRESOLVED STAFF COMMENTS*

None.

Item 1C.   *CYBERSECURITY*

Overview

The Company prioritizes cybersecurity as a strategic pillar integral to its business strategy, risk management, and governance frameworks. The Board of Directors and executive management play an active role in evaluating the effectiveness of our cybersecurity policies, practices, and procedures. Regular updates are provided by the Chief Information Officer to ensure cybersecurity risks are continuously monitored and addressed across all business functions. Our cybersecurity program incorporates policies, procedures, systems, and controls designed to safeguard the accessibility, confidentiality, and integrity of our data and systems. These processes are shaped by industry trends, and the evolving cybersecurity landscape.

Cybersecurity Risk Management and Strategy

Our cybersecurity program is an integral part of our overall risk management framework and is aligned with recognized industry standards, such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). The cybersecurity program is designed to identify, detect, protect against, respond to, and recover from cyber threats. Our program safeguards the confidentiality, integrity, and availability of our systems and data through a comprehensive and multi-layered approach.

We deploy robust controls, including firewalls, anti-malware systems, intrusion detection and prevention, encryption, and access controls. These measures are supplemented by continuous monitoring, vulnerability assessments, and penetration testing conducted both internally and by third-party assessors. Insights from these assessments inform the enhancement of our security controls and help us mitigate emerging threats effectively. We also actively engage with key consultants as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity program.

We proactively monitor networks for suspicious activity and collaborate with governmental and industry partners to stay informed on emerging cybersecurity risks. We also emphasize a culture of vigilance through regular employee training that includes phishing awareness, malware prevention, and reporting protocols.

Governance and Oversight

Our governance and oversight framework for cybersecurity risks operates at multiple levels within the organization. The Board of Directors has final oversight responsibility for cybersecurity-related matters and receives regular updates from the Chief Information Officer and senior management on the status of the cybersecurity program, vulnerability assessments, strategic initiatives, and any significant incident response activities.

The Chief Information Officer has over 27 years of experience in cybersecurity and is responsible for designing and implementing the organization's cybersecurity strategy. The cybersecurity program and the Information Security Team are led by the Senior IT Director, who reports to the Chief Information Officer. The Senior IT Director has over 20 years of experience in cybersecurity. The Information Security Team is responsible for security operations, cybersecurity monitoring, application security audits, and responding to incidents through a structured Incident Response Plan.

Cybersecurity Risks and Incidents

We have experienced cybersecurity incidents in the ordinary course of business and recognize that such incidents are an inherent risk to any organization. While prior incidents have not materially impacted our business strategy, financial condition, or results of operations, we remain vigilant in anticipating and mitigating future threats.

Our cybersecurity program is designed to address and minimize the risks posed by evolving threats. However, no system can completely eliminate the possibility of a significant cybersecurity incident. Therefore, we continuously assess and enhance our cybersecurity measures to adapt to the changing threat landscape and ensure organizational resilience.

For more information about the potential impact of cybersecurity risks, please refer to Item 1A. Risk Factors.

Item 2. *PROPERTIES*

We own or lease a number of facilities, which are utilized by our Flight Support Group ("FSG"), Electronic Technologies Group ("ETG"), and corporate offices. As of October 31, 2024, all of the facilities listed below were in good operating condition, well maintained and in regular use. We believe that our existing facilities are sufficient to meet our operational needs for the foreseeable future. Summary information on the facilities utilized within the FSG, ETG and our corporate offices to support their principal operating activities is as follows:

Location	Square Footage		Description
	Leased	Owned	
Flight Support Group			
United States facilities (18 states)	1,580,000	233,000	Manufacturing, engineering and distribution facilities, and corporate headquarters
United States facilities (10 states)	652,000	127,000	Repair and overhaul facilities
International facilities (10 countries) - France, Germany, India, Laos, Netherlands, Singapore, Thailand, Turkey, United Arab Emirates and United Kingdom	139,000	173,000	Manufacturing, engineering and distribution facilities, and sales offices
Electronic Technologies Group			
United States facilities (19 states)	849,000	634,000	Manufacturing and engineering facilities
International facilities (7 countries) - Canada, France, India, Morocco, South Korea, United Kingdom and Vietnam	416,000	346,000	Manufacturing and engineering facilities
Corporate			
United States facilities (1 state)	—	10,000 [(1)]	Administrative offices

(1) Represents the square footage of our corporate offices in Miami, Florida. The square footage of our corporate headquarters in Hollywood, Florida is included within Square Footage-Owned of the caption "United States facilities (18 states)" under Flight Support Group.

Item 3. *LEGAL PROCEEDINGS*

We are involved in various legal actions arising in the normal course of business. Based upon our and our legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on our results of operations, financial position or cash flows.

Item 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI,"respectively.

As of December 18, 2024, there were 247 holders of record of our Common Stock and 280 holders of record of our Class A Common Stock.

Performance Graphs

The following graph and table compare the total return on $100 invested in HEICO Common Stock and HEICO Class A Common Stock with the total return on $100 invested in the NYSE Composite Index and the Dow Jones U.S. Aerospace Index for the five-year period from October 31, 2019 through October 31, 2024. The NYSE Composite Index measures the performance of all common stocks listed on the NYSE. The Dow Jones U.S. Aerospace Index is comprised of large companies which make aircraft, major weapons, radar and other defense equipment and systems as well as providers of satellites and spacecraft used for defense purposes. The total returns include the reinvestment of cash dividends.



Comparison of Five-Year Cumulative Total Return

	Cumulative Total Return as of October 31,					
	2019	**2020**	**2021**	**2022**	**2023**	**2024**
HEICO Common Stock	$100.00	$85.30	$113.33	$132.40	$129.11	$199.85
HEICO Class A Common Stock	100.00	98.32	132.35	134.27	134.29	203.09
NYSE Composite Index	100.00	94.36	129.19	111.96	113.27	146.06
Dow Jones U.S. Aerospace Index	100.00	59.94	91.30	84.48	92.36	127.01

The following graph and table compare the total return on $100 invested in HEICO Common Stock since October 31, 1990 using the same indices shown on the five-year performance graph above. October 31, 1990 was the end of the first fiscal year following the date the current executive management team assumed leadership of the Company. No Class A Common Stock was outstanding as of October 31, 1990. As with the five-year performance graph, the total returns include the reinvestment of cash dividends.



	Cumulative Total Return as of October 31,				
	1990	**1991**	**1992**	**1993**	**1994**
HEICO Common Stock	$100.00	$141.49	$158.35	$173.88	$123.41
NYSE Composite Index	100.00	130.31	138.76	156.09	155.68
Dow Jones U.S. Aerospace Index	100.00	130.67	122.00	158.36	176.11
	1995	**1996**	**1997**	**1998**	**1999**
HEICO Common Stock	$263.25	$430.02	$1,008.31	$1,448.99	$1,051.61
NYSE Composite Index	186.32	225.37	289.55	326.98	376.40
Dow Jones U.S. Aerospace Index	252.00	341.65	376.36	378.66	295.99
	2000	**2001**	**2002**	**2003**	**2004**
HEICO Common Stock	$809.50	$1,045.86	$670.39	$1,067.42	$1,366.57
NYSE Composite Index	400.81	328.78	284.59	339.15	380.91
Dow Jones U.S. Aerospace Index	418.32	333.32	343.88	393.19	478.49
	2005	**2006**	**2007**	**2008**	**2009**
HEICO Common Stock	$1,674.40	$2,846.48	$4,208.54	$2,872.01	$2,984.13
NYSE Composite Index	423.05	499.42	586.87	344.96	383.57
Dow Jones U.S. Aerospace Index	579.77	757.97	1,000.84	602.66	678.00
	2010	**2011**	**2012**	**2013**	**2014**
HEICO Common Stock	$4,722.20	$6,557.88	$5,900.20	$10,457.14	$11,416.51
NYSE Composite Index	427.61	430.46	467.91	569.69	617.23
Dow Jones U.S. Aerospace Index	926.75	995.11	1,070.15	1,645.24	1,687.41

	Cumulative Total Return as of October 31,				
	2015	**2016**	**2017**	**2018**	**2019**
HEICO Common Stock	$10,776.88	$14,652.37	$23,994.03	$33,876.95	$49,277.28
NYSE Composite Index	595.37	596.57	702.38	694.81	749.66
Dow Jones U.S. Aerospace Index	1,766.94	1,878.10	2,807.42	3,373.52	3,725.15
	2020	**2021**	**2022**	**2023**	**2024**
HEICO Common Stock	$44,877.75	$60,000.11	$65,650.39	$64,751.68	$99,188.00
NYSE Composite Index	707.40	968.47	839.31	849.11	1,094.96
Dow Jones U.S. Aerospace Index	2,233.00	3,400.98	3,147.04	3,440.63	4,731.25

Issuer Purchases of Equity Securities

There were no issuer purchases of our equity securities during the fourth quarter of fiscal 2024.

Recent Sales of Unregistered Securities

There were no unregistered sales of our equity securities during fiscal 2024.

Dividend Policy

We have historically paid semi-annual cash dividends on both our Class A Common Stock and Common Stock. In July 2024, we paid our 92nd consecutive semi-annual cash dividend since 1979 of $.11 per share, which represented a 10% increase over the semiannual cash dividend of $.10 per share paid in January 2024. In December 2024, our Board of Directors declared a semi-annual cash dividend of $.11 per share payable in January 2025.

Our Board of Directors will continue to review our dividend policy and will regularly evaluate whether dividends should be paid in cash or stock, as well as what amounts should be paid. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants under our revolving credit facility.

Item 6. *[Reserved]*

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

Our business is comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The FSG consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace"), which is 80% owned, and HEICO Flight Support Corp., which is wholly owned, and their collective subsidiaries, which primarily:

- *Designs, Manufactures, Repairs, Overhauls and Distributes Jet Engine and Aircraft Component Replacement Parts.* The FSG designs and manufactures jet engine and aircraft component replacement parts, which are approved by the Federal Aviation Administration ("FAA"). In addition, the FSG repairs, overhauls and distributes jet engine and aircraft components, avionics and instruments for domestic and foreign commercial air carriers and aircraft repair companies as well as military and business aircraft operators. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States ("U.S.") government. Additionally, the FSG is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, the FSG is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. The FSG also engineers, designs and manufactures thermal insulation blankets and parts as well as removable/reusable insulation systems for aerospace, defense, commercial and industrial applications; manufactures expanded foil mesh for lightning strike protection in fixed and rotary wing aircraft; distributes aviation electrical interconnect products and electromechanical parts; overhauls industrial pumps, motors, and other hydraulic units with a focus on the support of legacy systems for the U.S. Navy; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; and manufactures emergency descent devices ("EDDs") and personnel and cargo parachute products.

The ETG consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- *Designs and Manufactures Electronic, Microwave, Electro-Optical and Other Power Equipment, High-Speed Interface Products, High Voltage Interconnection Devices, EMI and RFI Shielding and Filters, High Voltage Advanced Power Electronics, Power Conversion Products, Underwater Locator Beacons, Memory Products, Self-Sealing Auxiliary Fuel Systems, Active Antenna Systems, Airborne Antennas, TSCM Equipment and High Reliability ("Hi-Rel") Electronic Components.* The ETG collectively designs, manufactures and sells various types of electronic, data and microwave, and electro-optical products, including infrared simulation and test equipment, laser rangefinder receivers, electrical power supplies, back-up power supplies, power conversion products, underwater locator beacons, emergency locator transmission beacons, flight deck annunciators, panels and indicators, electromagnetic and radio frequency interference shielding and filters, high power capacitor charging power supplies, amplifiers, traveling wave tube amplifiers, photodetectors, amplifier modules, microwave power modules, flash lamp drivers, laser diode drivers, arc lamp power supplies, custom power supply designs, cable assemblies, high voltage power supplies, high voltage interconnection devices and wire, high voltage energy generators, high frequency power delivery systems; memory products, including three-dimensional microelectronic and stacked memory, static random-access memory (SRAM) and electronically erasable programmable read-only memory (EEPROM); harsh environment electronic connectors and other interconnect products, RF and microwave amplifiers, transmitters, and receivers and integrated assemblies, sub-assemblies and components; RF sources, detectors and controllers, wireless cabin control systems, solid state power distribution and management systems, proprietary in-cabin power and entertainment components and subsystems, crashworthy and ballistically self-sealing auxiliary fuel systems, nuclear radiation detectors, communications and electronic intercept receivers and tuners, fuel level sensing systems, high-speed interface products that link devices, high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, other defense applications and commercial uses; silicone material for a variety of demanding applications; precision power analog monolithic, hybrid and open frame components; high-reliability ceramic-to-metal feedthroughs and connectors, technical surveillance countermeasures (TSCM) equipment to detect devices used for espionage and information theft; rugged small-form factor embedded computing solutions; custom high power filters and filter assemblies; test sockets and adapters for both engineering and production use of semiconductor devices, and radiation assurance services and products; and Hi-Rel, complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses including emerging "clean energy" and electrification applications.

Additionally, our results of operations in fiscal 2024 have been affected by recent acquisitions as further detailed in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

Presentation of Results of Operations and Liquidity and Capital Resources

The following discussion and analysis of our Results of Operations and Liquidity and Capital Resources includes a comparison of fiscal 2024 to fiscal 2023. A similar discussion and analysis that compares fiscal 2023 to fiscal 2022 may be found in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of our Form 10-K for the fiscal year ended October 31, 2023.

Results of Operations

The following table sets forth the results of our operations, net sales and operating income by segment and the percentage of net sales represented by the respective items in our Consolidated Statements of Operations (in thousands):

	Year ended October 31,	
	2024	**2023**
Net sales	$3,857,669	$2,968,105
Cost of sales	2,355,943	1,814,617
Selling, general and administrative expenses	677,271	528,149
Total operating costs and expenses	3,033,214	2,342,766
Operating income	$824,455	$625,339
Net sales by segment:		
Flight Support Group	$2,639,354	$1,770,185
Electronic Technologies Group	1,263,626	1,225,222
Intersegment sales	(45,311)	(27,302)
	$3,857,669	$2,968,105
Operating income by segment:		
Flight Support Group	$593,074	$387,297
Electronic Technologies Group	288,193	285,053
Other, primarily corporate	(56,812)	(47,011)
	$824,455	$625,339
Net sales	100.0%	100.0%
Gross profit	38.9%	38.9%
Selling, general and administrative expenses	17.6%	17.8%
Operating income	21.4%	21.1%
Interest expense	(3.9%)	(2.5%)
Other income	.1%	.1%
Income tax expense	3.1%	3.7%
Net income attributable to noncontrolling interests	1.2%	1.4%
Net income attributable to HEICO	13.3%	13.6%

Comparison of Fiscal 2024 to Fiscal 2023

Net Sales

Our consolidated net sales in fiscal 2024 increased by 30% to a record $3,857.7 million, up from net sales of $2,968.1 million in fiscal 2023. The increase in consolidated net sales principally reflects an increase of $869.2 million (a 49% increase) to a record $2,639.4 million in net sales of the FSG and an increase of $38.4 million (a 3% increase) to a record $1,263.6 million in net sales of the ETG. The net sales increase in the FSG reflects $643.5 million contributed by fiscal 2023 and 2024 acquisitions as well as strong organic growth of 13%. The FSG's organic net sales growth reflects increased demand within its aftermarket replacement parts, repair and overhaul parts and services, and specialty products product lines resulting in net sales increases of $172.1 million, $33.5 million and $20.1 million, respectively. The net sales increase in the ETG includes $40.7 million contributed by fiscal 2023 and 2024 acquisitions, partially offset by a 2% organic net sales decline. The ETG's organic net sales decline is mainly attributable to decreased demand for its other electronics and medical products resulting in net sales decreases of $45.0 million and $14.0 million, respectively, partially offset by increased demand for its defense and aerospace products resulting in net sales increases of $24.4 million and $12.9 million, respectively. Sales price changes were not a significant contributing factor to the change in net sales of the FSG and ETG in fiscal 2024.

Our net sales in fiscal 2024 and 2023 by market consisted of approximately 56% and 48% from the commercial aviation industry, respectively, 32% and 35% from the defense and space industries, respectively, and 12% and 17% from other industrial markets including electronics, medical and telecommunications, respectively.

Gross Profit and Operating Expenses

Our consolidated gross profit margin was 38.9% in both fiscal 2024 and 2023 and reflects increases of .5% in both the FSG's and ETG's gross profit margin. The increase in the FSG's gross profit margin principally reflects the previously mentioned higher net sales within our aftermarket replacement parts and repair and overhaul parts and services product lines. The increase in the ETG's gross profit margin principally reflects the previously mentioned higher net sales of defense and aerospace products, partially offset by the previously mentioned decrease in net sales of other electronics and medical products. Total new product research and development expenses included within our consolidated cost of sales were $111.3 million in fiscal 2024, up from $95.8 million in fiscal 2023.

Our consolidated selling, general and administrative ("SG&A") expenses were $677.3 million in fiscal 2024, as compared to $528.1 million in fiscal 2023. The increase in consolidated SG&A expenses principally reflects $118.4 million attributable to our fiscal 2023 and 2024 acquisitions, inclusive of $32.9 million of intangible asset amortization expense. Additionally, the increase in consolidated SG&A expenses includes costs incurred to support the previously mentioned net sales growth resulting in increases of $23.7 million and $10.2 million in other general and administrative expenses and other selling expenses, respectively, a $9.1

million prior year impact from the amendment and termination of a contingent consideration agreement pertaining to a fiscal 2021 acquisition and a $7.6 million increase in performance-based compensation expense, partially offset by a $19.8 million decrease in acquisition costs.

Our consolidated SG&A expenses as a percentage of net sales decreased to 17.6% in fiscal 2024, down from 17.8% in fiscal 2023. The decrease in consolidated SG&A expenses as a percentage of net sales principally reflects a .7% impact from the previously mentioned lower acquisition costs, partially offset by a .3% impact from both the previously mentioned higher intangible asset amortization expense and amendment and termination of a contingent consideration agreement.

Operating Income

Our consolidated operating income increased by 32% to a record $824.5 million in fiscal 2024, up from $625.3 million in fiscal 2023. The increase in consolidated operating income principally reflects a $205.8 million increase (a 53% increase) to a record $593.1 million in operating income of the FSG and a $3.1 million increase (a 1% increase) to a record $288.2 million in operating income of the ETG. The increase in operating income of the FSG principally reflects the previously mentioned net sales growth, a $15.0 million decrease in acquisition costs and the previously mentioned improved gross profit margin, partially offset by a $36.6 million increase in intangible asset amortization expense, a $15.9 million increase in performance-based compensation expense and a $9.1 million prior year impact from the previously mentioned termination of a contingent consideration agreement. The increase in operating income of the ETG principally reflects the previously mentioned net sales growth and improved gross profit margin, partially offset by a lower level of SG&A efficiencies.

Our consolidated operating income as a percentage of net sales improved to 21.4% in fiscal 2024, up from 21.1% in fiscal 2023. The increase in consolidated operating income as a percentage of net sales principally reflects an increase in the FSG's operating income as a percentage of net sales to 22.5% in fiscal 2024, up from 21.9% in fiscal 2023, partially offset by a decrease in the ETG's operating income as a percentage of net sales to 22.8% in fiscal 2024, as compared to 23.3% in fiscal 2023. The increase in the FSG's operating income as a percentage of net sales principally reflects a .9% impact from lower acquisition costs, a .5% impact from the previously mentioned improved gross profit margin and a .4% impact from lower performance-based compensation expense as a percentage of net sales, partially offset by a .7% impact from the previously mentioned higher intangible asset amortization expense and a .5% prior year impact from the previously mentioned amendment and termination of a contingent consideration agreement. The decrease in the ETG's operating income as a percentage of net sales principally reflects a 1.0% impact from an increase in SG&A expenses as a percentage of net sales principally reflecting the previously mentioned lower level of efficiencies, which was partially offset by the previously mentioned improved gross profit margin.

Interest Expense

Interest expense increased to $149.3 million in fiscal 2024, as compared to $73.0 million in fiscal 2023. The increase in interest expense was principally due to an increase in the amount of outstanding debt related to fiscal 2023 acquisitions.

Other Income

Other income in fiscal 2024 and 2023 was not material.

Income Tax Expense

Our effective tax rate decreased to 17.5% in fiscal 2024, down from 20.0% in fiscal 2023. The decrease in our effective tax rate reflects a larger tax benefit from stock option exercises recognized in the first quarter of fiscal 2024. We recognized a discrete tax benefit from stock option exercises in both the first quarter of fiscal 2024 and 2023 of $13.6 million and $6.2 million, respectively. Additionally, the decrease in our effective tax rate reflects a larger favorable impact from tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the HEICO Leadership Compensation Plan (the "LCP") in fiscal 2024, net of the nondeductible portion of the related gains in the LCP accounts of certain executive officers, as well as increased foreign-derived intangible income, which is subject to a lower tax rate.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held by Lufthansa Technik AG in HEICO Aerospace Holdings Corp. and the noncontrolling interests held by others in certain subsidiaries of the FSG and ETG. Net income attributable to noncontrolling interests was $45.0 million in fiscal 2024, as compared to $40.8 million in fiscal 2023. The increase in net income attributable to noncontrolling interests principally reflects improved operating results of certain subsidiaries of the FSG and ETG in which noncontrolling interests are held.

Net Income Attributable to HEICO

Net income attributable to HEICO increased by 27% to a record $514.1 million, or $3.67 per diluted share, in fiscal 2024, up from $403.6 million, or $2.91 per diluted share, in fiscal 2023 principally reflecting the previously mentioned higher consolidated operating income, partially offset by the previously mentioned higher interest expense.

Outlook

As we look ahead to fiscal 2025, we anticipate net sales growth in both the FSG and ETG, driven primarily by organic growth supported by strong demand for the majority of our products. Additionally, we plan to drive growth through our recently completed acquisitions while positioning ourselves to capitalize on potential opportunities from future acquisitions. Our priorities include advancing the development of new products and services, further expanding market penetration, and maintaining our financial strength and flexibility, all with a strong emphasis on delivering long-term value to our shareholders.

Inflation

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on net income attributable to HEICO has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions as well as selective price increases.

Liquidity and Capital Resources

The following table summarizes our capitalization (in thousands):

	As of October 31,	
	2024	**2023**
Cash and cash equivalents	$162,103	$171,048
Total debt (including current portion)	2,229,374	2,478,078
Shareholders' equity	3,697,406	3,193,151
Total capitalization (debt plus equity)	5,926,780	5,671,229
Total debt to total capitalization	38%	44%

Our principal uses of cash include acquisitions, capital expenditures, interest payments, cash dividends, distributions to noncontrolling interests and working capital needs. Capital expenditures in fiscal 2025 are anticipated to be approximately $65 to $70 million. We finance our activities primarily from our operating and financing activities, including borrowings under our revolving credit facility.

As of December 18, 2024, we had approximately $995 million of unused committed availability under the terms of our revolving credit facility. Based on our current outlook, we believe that net cash provided by operating activities and available borrowings under our revolving credit facility will be sufficient to fund our cash requirements for at least the next twelve months.

Operating Activities

Net cash provided by operating activities was $672.4 million in fiscal 2024 and consisted primarily of net income from consolidated operations of $559.1 million, depreciation and amortization expense of $175.3 million (a non-cash item), net changes of $53.5 million included in the "Other" caption (principally the receipt of advance deposits on certain long-term customer contracts), net changes in other long-term liabilities and assets related to the HEICO Corporation Leadership Compensation Plan (the "LCP") of $21.6 million (principally participant deferrals and employer contributions), and $7.5 million of intangible asset impairment expense (a non-cash item), partially offset by a $143.0 million increase in net working capital. The increase in net working capital principally reflects a $132.9 million increase in inventories to support an increase in consolidated backlog.

Net cash provided by operating activities increased by $223.6 million (a 50% increase) in fiscal 2024, up from $448.7 million in fiscal 2023. The increase is principally attributable to a $114.7 million increase in net income from consolidated operations, a $63.5 million increase in the "Other" caption mainly from the previously mentioned receipt of advance long-term customer deposits in fiscal 2024, a $45.3 million increase in depreciation and amortization expense, a $9.1 million prior year impact from the amendment and termination of a contingent consideration agreement, an $8.1 million increase in net changes in other long-term liabilities and assets related to the LCP and a $7.5 million impact from intangible asset impairment expense, partially offset by a $25.6 million increase in net working capital mainly reflecting a $50.5 million increase in accrued expenses and other current liabilities and a $28.6 million increase in prepaid expenses and other current assets partially offset by a $44.8 million decrease in accounts receivable.

Net cash provided by operating activities was $448.7 million in fiscal 2023 and consisted primarily of net income from consolidated operations of $444.4 million, depreciation and amortization expense of $130.0 million (a non-cash item), $15.5 million in share-based compensation expense (a non-cash item) and $15.3 million in employer contributions to the HEICO Savings and Investment Plan (a non-cash item), partially offset by a $117.4 million increase in net working capital, a $26.5 million deferred income tax benefit (a non-cash item), and a $9.1 million impact from the amendment and termination of a contingent consideration agreement (a non-cash item). The increase in net working capital is inclusive of a $124.8 million increase in inventories to support an increase in consolidated backlog and a $65.6 million increase in accounts receivable resulting from the previously mentioned higher net sales and the timing of collections, partially offset by a $72.6 million increase in accrued expenses and other current liabilities principally from a higher level of accrued performance based-compensation due to the improved operating results and an increase in contract liabilities.

Investing Activities

Net cash used in investing activities totaled $293.2 million in fiscal 2024 and related primarily to acquisitions of $219.3 million, capital expenditures of $58.3 million, and LCP funding of $19.9 million. Further details regarding our acquisitions may be found in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

Net cash used in investing activities totaled $2,484.5 million in fiscal 2023 and related primarily to acquisitions of $2,421.8 million, capital expenditures of $49.4 million, and LCP funding of $18.9 million.

Financing Activities

Net cash used in financing activities in fiscal 2024 totaled $389.4 million. During fiscal 2024, we made $365.0 million of payments on our revolving credit facility and $34.3 million of distributions to noncontrolling interests, redeemed $29.9 million of common stock related to stock option exercises, paid $29.1 million of cash dividends on our common stock and $26.6 million to acquire certain noncontrolling interests, and made $24.8 million of contingent consideration payments and $13.9 million of net payments on short-term debt, partially offset by $130.0 million of borrowings on our revolving credit facility to fund certain fiscal 2024 acquisitions.

Net cash provided by financing activities in fiscal 2023 totaled $2,065.0 million. During fiscal 2023, we borrowed $1,964.0 million under our revolving credit facility and received $1,189.5 million in proceeds from the issuance of senior unsecured notes, which were partially offset by $989.0 million in payments made on our revolving credit facility, $36.6 million of distributions to noncontrolling interests, $27.4 million of cash dividends on our common stock, redemptions of common stock related to stock option exercises aggregating $14.8 million, $12.6 million of contingent consideration payments, and $10.1 million paid of debt issuance costs.

Revolving Credit Facility

In November 2017, we entered into a $1.3 billion Revolving Credit Facility Agreement ("Credit Facility") with a bank syndicate. The Credit Facility may be used to finance acquisitions and for working capital and other general corporate purposes, including capital expenditures. In December 2020, we entered into an amendment to increase the capacity by $200 million to $1.5 billion. In April 2022, we entered into an amendment to extend the maturity date of our Credit Facility by one year to November 2024 and to replace the Eurocurrency Rate with Adjusted Term SOFR as an election in which borrowings under the Credit Facility accrue interest, as such capitalized terms are defined in the Credit Facility. In July 2023, we entered into a third amendment to our Credit Facility, to, among other things, (i) increase the capacity by $500 million to $2.0 billion, (ii) extend the maturity date to July 2028, and (iii) increase the applicable rate with respect to certain total leverage ratio tiers in the pricing grid. The Credit Facility includes a feature that will allow us to increase the capacity by $750 million to become a $2.75 billion facility through increased commitments from existing lenders.

Borrowings under the Credit Facility accrue interest at our election of the Base Rate or Adjusted Term SOFR, plus in each case, the Applicable Rate (based on the Company's Total Leverage Ratio), as such capitalized terms are defined in the Credit Facility. The Base Rate for any day is a fluctuating rate per annum equal to the highest of (i) the Prime Rate; (ii) the Federal Funds Rate plus .50%; and (iii) Adjusted Term SOFR for an Interest Period of one month plus 100 basis points. Adjusted Term SOFR is the rate per annum equal to Term SOFR plus a Term SOFR Adjustment of .10%; provided that Adjusted Term SOFR as so determined shall never be less than 0%. The Applicable Rate for SOFR Loans ranges from 1.125% to 2.00%. The Applicable Rate for Base Rate Loans ranges from .125% to 1.00%. A fee is charged on the amount of the unused commitment ranging from .15% to .35% (depending on the Company's

Total Leverage Ratio). The Credit Facility also includes a $200 million sublimit for swingline borrowings and $100 million sublimits for borrowings made in foreign currencies and for letters of credit. Outstanding principal, accrued and unpaid interest and other amounts payable under the Credit Facility may be accelerated upon an event of default, as such events are described in the Credit Facility. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of a Total Leverage Ratio and an Interest Coverage Ratio, as such capitalized terms are defined in the Credit Facility. We were in compliance with all financial and nonfinancial covenants of the Credit Facility as of October 31, 2024.

Senior Unsecured Notes

On July 27, 2023, we completed the public offer and sale of senior unsecured notes, which consisted of $600 million principal amount of 5.25% Senior Notes due August 1, 2028 (the "2028 Notes") and $600 million principal amount of 5.35% Senior Notes due August 1, 2033 (the "2033 Notes" and, collectively with the 2028 Notes, the "Notes"). Interest on the Notes is payable semi-annually in arrears on February 1 and August 1 of each year, and commenced on February 1, 2024. The 2028 Notes and 2033 Notes each have an effective interest rate of 5.5%. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that guarantee our obligations under the Credit Facility (the "Guarantor Group").

Other Obligations and Commitments

The holders of equity interests in certain of our subsidiaries have rights ("Put Rights") that require us to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. As of October 31, 2024, management's estimate of the aggregate Redemption Amount of all Put Rights that we could be required to pay is approximately $366.2 million, which is included within redeemable noncontrolling interests in our Consolidated Balance Sheet. The estimated aggregate Redemption Amount of the Put Rights that are currently puttable, previously put, or becoming puttable during fiscal 2025 is approximately $194.2 million, of which approximately $91.0 million would be payable in fiscal 2025 should all of the eligible associated noncontrolling interest holders elect to exercise their Put Rights during fiscal 2025. See Note 13, Redeemable Noncontrolling Interests, of the Notes to Consolidated Financial Statements for further information.

See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements for information regarding our long-term debt obligations.

See Note 8, Fair Value Measurements, of the Notes to Consolidated Financial Statements for information pertaining to contingent consideration obligations. As of October 31, 2024, the estimated fair value of contingent consideration payable in fiscal 2025 was $8.4 million.

See Note 9, Leases, of the Notes to Consolidated Financial Statements for information pertaining to future minimum lease payments relating to the Company's operating and finance lease obligations.

Guarantor Group Summarized Financial Information

The Notes were issued pursuant to an Indenture, dated as of July 27, 2023 (the "Base Indenture"), between HEICO and certain of its subsidiaries (collectively, the "Subsidiary Guarantors") and Truist Bank, as trustee (the "Trustee"), as supplemented by a First Supplemental Indenture, dated as of July 27, 2023 (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), between us, the Subsidiary Guarantors and the Trustee. The Notes are direct, unsecured senior obligations of HEICO and rank equally in right of payment with all of our existing and future senior unsecured indebtedness. Each Subsidiary Guarantor is owned either directly or indirectly by the Company and jointly and severally guarantee our obligations under the Notes. None of the Subsidiary Guarantors are organized outside of the U.S. A list of the Subsidiary Guarantors is set forth in Exhibit 22 to this Annual Report on Form 10-K.

Under the Indenture, holders of the Notes will be deemed to have consented to the release of a subsidiary guarantee provided by a subsidiary guarantor, without any action required on the part of the Trustee or any holder of the Notes, upon such subsidiary guarantor ceasing to guarantee or to be an obligor with respect to the Credit Facility. Accordingly, if the lenders under the Credit Facility release a subsidiary guarantor from its guarantee of, or obligations as a borrower under, the Credit Facility, the obligations of the subsidiary guarantors to guarantee the Notes will immediately terminate. If any of our future subsidiaries incur obligations under the Credit Facility while the Notes are outstanding, then such subsidiary will be required to guarantee the Notes.

In addition, a subsidiary guarantor will be released and relieved from all its obligations under its subsidiary guarantee in the following circumstances, each of which is permitted by the indenture:

- upon the sale or other disposition (including by way of consolidation or merger), in one transaction or a series of related transactions, of a majority of the total voting stock of such subsidiary guarantor (other than to us or any of our affiliates); or
- upon the sale or disposition of all or substantially all the property of such subsidiary guarantor (other than to any of our affiliates or another subsidiary guarantor);

provided, however, that, in each case, such transaction is permitted by the Credit Facility and after giving effect to such transaction, such subsidiary guarantor is no longer liable for any subsidiary guarantee or other obligations in respect of the Credit Facility. The subsidiary guarantee of a subsidiary guarantor also will be released if we exercise our legal defeasance, covenant defeasance option or discharge the Indenture.

We conduct our operations almost entirely through our subsidiaries. Accordingly, the Guarantor Group's cash flow and ability to service any guaranteed registered debt securities will depend on the earnings of our subsidiaries and the distribution of those earnings to the Guarantor Group, including the earnings of the non-guarantor subsidiaries, whether by dividends, loans or otherwise. Holders of the guaranteed registered debt securities will have a direct claim only against the Guarantor Group.

The following tables include summarized financial information for the Guarantor Group (in thousands). The information for the Guarantor Group is presented on a combined basis, excluding intercompany balances and transactions between us and the Guarantor Group and excluding investments in and equity in the earnings of non-guarantor subsidiaries. The Guarantor Group's amounts due from, amounts due to, and transactions with non-guarantor subsidiaries have been presented in separate line items. The consolidating schedules are provided in accordance with the reporting requirements of Rule 13-01 under SEC Regulation S-X for the issuer and guarantor subsidiaries.

	As of October 31, 2024
Current assets (excluding net intercompany receivable from non-guarantor subsidiaries)	$1,642,341
Noncurrent assets	4,627,711
Net intercompany receivable from/ (payable to) non-guarantor subsidiaries	243,421
Current liabilities (excluding net intercompany payable to non-guarantor subsidiaries)	546,677
Noncurrent liabilities	2,793,193
Redeemable noncontrolling interests	243,277
Noncontrolling interests	49,900

	Year ended October 31, 2024
Net sales	$3,216,400
Gross profit	1,230,374
Operating income	697,691
Net income from consolidated operations	559,493
Net income attributable to HEICO	525,970

	Year ended October 31, 2024
Intercompany net sales	$12,493
Intercompany management fee	3,319
Intercompany interest income	8,738
Intercompany dividends	94,359

Critical Accounting Estimates

We believe that the following are our most critical accounting estimates, which require management to make judgments about matters that are inherently uncertain.

Assumptions utilized to determine fair value in connection with business combinations, contingent consideration arrangements and in goodwill and intangible assets impairment tests are highly judgmental. If there is a material change in such assumptions or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge. See Item 1A., *Risk Factors*, for a list of factors which may cause our actual results to differ materially from anticipated results.

Valuation of Inventory

Inventory is reported at the lower of cost or net realizable value, determined using either the first-in, first-out method or the average cost basis. Any losses are recognized entirely in the period of identification.

We regularly assess the carrying value of inventory, considering factors such as its physical condition, sales trends, and anticipated future demand to estimate provisions for slow-moving, obsolete, or damaged inventory. Our inventory valuation reserves are established through analysis and estimates that consider many factors such as current order levels, forecasted demand, market conditions, and expected product life cycles. Changes in business or economic conditions, consumer confidence, market dynamics, demand fluctuations, evolving technology, or inaccurate demand projections may necessitate adjustments to these reserves. Should actual market conditions deviate from management's expectations, additional provisions for excess and obsolete inventory could be required and may be material to our results of operations. Changes in estimates did not have a material effect on net income from consolidated operations in fiscal 2024, 2023 and 2022.

Business Combinations

We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities and noncontrolling interests assumed requires management's judgment and often involves the use of significant estimates and assumptions. For example, the fair value of intangible assets acquired considers forecasts of future cash flows, revenue, earnings, royalty rates, discount rates and asset lives. We determine the fair values of intangible assets acquired generally in consultation with third-party valuation advisors.

As part of the agreement to acquire certain subsidiaries, we may be obligated to pay contingent consideration should the acquired entity meet certain earnings objectives subsequent to the date of acquisition. As of the acquisition date, contingent consideration is recorded at fair value as determined through the use of a probability-based scenario analysis approach. Under this method, a set of discrete potential future subsidiary earnings is determined using internal estimates based on various revenue growth rate assumptions for each scenario. A probability of likelihood is then assigned to each discrete potential future earnings estimate and the resultant contingent consideration is calculated and discounted using a weighted average discount rate reflecting the credit risk of HEICO. Changes in either the revenue growth rates, related earnings or the discount rate could result in a material change to the amount of contingent consideration accrued. As of October 31, 2024 and 2023, $30.2 million and $71.1 million of contingent consideration was accrued within our Consolidated Balance Sheets, respectively. During fiscal 2024, 2023 and 2022, such fair value measurement adjustments resulted in net decreases to SG&A expenses of ($9.9) million, ($.7) million and ($7.6) million, respectively. For further information regarding our contingent consideration arrangements, see Note 8, Fair Value Measurements, of the Notes to Consolidated Financial Statements.

Valuation of Goodwill and Other Intangible Assets

We test goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. When testing goodwill for impairment, we may perform a qualitative assessment as the initial step for all or selected reporting units. We are also allowed to bypass the qualitative analysis and perform a quantitative analysis if desired.

When performing the qualitative test, we consider factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, and overall financial performance. If, after completing this assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a quantitative impairment test. When performing the quantitative impairment test, we compare the fair value of each of our reporting units to its carrying value to determine potential impairment and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its fair value. The fair values of our reporting units are determined using a weighted average of a market approach and an income approach. The market approach estimates the value of reporting units by comparing to guideline public companies or guideline transactions. Various valuation multiples are calculated utilizing financial data of companies that are economically and operationally similar resulting in ranges of multiples. Judgmental adjustments are often necessary to ensure comparability. The selection of the appropriate multiple within a range requires judgement, considering various qualitative and quantitative factors. Changes in assumptions or estimates could materially affect the estimated fair value of our reporting units and the potential for impairment. The income approach estimates fair value by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using an estimated weighted average cost of capital. Assumptions used in the analysis include estimated future revenues and expenses, the weighted average cost of working capital, capital expenditures, and other variables. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Based on the annual goodwill impairment test as of October 31,

2024, 2023 and 2022, we determined there was no impairment of our goodwill. The fair value of each of our reporting units calculated as part of our quantitative impairment test significantly exceeded its carrying value as of October 31, 2024.

We test each non-amortizing intangible asset (principally trade names) for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of our trade names, we utilize an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. We also test each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of underlying factors such as projected revenues and related earnings as well as discount rates. Based on the intangible impairment tests conducted, we recognized an aggregate impairment loss of $7.5 million during fiscal 2024, an immaterial impairment loss in fiscal 2023 and no impairment loss in fiscal 2022. The impairment loss we recognized in fiscal 2024 related to the write-down of trade names at two ETG subsidiaries due to a reduction in the expected future cash flows associated with such intangible assets. The impairment loss was recorded as a component of SG&A expenses in the Company's Consolidated Statement of Operations. See Note 8, Fair Value Measurements, for additional information regarding the Company's fiscal 2024 impairment loss.

New Accounting Pronouncements

See Note 1, Summary of Significant Accounting Policies - New Accounting Pronouncements, of the Notes to Consolidated Financial Statements for additional information.

Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed in or implied by those forward-looking statements. Factors that could cause such differences include:

- The severity, magnitude and duration of public health threats, such as the COVID-19 pandemic;

- Our liquidity and the amount and timing of cash generation;

- Lower commercial air travel, airline fleet changes or airline purchasing decisions, which could cause lower demand for our goods and services;

- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;

- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales;

- Our ability to introduce new products and services at profitable pricing levels, which could reduce our sales or sales growth;

- Product development or manufacturing difficulties, which could increase our product development and manufacturing costs and delay sales;

- Cybersecurity events or other disruptions of our information technology systems could adversely affect our business; and

- Our ability to make acquisitions, including obtaining any applicable domestic and/or foreign governmental approvals, and achieve operating synergies from acquired businesses; customer credit risk; interest, foreign currency exchange and income tax rates; and economic conditions, including the effects of inflation, within and outside of the aviation, defense, space, medical, telecommunications and electronics industries, which could negatively impact our costs and revenues.

For further information on these and other factors that potentially could materially affect our financial results, see Item 1A, *Risk Factors*. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We have exposure to interest rate risk, mainly related to our revolving credit facility, which has variable interest rates. Interest rate risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. Based on our aggregate outstanding variable rate debt balance of $1,015.0 million as of October 31, 2024, a hypothetical 10% increase in interest rates would not have a material effect on our results of operations, financial position or cash flows. We also maintain a portion of our cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2024 would not have a material effect on our results of operations, financial position or cash flows.

Foreign Currency Risk

We have several foreign subsidiaries that utilize a functional currency other than the U.S. dollar, or principally the Euro. Accordingly, changes in exchange rates between such foreign currencies and the U.S. dollar will affect the translation of the financial results of our foreign subsidiaries into the U.S. dollar for purposes of reporting our consolidated financial results. A hypothetical 10% weakening in the exchange rate of the Euro to the U.S. dollar as of October 31, 2024 would not have a material effect on our results of operations, financial position or cash flows.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

HEICO CORPORATION AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended October 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 19, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Finance/ Audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories, net - Flight Support Group - Refer to Notes 1 and 3 to the financial statements

Critical Audit Matter Description

Inventory is stated at the lower of cost or net realizable value. The Company periodically evaluates the carrying value of inventory, which requires management to make significant estimates and assumptions related to sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving or obsolete inventory. Changes in the assumptions related to future demand and sales patterns could have a significant impact on the valuation of finished goods inventory for certain of the Company's distribution and aftermarket parts business units in the Flight Support Group operating segment.

Given the magnitude of the inventory balances at these business units, coupled with the judgments necessary to project sales patterns and expected future demand within these business units, auditing such estimates required a high degree of auditor judgment and an increased extent of effort when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the expected future demand and sales patterns used by management to estimate the valuation reserve on inventory included the following, among others:

- We tested the effectiveness of controls, including those related to evaluating the reasonableness of expected future demand and sales patterns.

- We evaluated the reasonableness of management's assumptions of future demand and sales patterns by performing the following:

  - Utilized historical inventory usage data to analyze the relationship between the inventory valuation reserve calculated, the inventory on hand, and the sales trends over time.

- ◦ Compared management's assumptions to available external market data for certain inventory items.

- We evaluated the accuracy and completeness of the valuation reserve by developing an expectation of the reserve balance at the business unit level and comparing it to the recorded balance.

- We tested changes in the inventory valuation reserve and evaluated whether such changes were the result of the sale or write off of inventory parts or the result of changes in the significant assumptions used to develop the valuation reserve.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
December 19, 2024

We have served as the Company's auditor since 1990.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of October 31,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$162,103	$171,048
Accounts receivable, net	538,487	509,075
Contract assets	112,235	111,702
Inventories, net	1,170,949	1,013,680
Prepaid expenses and other current assets	78,518	49,837
Total current assets	2,062,292	1,855,342
Property, plant and equipment, net	339,034	321,848
Goodwill	3,380,295	3,274,327
Intangible assets, net	1,334,774	1,357,281
Other assets	476,427	386,265
Total assets	$7,592,822	$7,195,063
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt and current maturities of long-term debt	$4,107	$17,801
Trade accounts payable	198,429	205,893
Accrued expenses and other current liabilities	427,781	433,101
Income taxes payable	33,534	8,547
Total current liabilities	663,851	665,342
Long-term debt, net of current maturities	2,225,267	2,460,277
Deferred income taxes	114,156	131,846
Other long-term liabilities	525,986	379,640
Total liabilities	3,529,260	3,637,105
Commitments and contingencies (Note 16)		
Redeemable noncontrolling interests (Note 13)	366,156	364,807
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000 shares authorized; none issued	—	—
Common Stock, $.01 par value per share; 150,000 shares authorized; 54,986 and 54,721 shares issued and outstanding	550	547
Class A Common Stock, $.01 par value per share; 150,000 shares authorized; 83,827 and 83,507 shares issued and outstanding	838	835
Capital in excess of par value	599,399	578,809
Deferred compensation obligation	7,272	6,318
HEICO stock held by irrevocable trust	(7,272)	(6,318)
Accumulated other comprehensive loss	(26,076)	(40,180)
Retained earnings	3,062,166	2,605,984
Total HEICO shareholders' equity	3,636,877	3,145,995
Noncontrolling interests	60,529	47,156
Total shareholders' equity	3,697,406	3,193,151
Total liabilities and equity	$7,592,822	$7,195,063

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended October 31,		
	2024	**2023**	**2022**
Net sales	$3,857,669	$2,968,105	$2,208,322
Operating costs and expenses:			
Cost of sales	2,355,943	1,814,617	1,345,563
Selling, general and administrative expenses	677,271	528,149	365,915
Total operating costs and expenses	3,033,214	2,342,766	1,711,478
Operating income	824,455	625,339	496,844
Interest expense	(149,313)	(72,984)	(6,386)
Other income	2,444	2,928	565
Income before income taxes and noncontrolling interests	677,586	555,283	491,023
Income tax expense	118,500	110,900	100,400
Net income from consolidated operations	559,086	444,383	390,623
Less: Net income attributable to noncontrolling interests	44,977	40,787	38,948
Net income attributable to HEICO	$514,109	$403,596	$351,675
Net income per share attributable to HEICO shareholders:			
Basic	$3.71	$2.94	$2.59
Diluted	$3.67	$2.91	$2.55
Weighted average number of common shares outstanding:			
Basic	138,455	137,185	136,010
Diluted	140,198	138,905	138,037

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year ended October 31,		
	2024	**2023**	**2022**
Net income from consolidated operations	$559,086	$444,383	$390,623
Other comprehensive income (loss):			
Foreign currency translation adjustments	13,983	6,905	(40,078)
Unrealized gain on defined benefit pension plan, net of tax	554	59	368
Amortization of unrealized loss on defined benefit pension plan, net of tax	52	56	65
Total other comprehensive income (loss)	14,589	7,020	(39,645)
Comprehensive income from consolidated operations	573,675	451,403	350,978
Net income attributable to noncontrolling interests	44,977	40,787	38,948
Foreign currency translation adjustments attributable to noncontrolling interests	485	701	(1,698)
Comprehensive income attributable to noncontrolling interests	45,462	41,488	37,250
Comprehensive income attributable to HEICO	$528,213	$409,915	$313,728

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except per share data)

	Redeemable Noncontrolling Interests	HEICO Shareholders' Equity							Noncontrolling Interests	Total Shareholders' Equity
		Common Stock	Class A Common Stock	Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Loss	Retained Earnings		
Balances as of October 31, 2023	$364,807	$547	$835	$578,809	$6,318	($6,318)	($40,180)	$2,605,984	$47,156	$3,193,151
Comprehensive income	31,134	—	—	—	—	—	14,104	514,109	14,328	542,541
Cash dividends ($.21 per share)	—	—	—	—	—	—	—	(29,069)	—	(29,069)
Issuance of common stock to HEICO Savings and Investment Plan	—	1	1	15,994	—	—	—	—	—	15,996
Share-based compensation expense	—	—	—	18,775	—	—	—	—	—	18,775
Proceeds from stock option exercises	—	3	3	7,945	—	—	—	—	—	7,951
Redemptions of common stock related to stock option exercises	—	(1)	(1)	(29,910)	—	—	—	—	—	(29,912)
Distributions to noncontrolling interests	(33,478)	—	—	—	—	—	—	—	(955)	(955)
Acquisitions of noncontrolling interests	(26,567)	—	—	—	—	—	—	—	—	—
Noncontrolling interests assumed related to acquisitions	8,783	—	—	—	—	—	—	—	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	29,143	—	—	—	—	—	—	(29,143)	—	(29,143)
Deferred compensation obligation	—	—	—	—	954	(954)	—	—	—	—
Other	(7,666)	—	—	7,786	—	—	—	285	—	8,071
Balances as of October 31, 2024	$366,156	$550	$838	$599,399	$7,272	($7,272)	($26,076)	$3,062,166	$60,529	$3,697,406

	Redeemable Noncontrolling Interests	HEICO Shareholders' Equity							Noncontrolling Interests	Total Shareholders' Equity
		Common Stock	Class A Common Stock	Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Loss	Retained Earnings		
Balances as of October 31, 2022	$327,601	$545	$821	$397,337	$5,297	($5,297)	($46,499)	$2,253,932	$42,170	$2,648,306
Comprehensive income	29,565	—	—	—	—	—	6,319	403,596	11,923	421,838
Cash dividends ($.20 per share)	—	—	—	—	—	—	—	(27,370)	—	(27,370)
Issuance of common stock for an acquisition	—	—	11	161,362	—	—	—	—	—	161,373
Issuance of common stock to HEICO Savings and Investment Plan	—	—	—	13,677	—	—	—	—	—	13,677
Share-based compensation expense	—	—	—	15,475	—	—	—	—	—	15,475
Proceeds from stock option exercises	—	2	3	6,708	—	—	—	—	—	6,713
Redemptions of common stock related to stock option exercises	—	—	—	(14,847)	—	—	—	—	—	(14,847)
Distributions to noncontrolling interests	(29,654)	—	—	—	—	—	—	—	(6,937)	(6,937)
Acquisitions of noncontrolling interests	(1,059)	—	—	(1,674)	—	—	—	—	—	(1,674)
Noncontrolling interests assumed related to acquisitions	12,137	—	—	—	—	—	—	—	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	23,866	—	—	—	—	—	—	(23,866)	—	(23,866)
Deferred compensation obligation	—	—	—	—	1,021	(1,021)	—	—	—	—
Other	2,351	—	—	771	—	—	—	(308)	—	463
Balances as of October 31, 2023	$364,807	$547	$835	$578,809	$6,318	($6,318)	($40,180)	$2,605,984	$47,156	$3,193,151

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except per share data)

	Redeemable Noncontrolling Interests	Common Stock	Class A Common Stock	Capital in Excess of Par Value	Deferred Compensation Obligation	HEICO Stock Held by Irrevocable Trust	Accumulated Other Comprehensive Loss	Retained Earnings	Noncontrolling Interests	Total Shareholders' Equity
						HEICO Shareholders' Equity				
Balances as of October 31, 2021	$252,587	$543	$812	$320,747	$5,297	($5,297)	($8,552)	$1,949,521	$33,868	$2,296,939
Comprehensive income (loss)	27,442	—	—	—	—	—	(37,947)	351,675	9,808	323,536
Cash dividends ($.18 per share)	—	—	—	—	—	—	—	(24,466)	—	(24,466)
Issuance of common stock for an acquisition	—	—	6	74,999	—	—	—	—	—	75,005
Issuance of common stock to HEICO Savings and Investment Plan	—	—	1	11,416	—	—	—	—	—	11,417
Share-based compensation expense	—	—	—	12,646	—	—	—	—	—	12,646
Proceeds from stock option exercises	—	3	3	2,346	—	—	—	—	—	2,352
Redemptions of common stock related to stock option exercises	—	(1)	(1)	(25,944)	—	—	—	—	—	(25,946)
Distributions to noncontrolling interests	(23,607)	—	—	—	—	—	—	—	(1,485)	(1,485)
Acquisitions of noncontrolling interests	(12,150)	—	—	3,415	—	—	—	—	—	3,415
Noncontrolling interests assumed related to acquisitions	56,770	—	—	—	—	—	—	—	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	22,798	—	—	—	—	—	—	(22,798)	—	(22,798)
Other	3,761	—	—	(2,288)	—	—	—	—	(21)	(2,309)
Balances as of October 31, 2022	$327,601	$545	$821	$397,337	$5,297	($5,297)	($46,499)	$2,253,932	$42,170	$2,648,306

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended October 31,		
	2024	**2023**	**2022**
Operating Activities:			
Net income from consolidated operations	$559,086	$444,383	$390,623
Adjustments to reconcile net income from consolidated operations to net cash provided by operating activities:			
Depreciation and amortization	175,331	130,043	96,333
Share-based compensation expense	18,775	15,475	12,646
Employer contributions to HEICO Savings and Investment Plan	17,617	15,276	12,180
Impairment of intangible assets	7,500	—	—
Deferred income tax (benefit) provision	(22,002)	(26,531)	8,876
Decrease in accrued contingent consideration, net	(9,884)	(686)	(7,631)
Payment of contingent consideration	(6,203)	(6,299)	—
Amendment and termination of contingent consideration agreement	—	(9,057)	—
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(20,815)	(65,595)	(29,272)
Decrease (increase) in contract assets	1,294	(11,642)	(4,148)
Increase in inventories	(132,934)	(124,782)	(89,186)
(Increase) decrease in prepaid expenses and other current assets	(23,029)	5,599	(10,077)
(Decrease) increase in trade accounts payable	(9,823)	10,975	25,567
Increase in accrued expenses and other current liabilities	22,095	72,589	34,122
Increase (decrease) in income taxes payable	20,220	(4,505)	11,597
Net changes in other long-term liabilities and assets related to HEICO Leadership Compensation Plan	21,618	13,512	15,398
Other	53,524	(10,020)	828
Net cash provided by operating activities	672,370	448,735	467,856
Investing Activities:			
Acquisitions, net of cash acquired	(219,293)	(2,421,788)	(347,308)
Capital expenditures	(58,261)	(49,434)	(31,982)
Investments related to HEICO Leadership Compensation Plan	(19,910)	(18,892)	(15,300)
Other	4,264	5,647	(1,239)
Net cash used in investing activities	(293,200)	(2,484,467)	(395,829)
Financing Activities:			
Payments on revolving credit facility	(365,000)	(989,000)	(212,000)
Proceeds from issuance of senior unsecured notes	—	1,189,452	—
Borrowings on revolving credit facility	130,000	1,964,000	262,000
Distributions to noncontrolling interests	(34,318)	(36,591)	(25,092)
Redemptions of common stock related to stock option exercises	(29,912)	(14,847)	(25,946)
Cash dividends paid	(29,069)	(27,370)	(24,466)
Acquisitions of noncontrolling interests	(26,567)	(2,733)	(8,735)
Payment of contingent consideration	(24,797)	(12,610)	(320)
Payments on short-term debt, net	(13,924)	(1,593)	—
Debt issuance costs	—	(10,060)	(1,010)
Proceeds from stock option exercises	7,951	6,713	2,352
Other	(3,757)	(312)	(616)
Net cash (used in) provided by financing activities	(389,393)	2,065,049	(33,833)
Effect of exchange rate changes on cash	1,278	2,227	(6,988)
Net (decrease) increase in cash and cash equivalents	(8,945)	31,544	31,206
Cash and cash equivalents at beginning of year	171,048	139,504	108,298
Cash and cash equivalents at end of year	$162,103	$171,048	$139,504

The accompanying notes are an integral part of these consolidated financial statements.

HEICO CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries consisting of HEICO Aerospace Holdings Corp. ("HEICO Aerospace"), HEICO Flight Support Corp. ("HFSC") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their respective subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense and electronic related products and services throughout the United States ("U.S.") and internationally. The Company's customer base is primarily the aviation, defense, space, medical, telecommunications and electronics industries.

Basis of Presentation

The Company has two operating segments: the Flight Support Group ("FSG"), consisting of HEICO Aerospace and HFSC and their respective subsidiaries; and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries.

In Note 15, Operating Segments, the Company's long-lived asset amounts for fiscal years 2023 and 2022 have been adjusted to align with the current year presentation and now include the Company's operating lease right-of-use assets for those periods.

The consolidated financial statements include the financial accounts of HEICO Corporation and its direct subsidiaries, all of which are wholly owned except for HEICO Aerospace, which is 20% owned by Lufthansa Technik AG ("LHT"), the technical services subsidiary of Lufthansa German Airlines. HFSC consolidates six subsidiaries which are 74%, 82%, 84%, 90.1%, 89% and 96% owned, respectively, two subsidiaries that are each 90% owned and five subsidiaries that are each 80.1% owned. In addition, HEICO Aerospace consolidates a joint venture, which is 84% owned. HEICO Electronic consolidates four subsidiaries that are each 80.1% owned, two subsidiaries that are each 75% owned, and nine subsidiaries which are 80.4%, 82.5%, 87.9%, 88.8%, 90%, 90.7%, 92.5%, 92.7% and 95.9% owned, respectively. Certain subsidiaries of HEICO Electronic consolidate subsidiaries that are less than wholly owned. See Note 13, Redeemable Noncontrolling Interests. All intercompany balances and transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments such as U.S. Treasury bills and money market funds with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, age of receivables outstanding and economic conditions within and outside of the aviation, defense, space, medical, telecommunications and electronics industries.

Contract Assets and Contract Liabilities

Contract assets (unbilled receivables) represent revenue recognized on contracts using an over-time recognition model in excess of amounts invoiced to the customer. Contract liabilities (deferred revenue) represent customer advances and billings in excess of revenue recognized and are included within accrued expenses and other current liabilities and other long-term liabilities in the Company's Consolidated Balance Sheets. See Note 6, Revenue, for additional information regarding the Company's contract assets and contract liabilities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company performs ongoing credit evaluations of its customers, but does not generally require collateral to support customer receivables.

Inventory

Inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified. The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made. In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization is generally provided on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is generally depreciated over the following estimated useful lives:

Buildings and improvements	10 to	40	years
Machinery and equipment	3 to	10	years
Leasehold improvements	2 to	20	years
Tooling	2 to	5	years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance costs are expensed as incurred. Upon an asset's disposition, its cost and related accumulated depreciation are removed from the financial accounts and any resulting gain or loss is reflected within earnings.

Leases

The Company's lease arrangements primarily pertain to manufacturing facilities, office buildings, equipment, land and vehicles. The Company evaluates whether a contractual arrangement that provides it with control over the use of an asset is, or contains, a lease at the inception date. The term of a lease is inclusive of any option to renew, extend, or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company classifies a lease as operating or finance using the classification criteria set forth in Accounting Standards Codification ("ASC") Topic 842. HEICO recognizes lease right-of-use ("ROU") assets and corresponding lease liabilities as of the lease commencement date based on the present value of the lease payments over the lease term. The discount rate used to calculate the present value of the Company's leases is based on HEICO's incremental borrowing rate and considers credit risk, the lease term and other available information as of the commencement date since the leases do not provide a readily determinable implicit rate. Variable lease payments that depend on an index or a rate are included in the determination of ROU assets and lease liabilities using the index or rate at the lease commencement date. Variable lease payments that do not depend on an index or rate or resulting from changes in an index or rate subsequent to the lease commencement date, are recorded as lease expense in the period in which the obligation for the payment is incurred. The Company's ROU assets are increased by any prepaid lease payments and initial direct costs and reduced by any lease incentives. The Company's leases do not contain any material residual value guarantees or restrictive covenants. See Note 9, Leases, for additional information regarding the Company's accounting policy for leases.

Business Combinations

The Company allocates the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. The operating results of acquired businesses are included in the Company's results of operations beginning as of their effective acquisition dates. Acquisition costs were not material in fiscal 2024 and 2022. Acquisition costs totaled $25.4 million in fiscal 2023 of which $21.6 million was recorded as a component of selling, general and administrative ("SG&A") expenses and $3.8 million was recorded to interest expense in the Company's Consolidated Statement of Operations. See Note 2, Acquisitions, for additional information regarding the Company's fiscal 2023 acquisition costs.

For contingent consideration arrangements, a liability is recognized at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations. Additional information regarding the Company's contingent consideration arrangements may be found in Note 2, Acquisitions, and Note 8, Fair Value Measurements.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. When testing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the estimated fair value of a reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determine that an impairment is more-likely-than-not, the Company is then required to perform a quantitative impairment test, otherwise no further analysis is required. The Company may also may elect not to perform a qualitative assessment and, instead, proceed directly to a quantitative impairment test. When performing the quantitative impairment test, the Company compares the fair value of each of its reporting units to its carrying value to determine potential impairment and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its fair value. The fair values of the Company's reporting units are determined by using a weighted average of a market approach and an income approach. Under the market approach, fair values are estimated using published market multiples for comparable companies. The Company calculates fair values under the income approach by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using an estimated weighted average cost of capital.

The Company's intangible assets not subject to amortization consist principally of its trade names. The Company's intangible assets subject to amortization are amortized on the straight-line method (except for customer relationships, which are amortized on an accelerated method) over the following estimated useful lives:

Customer relationships	3	to	17 years
Intellectual property	3	to	22 years
Other	5	to	19 years

Amortization expense of intellectual property is recorded as a component of cost of sales and amortization expense of customer relationships is recorded as a component of SG&A expenses in the Company's Consolidated Statements of Operations. The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of its trade names, the Company utilizes an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires management to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and discount rates.

Customer Rebates and Credits

The Company records accrued customer rebates and credits as a component of accrued expenses and other current liabilities in its Consolidated Balance Sheets. These amounts generally relate to discounts negotiated with customers as part of certain sales contracts that are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction within net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contractual rebate period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims experience.

Defined Benefit Pension Plan

In connection with a prior acquisition, the Company assumed a frozen qualified defined benefit pension plan (the "Plan"). The Plan's benefits are based on employee compensation and years of service; however, the accrued benefit for Plan participants was fixed as of the date of acquisition. The Company uses an actuarial valuation to determine the projected benefit obligation of the Plan and records the difference between the fair value of the Plan's assets and the projected benefit obligation as of October 31 in other long-term liabilities in its Consolidated Balance Sheets, but reclassifies any excess funded amounts to other long-term assets. Additionally, any actuarial gain or loss that arises during a fiscal year that is not recognized as a component of net periodic pension income or expense is recorded as a component of other comprehensive income or (loss), net of tax. The following table presents the fair value of the Plan's assets and projected benefit obligation as of October 31, for each of the last two fiscal years (in thousands):

	As of October 31,	
	2024	**2023**
Fair value of plan assets	$11,165	$10,025
Projected benefit obligation	9,875	9,592
Funded status	$1,290	$433

Revenue Recognition

The Company recognizes revenue when it transfers control of a promised good or service to a customer in an amount that reflects the consideration it expects to receive in exchange for the good or service. The Company's performance obligations are satisfied and control is transferred either at a point-in-time or over-time. The majority of the Company's revenue is recognized at a point-in-time when control is transferred, which is generally evidenced by the shipment or delivery of the product to the customer, a transfer of title, a transfer of the significant risks and rewards of ownership, and customer acceptance. For certain contracts under which the Company produces products with no alternative use and for which it has an enforceable right to recover costs incurred plus a reasonable profit margin for work completed to date and for certain other contracts under which the Company creates or enhances a customer-owned asset while performing repair and overhaul services, control is transferred to the customer over-time. The Company recognizes revenue using an over-time recognition model for these types of contracts.

The Company accounts for a contract with a customer when it has approval and commitment from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and it is probable that the Company will collect the consideration to which it is entitled to receive. Customer payment terms related to the sale of products and the rendering of services vary by Company subsidiary and product line. The time between receipt of payment and recognition of revenue for satisfaction of the related performance obligation is not significant.

A performance obligation is a promise within a contract to transfer a distinct good or service to the customer in exchange for payment and is the unit of account for recognizing revenue. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when or as the performance obligation is satisfied. The majority of the Company's contracts have a single performance obligation to transfer goods or services. For contracts with more than one performance obligation, the Company allocates the transaction price to each performance obligation based on its estimated standalone selling price. When standalone selling prices are not available, the transaction price is allocated using an expected cost plus margin approach as pricing for such contracts is typically negotiated on the basis of cost.

The Company accounts for contract modifications prospectively when the remaining goods or services are distinct and on a cumulative catch-up basis when the remaining goods or services are not distinct.

The Company provides assurance type warranties on many of its products and services. Since customers cannot purchase such warranties independently of the products or services under contract and they are not priced separately, warranties are not separate performance obligations.

The Company utilizes the cost-to-cost method as a measure of progress for performance obligations that are satisfied over-time as it believes this input method best represents the transfer of control to the customer. Under this method, revenue for the current period is recorded at an amount equal to the ratio of costs incurred to date divided by total estimated contract costs multiplied by (i) the transaction price, less (ii) cumulative revenue recognized in prior periods. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation.

Under the cost-to-cost method, the extent of progress toward completion is measured based on the proportion of costs incurred to date to the total estimated costs at completion of the performance obligation. These projections require the Company to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead, capital costs, and manufacturing efficiency. The Company reviews its cost estimates on a periodic basis, or when circumstances change and warrant a modification to a previous estimate. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends and other economic projections.

For certain contracts with similar characteristics and for which revenue is recognized using an over-time model, the Company uses a portfolio approach to estimate the amount of revenue to recognize. For each portfolio of contracts, the respective work in process and/or finished goods inventory balances are identified and the portfolio-specific margin is applied to estimate the pro rata portion of the transaction price to recognize in relation to the costs incurred. This approach is utilized only when the resulting revenue recognition is not expected to be materially different than if the accounting was applied to the individual contracts.

Certain of the Company's contracts give rise to variable consideration when they contain items such as customer rebates, credits, volume purchase discounts, penalties and other provisions that may impact the total consideration the Company will receive. The Company includes variable consideration in the transaction price generally by applying the most likely amount method of the consideration that it expects to be entitled to receive based on an assessment of all available information (i.e., historical experience, current and forecasted performance) and only to the extent it is probable that a significant reversal of revenue recognized will not occur when the uncertainty is resolved. The Company estimates variable consideration by applying the most likely amount method when there are a limited number of outcomes related to the resolution of the variable consideration. See Note 6, Revenue, for additional information regarding the Company's revenue recognition policy.

Changes in estimates that result in adjustments to net sales and cost of sales are recognized as necessary in the period they become known on a cumulative catch-up basis. Changes in estimates did not have a material effect on net income from consolidated operations in fiscal 2024, 2023 and 2022.

Stock-Based Compensation

The Company records compensation expense associated with stock options in its Consolidated Statements of Operations based on the grant date fair value of those awards. The fair value of each stock option on the date of grant is estimated using the Black-Scholes pricing model based on certain valuation assumptions. Expected stock price volatility is based on the Company's historical stock prices over the expected life of the option grant and other factors. The risk-free interest rate used is based on the published U.S. Treasury yield curve in effect at the time of the option grant for instruments with a similar life. The dividend yield reflects the Company's expected dividend yield at the date of grant. The expected option life represents the period of time that the stock options are expected to be outstanding, taking into consideration the contractual term of the option grant and employee historical exercise behavior. The Company's historical rate of forfeiture is nominal and therefore not included when estimating the grant date fair value of stock option awards. As such, the Company recognizes the impact of forfeitures when they occur. The Company generally recognizes stock option compensation expense ratably over the award's vesting period.

Income Taxes

Income tax expense includes U.S. and foreign income taxes. Deferred income taxes are provided on elements of income that are recognized for financial reporting purposes in periods different from when recognized for income tax purposes. Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense and to treat any tax on Global Intangible Low-Taxed Income ("GILTI") as a current period income tax expense. Further information regarding income taxes can be found in Note 7, Income Taxes.

Redeemable Noncontrolling Interests

As further detailed in Note 13, Redeemable Noncontrolling Interests, the holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that require the Company to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. The Company tracks the carrying cost of such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interest, less dividends paid to the noncontrolling interest holders. Redeemable noncontrolling interests are recorded outside of permanent equity at the higher of their carrying cost or management's estimate of the Redemption Amount. The initial adjustment to record redeemable noncontrolling interests at the Redemption Amount results in a corresponding decrease to retained earnings. Subsequent adjustments to the Redemption Amount of redeemable noncontrolling interests may result in corresponding decreases or increases to retained earnings, provided any increases to retained earnings may only be recorded to the extent of decreases previously recorded. Adjustments to Redemption Amounts based on fair value will have no effect on net income per share attributable to HEICO shareholders whereas the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value will affect net income per share attributable to HEICO shareholders. Acquisitions of redeemable noncontrolling interests are treated as equity transactions.

Net Income per Share Attributable to HEICO Shareholders

Basic net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period. Diluted net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

Foreign Currency

All assets and liabilities of foreign subsidiaries that do not utilize the U.S. dollar as its functional currency are translated at period-end exchange rates, while revenue and expenses are translated using average exchange rates for the period. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income or (loss) in shareholders' equity. Transaction gains or losses related to monetary balances denominated in a currency other than the functional currency are recorded in the Company's Consolidated Statements of Operations.

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. The ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. Additionally, ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual and interim basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, or in fiscal 2025 for HEICO, and interim reporting periods within fiscal years beginning one year later. Early adoption is permitted. The adoption of this guidance will not affect the Company's consolidated results of operations, financial position or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires disclosure of specific categories in the annual effective tax rate reconciliation table and further disaggregation for reconciling items that meet a quantitative threshold. The ASU also requires the disaggregation of income taxes paid by jurisdiction. ASU 2023-09 may be applied either prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2024, or in fiscal 2026 for HEICO. Early adoption is permitted. The adoption of this guidance will not affect the Company's consolidated results of operations, financial position or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires more detailed disclosures about specified categories of expenses (including purchases of inventory, employee compensation, intangible asset amortization, and depreciation) included in certain expense captions presented on the face of the income statement (such as cost of sales and SG&A expenses). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, or in fiscal 2028 for HEICO, and interim reporting periods within fiscal years beginning one year later. Early adoption is permitted. The adoption of this guidance will not affect the Company's consolidated results of operations, financial position or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

2. ACQUISITIONS

Wencor Acquisition

On August 4, 2023, the Company acquired Wencor Group ("Wencor") from affiliates of Warburg Pincus LLC and Wencor's management (the "Wencor Acquisition"). The Wencor Acquisition was completed pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, its newly formed wholly owned subsidiary Magnolia MergeCo Inc. ("Merger Sub"), Jazz Parent, Inc., the owner of Wencor ("Target"), and Jazz Topco GP LLC, solely in its capacity as representative for purposes of certain provisions of the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into the Target, and the Target continued as the surviving entity and a wholly owned subsidiary of the Company. Subsequent to the acquisition date, the Company integrated Wencor into the FSG. Wencor is a large commercial and military aircraft aftermarket company offering factory-new FAA-approved aircraft replacement parts, value-added distribution of high-use commercial and military aftermarket parts, and aircraft and engine accessory component repair and overhaul services. Wencor expands the Company's aftermarket product offerings, enabling the combined company to offer even greater savings and capabilities to its customers, while expanding its new products and services development capacity. The aggregate purchase price consisted of $1.9 billion in cash, subject to certain working capital, debt and other customary adjustments, and 1,137,628 shares of HEICO Class A Common Stock. The cash consideration was paid using proceeds from the Company's revolving credit facility and from the sale of senior unsecured notes. See Note 5, Short-Term and Long-Term Debt, for additional information. The total consideration included an accrual of $17.0 million as of the acquisition date representing the estimated fair value of contingent consideration the Company may have been obligated to pay in accordance with an agreement it assumed related to an acquisition Wencor consummated in fiscal 2023 prior to the Wencor Acquisition. See Note 8, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligation.

The following table summarizes the total consideration for the acquisition of Wencor (in thousands):

Cash paid	$1,923,098
Less: cash acquired	(29,984)
Cash paid, net	1,893,114
Issuance of common stock for an acquisition	161,373
Additional purchase consideration	(121)
Total consideration paid, net	$2,054,366

The following table summarizes the allocation of the total consideration for the acquisition of Wencor to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities assumed (in thousands):

Assets acquired:	
Goodwill	$1,260,085
Customer relationships	397,400
Intellectual property	120,400
Trade names	53,200
Inventories	250,798
Accounts receivable	105,872
Property, plant and equipment	36,251
Contract assets	5,276
Other assets	30,230
Total assets acquired, excluding cash	2,259,512
Liabilities assumed:	
Accrued expenses	63,024
Accounts payable	56,187
Deferred income taxes	56,753
Other liabilities	29,182
Total liabilities assumed	205,146
Net assets acquired, excluding cash	$2,054,366

The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of Wencor and the value of its assembled workforce that do not qualify for separate recognition. The weighted-average amortization periods of the customer relationships, intellectual property and trade names acquired are 13 years, 14 years and indefinite, respectively. Acquisition costs associated with the purchase of Wencor totaled $20.0 million in fiscal 2023 and were expensed in the Company's Consolidated Statement of Operations. The acquisition costs were recorded to SG&A expenses with the exception of a $3.8 million fee paid in August 2023 and charged to interest expense upon the termination of the May 14, 2023 commitment letter with Truist Bank and Truist Securities, Inc., as amended, related to a bridge financing to finance a portion of the Wencor Acquisition as such financing was no longer necessary. The operating results of Wencor were included in the Company's results of operations from the effective acquisition date. The Company's consolidated net sales and net income attributable to HEICO for the fiscal year ended October 31, 2023 includes approximately $185.7 million and $22.6 million, respectively, from the acquisition of Wencor.

Had the acquisition of Wencor occurred as of November 1, 2021, net sales on a pro forma basis for fiscal 2023 would have been $3,476.3 million and net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2023 would not have been materially different than the reported amounts.

The following table presents unaudited pro forma financial information for fiscal 2022 as if the acquisition of Wencor had occurred as of November 1, 2021 (in thousands, except per share data):

	Year ended, October 31, 2022
Net sales	$2,682,328
Net income from consolidated operations	$365,189
Net income attributable to HEICO	$326,241
Net income per share attributable to HEICO shareholders:	
Basic	$2.38
Diluted	$2.34

The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisition had taken place as of November 1, 2021. The unaudited pro forma financial information includes adjustments to historical amounts such as increased interest expense associated with debt used to finance the acquisition, the reclassification of acquisition costs associated with the purchase of Wencor from fiscal 2023 to fiscal 2022 and additional amortization expense related to the intangible assets acquired.

Exxelia Acquisition

On January 5, 2023, the Company, through HEICO Electronic, acquired 93.69% of the outstanding common stock and all of the preferred stock of Exxelia International SAS ("Exxelia"). Exxelia designs, manufactures and sells high reliability ("Hi-Rel"), complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications, in addition to other high-end applications, such as medical and energy uses, including emerging "clean energy" and electrification applications. The Company believes that this acquisition will further HEICO's strategy of expanding its already wide range of mission-critical and Hi-Rel components for the most demanding applications, as well as provide HEICO with added broad geographic and product diversity, including in the important European market. The majority of the remaining 6.31% interest is owned by certain members of Exxelia's management team. Additionally, as a result of this acquisition, the Company also obtained a 90% ownership interest in Alcon Electronics Pvt. Ltd. ("Alcon"), which is an existing subsidiary of Exxelia. The remaining 10% interest continues to be owned by a certain member of Alcon's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. The purchase price of this acquisition was paid in cash, using proceeds from the Company's revolving credit facility.

The following table summarizes the total consideration for the acquisition of Exxelia (in thousands):

Cash paid	$515,785
Less: cash acquired	(11,789)
Total consideration paid, net	$503,996

As noted above, the Company acquired all of the preferred stock of Exxelia. Pursuant to the terms of the acquisition, Exxelia's preferred stock accrues dividends at 5.18% per annum.

The following table summarizes the allocation of the total consideration for the acquisition of Exxelia to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed (in thousands):

Assets acquired:	
Goodwill	$328,197
Customer relationships	61,943
Intellectual property	44,044
Trade names	21,703
Property, plant and equipment	54,452
Inventories	50,481
Accounts receivable	41,708
Other assets	13,946
Total assets acquired, excluding cash	616,474
Liabilities assumed:	
Deferred income taxes	31,327
Accounts payable	21,773
Accrued expenses	18,159
Short-term debt	15,082
Other liabilities	13,982
Total liabilities assumed	100,323
Noncontrolling interests in consolidated subsidiaries	12,155
Net assets acquired, excluding cash	$503,996

The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of Exxelia and the value of its assembled workforce that do not qualify for separate recognition, however, benefit both the Company and the noncontrolling interest holders. The fair value of the noncontrolling interests were determined based on the consideration paid by the Company for its controlling ownership interest adjusted for a lack of control that a market participant would consider when estimating the fair value of the noncontrolling interest. The weighted-average amortization periods of the customer relationships, intellectual property and trade names acquired are 15 years, 15 years and indefinite, respectively. Acquisition costs associated with the purchase of Exxelia totaled $5.5 million, of which $5.1 million was incurred in fiscal 2023, and were recorded to SG&A expenses in the Company's Consolidated Statement of Operations. The operating results of Exxelia were included in the Company's results of operations from the effective acquisition date. The Company's consolidated net sales for the fiscal year ended October 31, 2023 includes approximately $179.0 million from the acquisition of Exxelia. Net income attributable to HEICO for the fiscal year ended October 31, 2023 was not materially impacted by the acquisition of Exxelia.

Had the acquisition of Exxelia occurred as of November 1, 2021, net sales on a pro forma basis for fiscal 2023 would not have been materially different than the reported amount and net sales on a pro forma basis for fiscal 2022 would have been $2,402.5 million. Additionally, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2023 and 2022 would not have been materially different than the reported amounts. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisition had taken place as of November 1, 2021. The unaudited pro forma financial information includes adjustments to historical amounts such as increased interest expense associated with borrowings to finance the acquisition, the reclassification of acquisition costs associated with the purchase of Exxelia from fiscal 2023 to fiscal 2022, additional amortization expense related to the intangible assets acquired, and inventory purchase accounting adjustments charged to cost of sales as the inventory is sold.

Other Acquisitions

In October 2024, the Company, through a subsidiary of HEICO Electronic, acquired 87.9% of the stock of Mid Continent Controls, Inc. ("MC2"). The remaining 12.1% interest continues to be owned by certain members of MC2's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. MC2 designs and manufacturers proprietary in-cabin power and entertainment components and subsystems for business jets. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In September 2024, the Company, through a subsidiary of HEICO Electronic, acquired 92.5% of the stock of Marway Power Solutions, Inc. ("Marway"). The remaining 7.5% interest continues to be owned by certain members of Marway's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. Marway designs and manufacturers power distribution solutions for mission-critical systems deployed in defense, aerospace, communications, test & measurement, and industrial applications on land, air, and sea. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In August 2024, the Company, through a subsidiary of HFSC, acquired the Aerial Delivery and Descent Devices divisions of Capewell Aerial Systems ("Capewell"). Capewell designs, manufactures and distributes emergency descent devices ("EDDs"), personnel and cargo parachute products, heavy airdrop platforms, and other highly-engineered products. Capewell is a critical supplier to OEMs, end-users, and distributors.

In December 2023, the Company, through a subsidiary of HFSC, entered into an exclusive license and acquired certain assets from Honeywell International for the capability to support the Boeing 737NG/777 Cockpit Display and Legacy Displays product lines. The transaction provides the HFSC subsidiary with the exclusive capability to produce, sell, and repair Boeing 737NG/777 Cockpit Displays as well as other Legacy Displays for the Boeing 717, ATR, and select business and general aviation aircraft. As part of this transaction, in May 2024, the same HFSC subsidiary completed an additional arrangement with Honeywell International under which it acquired licenses and certain assets to further enhance the manufacturing of new products, including screens for a military variant of the Boeing 737NG/777 Cockpit Display and Legacy Displays. The purchase price of the May 2024 transaction was paid in cash using cash provided by operating activities.

In March 2023, the Company, through a subsidiary of HEICO Electronic, entered into an exclusive license and acquired certain assets for the Aircraft Emergency Locator Transmitter ("ELT") product line from Honeywell International. ELTs provide critical emergency transmission signals in the event of aircraft impact on land or water to enable first responders to locate the aircraft. The transaction provides the HEICO Electronic subsidiary with all rights to produce, sell and repair both fixed and portable Honeywell ELTs, as well as various support equipment. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In September 2022, the Company, through a subsidiary of HEICO Electronic, acquired 100% of the stock of TRAD Tests & Radiations SAS ("TRAD"). TRAD specializes in radiation engineering, including test and simulation of radiation effects on electronic components and materials, developing and providing software for radiation testing and effects modeling, and sourcing/screening radiation tolerant and radiation hardened components. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In September 2022, the Company, through a subsidiary of HEICO Electronic, acquired 80.36% of the stock of Ironwood Electronics, Inc. ("Ironwood"). Ironwood designs and manufactures high performance test sockets and adapters for both engineering and production use of semiconductor devices. The remaining 19.64% interest continues to be owned by certain members of Ironwood's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. The total consideration includes an accrual of $6.4 million as of the acquisition date representing the estimated fair value of contingent consideration the Company may have been obligated to pay if Ironwood met certain earnings objectives following the acquisition. See Note 8, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligation.

In August 2022, the Company, through HEICO Electronic, acquired 100% of the stock of Sensor Systems, Inc. ("Sensor"). Sensor designs and manufactures airborne antennas for commercial and military applications. The purchase price of this acquisition was paid for with a proportional combination of cash using proceeds from the Company's revolving credit facility and 576,338 shares of HEICO Class A Common Stock.

In August 2022, the Company, through a subsidiary of HEICO Electronic, acquired 100% of the stock of Charter Engineering, Inc. ("Charter"). Charter designs and manufactures a complete line of RF and Microwave coaxial switches for the aerospace, defense, commercial, Automated Test Equipment ("ATE"), and instrumentation markets. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

In July 2022, the Company, through a subsidiary of HFSC, acquired 96% of the stock of Accurate Metal Machining, Inc. ("Accurate"). Accurate is a manufacturer of high-reliability components and assemblies. The remaining 4% interest continues to be owned by certain members of Accurate's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. The total consideration includes an accrual of $13.1 million as of the acquisition date representing the estimated fair value of contingent consideration the Company may be obligated to pay should Accurate meet certain earnings objectives following the acquisition. See Note 8, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligation.

In March 2022, the Company, through a subsidiary of HFSC, acquired 74% of the membership interests of Pioneer Industries, LLC ("Pioneer"). Pioneer is a specialty distributor of spares for military aviation, marine, and ground platforms. The remaining 26% interest continues to be owned by certain members of Pioneer's management team. See Note 13, Redeemable Noncontrolling Interests, for additional information. The total consideration includes an accrual of $9.8 million as of the acquisition date representing the estimated fair value of contingent consideration the Company may be obligated to pay should Pioneer meet a certain earnings objective following the acquisition. See Note 8, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligation.

In March 2022, the Company, through a subsidiary of HEICO Electronic, acquired 100% of the stock of Flight Microwave Corporation ("Flight Microwave"). Flight Microwave is a designer and manufacturer of custom high power filters and filter assemblies used in space and defense applications. The purchase price of this acquisition was paid in cash using cash provided by operating activities.

Unless otherwise noted, the purchase price of each of the above referenced other acquisitions was paid in cash, principally using proceeds from the Company's revolving credit facility, and is not material or significant to the Company's consolidated financial statements.

The following table summarizes the aggregate total consideration for the Company's other acquisitions based on the year of acquisition (in thousands):

	Year ended October 31,		
	2024	2023	2022
Cash paid	$221,239	$20,000	$348,606
Less: cash acquired	(2,154)	—	(1,815)
Cash paid, net	219,085	20,000	346,791
Issuance of common stock for an acquisition	—	—	75,005
Contingent consideration	—	—	29,732
Additional purchase consideration	5,028	—	5,758
Total consideration	$224,113	$20,000	$457,286

The following table summarizes the allocation of the aggregate total consideration for the Company's other acquisitions to the estimated fair values of the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed (in thousands, and based on the year of acquisition):

	Year ended October 31,		
	2024	2023	2022
Assets acquired:			
Goodwill	$99,237	$8,246	$244,620
Customer relationships	54,580	8,740	131,479
Intellectual property	39,690	2,870	45,165
Trade names	10,900	—	41,784
Inventories	23,517	86	23,974
Accounts receivable	7,057	—	24,353
Property, plant and equipment	5,154	58	25,974
Contract assets	—	—	10,607
Other assets	1,128	—	5,965
Total assets acquired, excluding cash	241,263	20,000	553,921
Liabilities assumed:			
Deferred income taxes	2,678	—	21,684
Accrued expenses	3,966	—	10,146
Accounts payable	1,238	—	7,575
Other liabilities	485	—	560
Total liabilities assumed	8,367	—	39,965
Noncontrolling interests in consolidated subsidiaries	8,783	—	56,670
Net assets acquired, excluding cash	$224,113	$20,000	$457,286

The following table summarizes the weighted average amortization period of the definite-lived intangible assets acquired in connection with the Company's other fiscal 2024, 2023 and 2022 acquisitions (in years):

	Year ended October 31,		
	2024	**2023**	**2022**
Customer relationships	11	8	15
Intellectual property	11	8	13

The allocation of the total consideration for the fiscal 2024 acquisitions to the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed is preliminary until the Company obtains final information regarding their fair values. However, the Company does not expect any adjustment to such allocations to be material to the Company's consolidated financial statements. The allocation of the total consideration for the other fiscal 2023 and fiscal 2022 acquisitions to the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed is final and inclusive of any measurement period adjustments made during the respective subsequent fiscal year, which were immaterial. The primary items that generated the goodwill recognized were the premiums paid by the Company for the future earnings potential of the businesses acquired and the value of their assembled workforces that do not qualify for separate recognition, which, in the case of MC2, Marway, Ironwood, Accurate and Pioneer benefit both the Company and the noncontrolling interest holders. The fair value of the noncontrolling interests in these entities was determined based on the consideration paid by the Company for its controlling ownership interest adjusted for a lack of control that a market participant would consider when estimating the fair value of the noncontrolling interest.

The operating results of the fiscal 2024, other fiscal 2023, and fiscal 2022 acquisitions were included in the Company's results of operations as of each effective acquisition date. The amount of net sales and earnings of the fiscal 2024, other fiscal 2023, and fiscal 2022 acquisitions included in the Consolidated Statement of Operations for the respective acquisition fiscal year is not material. Had the fiscal 2024 acquisitions occurred as of November 1, 2022, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO on a pro forma basis for fiscal 2024 and 2023 would not have been materially different than the reported amounts. Had the other fiscal 2023 acquisition occurred as of November 1, 2021, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO on a pro forma basis for fiscal 2023 and 2022 would not have been materially different than the reported amounts. Had the fiscal 2022 acquisitions occurred as of November 1, 2020, net sales on a pro forma basis for fiscal 2022 would have been $2,325.2 million and net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2022 would not have been materially different than the reported amounts.

3. SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

	As of October 31,	
(in thousands)	**2024**	**2023**
Accounts receivable	$550,281	$521,696
Less: Allowance for doubtful accounts	(11,794)	(12,621)
Accounts receivable, net	$538,487	$509,075

Inventories

	As of October 31,	
(in thousands)	**2024**	**2023**
Finished products	$684,578	$622,395
Work in process	99,107	79,789
Materials, parts, assemblies and supplies	387,264	311,496
Inventories, net of valuation reserves	$1,170,949	$1,013,680

Property, Plant and Equipment

	As of October 31,	
(in thousands)	**2024**	**2023**
Land	$19,974	$19,706
Buildings and improvements	217,554	202,499
Machinery, equipment and tooling	422,500	386,602
Construction in progress	35,432	25,867
	695,460	634,674
Less: Accumulated depreciation and amortization	(356,426)	(312,826)
Property, plant and equipment, net	$339,034	$321,848

The amounts set forth above include tooling costs having a net book value of $7.0 million and $6.5 million as of October 31, 2024 and 2023, respectively. Amortization expense on capitalized tooling was $2.3 million, $2.3 million and $2.5 million in fiscal 2024, 2023 and 2022, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $49.1 million, $40.3 million and $30.3 million in fiscal 2024, 2023 and 2022, respectively.

Accrued Expenses and Other Current Liabilities

(in thousands)	As of October 31,	
	2024	**2023**
Accrued employee compensation and related payroll taxes	$202,273	$181,906
Contract liabilities	83,903	87,556
Accrued customer rebates and credits	24,291	24,508
Current operating lease liabilities	23,422	20,503
Accrued interest	17,462	18,705
Contingent consideration	8,437	37,305
Other	67,993	62,618
Accrued expenses and other current liabilities	$427,781	$433,101

The increase in accrued employee compensation and related payroll taxes principally reflects a higher level of accrued performance-based compensation resulting from the improved consolidated operating results. See Note 8, Fair Value Measurements, for additional information regarding the Company's contingent consideration obligations. The total customer rebates and credits deducted within net sales in fiscal 2024, 2023 and 2022 was $12.0 million, $9.4 million and $7.6 million, respectively.

Other Long-Term Assets and Liabilities

The Company provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and directors fees, as applicable, on a pre-tax basis through the HEICO Corporation Leadership Compensation Plan (the "LCP"), a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The Company matches 50% of the first 6% of base salary deferred by each participant. Director fees that would otherwise be payable in Company common stock may be deferred into the LCP, and, when distributable, are distributed in actual shares of Company common stock. The deferred compensation obligation associated with Company common stock is recorded as a component of shareholders' equity at cost and subsequent changes in fair value are not reflected in operations or shareholders' equity of the Company. Further, while the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the LCP charged to income in fiscal 2024, 2023 and 2022 totaled $11.1 million, $9.2 million and $7.2 million, respectively. The aggregate liabilities of the LCP were $315.0 million and $226.2 million as of October 31, 2024 and 2023, respectively, and are classified within other long-term liabilities and accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The assets of the LCP, totaling $317.2 million and $233.5 million as of October 31, 2024 and 2023, respectively, are classified within other assets in the Company's Consolidated Balance Sheets and principally represent cash surrender values of life insurance policies that are held within an irrevocable trust that may be used to satisfy the obligations of the LCP. Additional information regarding the assets of the LCP may be found in Note 8, Fair Value Measurements.

Research and Development Expenses

The amount of new product research and development ("R&D") expenses included in cost of sales is as follows (in thousands):

	Year ended October 31,		
	2024	**2023**	**2022**
R&D expenses	$111,265	$95,773	$76,061

Accumulated Other Comprehensive Loss

Changes in the components of accumulated other comprehensive loss during fiscal 2024 and 2023 are as follows (in thousands):

	Foreign Currency Translation	**Defined Benefit Pension Plan**	**Accumulated Other Comprehensive Loss**
Balances as of October 31, 2022	($45,369)	($1,130)	($46,499)
Unrealized gain	6,204	59	6,263
Amortization of unrealized loss	—	56	56
Balances as of October 31, 2023	(39,165)	(1,015)	(40,180)
Unrealized gain	13,498	554	14,052
Amortization of unrealized loss	—	52	52
Balances as of October 31, 2024	($25,667)	($409)	($26,076)

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by operating segment during fiscal 2024 and 2023 are as follows (in thousands):

| | Segment | | Consolidated |
	FSG	ETG	Totals
Balances as of October 31, 2022	$561,961	$1,110,464	$1,672,425
Goodwill acquired	1,260,507	335,630	1,596,137
Foreign currency translation adjustments	2,793	2,394	5,187
Adjustments to goodwill	(956)	1,534	578
Balances as of October 31, 2023	1,824,305	1,450,022	3,274,327
Goodwill acquired	57,978	41,259	99,237
Foreign currency translation adjustments	696	5,643	6,339
Adjustments to goodwill	(421)	813	392
Balances as of October 31, 2024	$1,882,558	$1,497,737	$3,380,295

The goodwill acquired during fiscal 2024 and 2023 pertains to the acquisitions consummated in those respective years as described in Note 2, Acquisitions, and represents the residual value after the allocation of the total consideration to the tangible and identifiable intangible assets acquired and liabilities and noncontrolling interests assumed. Foreign currency translation adjustments are included in other comprehensive income (loss) in the Company's Consolidated Statements of Comprehensive Income. The adjustments to goodwill in fiscal 2024 and 2023 represent immaterial measurement period adjustments to the allocation of the purchase consideration of the respective prior year acquisitions. The Company estimates that $80 million and $131 million of the goodwill acquired in fiscal 2024 and 2023, respectively, will be deductible for income tax purposes. Based on the annual test for goodwill impairment as of October 31, 2024, the Company determined there was no impairment of its goodwill.

Identifiable intangible assets consist of the following (in thousands):

| | As of October 31, 2024 | | | As of October 31, 2023 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$1,013,847	($307,531)	$706,316	$967,090	($227,089)	$740,001
Intellectual property	471,516	(137,188)	334,328	448,336	(121,503)	326,833
Other	8,575	(7,708)	867	8,685	(7,404)	1,281
	1,493,938	(452,427)	1,041,511	1,424,111	(355,996)	1,068,115
Non-Amortizing Assets:						
Trade names	293,263	—	293,263	289,166	—	289,166
	$1,787,201	($452,427)	$1,334,774	$1,713,277	($355,996)	$1,357,281

During fiscal 2024, the Company recognized impairment losses aggregating $7.5 million from the write-down of trade names at two ETG subsidiaries due to a reduction in the expected future cash flows associated with each such intangible asset. The impairment losses were recorded as a component of SG&A expenses in the Company's Consolidated Statement of Operations. See Note 8, Fair Value Measurements, for additional information regarding the Company's impairment losses.

As further disclosed in Note 2, Acquisitions, the following table summarizes the weighted average amortization period of the definite-lived intangible assets acquired in total and by major asset class in connection with the Company's fiscal 2024, 2023 and 2022 acquisitions (in years):

	Year ended October 31,		
	2024	2023	2022
Customer relationships	11	13	15
Intellectual property	11	14	13
Total	11	13	14

Amortization expense related to intangible assets was $122.3 million, $85.9 million and $62.5 million in fiscal 2024, 2023 and 2022, respectively. Amortization expense for each of the next five fiscal years and thereafter is estimated to be $122.5 million in fiscal 2025, $116.8 million in fiscal 2026, $112.0 million in fiscal 2027, $106.0 million in fiscal 2028, $100.5 million in fiscal 2029 and $483.7 million thereafter.

5. SHORT-TERM AND LONG-TERM DEBT

A subsidiary of the Company acquired in fiscal 2023 ended its short-term borrowing arrangements in the first quarter of fiscal 2024 during which it made net payments of $13.9 million.

Long-term debt consists of the following (in thousands):

	As of October 31,	
	2024	2023
Borrowings under revolving credit facility	$1,015,000	$1,250,000
2028 senior unsecured notes	600,000	600,000
2033 senior unsecured notes	600,000	600,000
Finance leases and notes payable [1]	26,133	28,024
Less: Debt discount and debt issuance costs	(11,759)	(13,478)
	2,229,374	2,464,546
Less: Current maturities of long-term debt	(4,107)	(4,269)
	$2,225,267	$2,460,277

[1] See Note 9, Leases, for additional information regarding the Company's finance leases.

Revolving Credit Facility

The Company's borrowings under its revolving credit facility ("Credit Facility") mature in fiscal 2028. As of October 31, 2024 and 2023, the weighted average interest rate on borrowings under the Company's Credit Facility was 6.3% and 6.7%, respectively. The Credit Facility contains both financial and non-financial covenants. As of October 31, 2024, the Company was in compliance with all such covenants.

In November 2017, the Company entered into a $1.3 billion Credit Facility with a bank syndicate. The Credit Facility may be used to finance acquisitions and for working capital and other general corporate purposes, including capital expenditures. In December 2020, the Company entered into an amendment to increase the capacity by $200 million to $1.5 billion. In April 2022, the Company entered into an amendment to extend the maturity date of its Credit Facility by one year to November 2024 and to replace the Eurocurrency Rate with Adjusted Term SOFR as an election in which borrowings under the Credit Facility accrue interest, as such capitalized terms are defined in the Credit Facility. In July 2023, the Company entered into a third amendment to its Credit Facility, to, among other things, (i) increase the capacity by $500 million to $2.0 billion, (ii) extend the maturity date to July 2028, and (iii) increase the applicable rate with respect to certain total leverage ratio tiers in the pricing grid. The Credit Facility includes a feature that will allow the Company to increase the capacity by $750 million to become a $2.75 billion facility through increased commitments from existing lenders. The Company incurred $6.7 million of debt issuance costs in fiscal 2023 related to the third amendment of the Credit Facility, which were classified as other assets in the Company's Consolidated Balance Sheet and are being amortized to SG&A expenses in the Company's Consolidated Statement of Operations over the remaining term of the Credit Facility.

Borrowings under the Credit Facility accrue interest at the Company's election of the Base Rate or Adjusted Term SOFR, plus in each case, the Applicable Rate (based on the Company's Total Leverage Ratio) as such capitalized terms are defined in the Credit Facility. The Base Rate for any day is a fluctuating rate per annum equal to the highest of (i) the Prime Rate; (ii) the Federal Funds Rate plus .50%; and (iii) Adjusted Term SOFR for an Interest Period of one month plus 100 basis points. Adjusted Term SOFR is the rate per annum equal to Term SOFR plus a Term SOFR Adjustment of .10%; provided that Adjusted Term SOFR as so determined shall never be less than 0%. The Applicable Rate for SOFR Loans ranges from 1.125% to 2.00%. The Applicable Rate for Base Rate Loans ranges from .125% to 1.00%. A fee is charged on the amount of the unused commitment ranging from .15% to .35% (depending on the Company's Total Leverage Ratio). The Credit Facility also includes a $200 million sublimit for swingline borrowings and $100 million sublimits for borrowings made in foreign currencies and for letters of credit. Outstanding principal, accrued and unpaid interest and other amounts payable under the Credit Facility may be accelerated upon an event of default, as such events are described in the Credit Facility. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of a Total Leverage Ratio and an Interest Coverage Ratio, as such capitalized terms are defined in the Credit Facility.

Senior Unsecured Notes

On July 27, 2023, the Company completed the public offer and sale of senior unsecured notes, which consisted of $600 million principal amount of 5.25% Senior Notes due August 1, 2028 (the "2028 Notes") and $600 million principal amount of 5.35% Senior Notes due August 1, 2033 (the "2033 Notes" and, collectively with the 2028 Notes, the "Notes"). The Company used the net proceeds from the sale of the Notes to repay the outstanding borrowings under its Credit Facility and to fund a portion of the purchase price of the Wencor Acquisition. See Note 2, Acquisitions, for additional information. Interest on the Notes is payable semi-annually in arrears on February 1 and August 1 of each year, and commenced on February 1, 2024. The 2028 Notes and 2033 Notes each have an effective interest rate of 5.5%.

The Notes were issued pursuant to an Indenture, dated as of July 27, 2023 (the "Base Indenture"), between the Company and certain of its subsidiaries (collectively, the "Subsidiary Guarantors") and Truist Bank, as trustee (the "Trustee"), as supplemented by a First Supplemental Indenture, dated as of July 27, 2023 (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), between the Company, Subsidiary Guarantors and the Trustee. The Notes are direct, unsecured senior obligations of the Company and rank equally in right of payment with all of the Company's existing and future senior unsecured indebtedness.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by all of the Company's existing and future subsidiaries that guarantee the Company's obligations under the Credit Facility (the "Guarantor Group"). The Company may redeem the Notes at any time in whole, or from time to time in part, prior to the applicable par call date at the applicable redemption price described in the Indenture. On or after the applicable par call date, the Notes will be redeemable, at the Company's option, at any time in whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption. The Company may be required to make an offer to purchase the Notes upon the occurrence of a "change of control triggering event" as described in the Indenture.

The Indenture includes certain customary covenants that, among other things, limit the Company's and its restricted subsidiaries' ability to grant liens to secure indebtedness or engage in sale and leaseback transactions and the Company's ability to merge or consolidate with, or convey, transfer or lease all or substantially all of its assets to, a third party, as further described in the Indenture. Each of these limitations is subject to certain important qualifications and exceptions. The Indenture also includes certain customary events of default. The occurrence of an event of default will either automatically, in certain instances, or upon declaration by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes at the time outstanding, in other instances, cause the acceleration of the amounts due under the Notes. As of October 31, 2024, the Company was in compliance with all such covenants.

The Company received net proceeds of $1,189.5 million from the issuance of the Notes, which was net of a debt discount and underwriting fees. The Company also incurred an additional $3.4 million of debt issuance fees related to the Notes. The aggregate debt discount and debt issuance costs of $13.9 million are classified as a contra liability within long-term debt in the Company's Consolidated Balance Sheet and are being amortized to interest expense in the Company's Consolidated Statement of Operations over the respective term of each senior note using the effective interest method.

The following table sets forth the carrying value and estimated fair value of the Company's Notes, which are classified as Level 1 financial instruments in the fair value hierarchy (in thousands). The Company estimated the fair value of the Notes by taking the weighted average of market quotes for the exact security that was actively traded on October 31, 2024 and October 31, 2023.

	October 31, 2024		October 31, 2023	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
2028 Notes	$595,267	$609,376	$594,158	$579,762
2033 Notes	592,974	605,917	592,364	552,594
Total	$1,188,241	$1,215,293	$1,186,522	$1,132,356

6. REVENUE

Contract Balances

Contract assets (unbilled receivables) represent revenue recognized on contracts using an over-time recognition model in excess of amounts invoiced to the customer. Contract liabilities (deferred revenue) represent customer advances and billings in excess of revenue recognized and are included within accrued expenses and other current liabilities and other long-term liabilities in the Company's Consolidated Balance Sheets.

Changes in the Company's contract assets and liabilities during fiscal 2024 and 2023 are as follows (in thousands):

	October 31, 2024	October 31, 2023	Change
Contract assets, current	$112,235	$111,702	$533
Contract liabilities, current	83,903	87,556	(3,653)
Contract liabilities, long-term	61,843	—	61,843
Total contract liabilities	145,746	87,556	58,190
Net contract (liabilities) assets	($33,511)	$24,146	($57,657)

The increase in the Company's total contract liabilities during fiscal 2024 principally reflects the receipt of advance deposits on certain customer contracts, mainly at the FSG.

The amount of revenue that the Company recognized during fiscal 2024 that was included in contract liabilities as of the beginning of fiscal 2024 was $60.4 million.

Remaining Performance Obligations

Backlog, which the Company believes to be the equivalent of its remaining performance obligations, represents contractually committed, or firm customer orders. As of October 31, 2024, the Company had $1,924.5 million of remaining performance obligations associated with firm contracts pertaining to many of the products offered by the FSG and ETG. The Company will recognize net sales as these obligations are satisfied. The Company expects to recognize $1,178.1 million of this amount during fiscal 2025 and $746.4 million thereafter, of which a little more than half is expected to occur in fiscal 2026.

Disaggregation of Revenue

The following table summarizes the Company's net sales by product line for each operating segment (in thousands):

	Year Ended October 31,		
	2024	**2023**	**2022**
Flight Support Group:			
Aftermarket replacement parts [1]	$1,658,431	$1,040,502	$694,900
Repair and overhaul parts and services [2]	593,237	366,566	264,986
Specialty products [3]	387,686	363,117	295,326
Total net sales	2,639,354	1,770,185	1,255,212
Electronic Technologies Group:			
Electronic component parts primarily for defense, space and aerospace equipment [4]	1,004,511	918,374	672,147
Electronic component parts for equipment in various other industries [5]	259,115	306,848	300,328
Total net sales	1,263,626	1,225,222	972,475
Intersegment sales	(45,311)	(27,302)	(19,365)
Total consolidated net sales	$3,857,669	$2,968,105	$2,208,322

[1] Includes various jet engine and aircraft component replacement parts.

[2] Includes primarily the sale of parts consumed in various repair and overhaul services on selected jet engine and aircraft components, avionics, instruments, composites and flight surfaces of commercial and military aircraft.

[3] Includes primarily the sale of specialty components such as thermal insulation blankets, renewable/reusable insulation systems, advanced niche components, complex composite assemblies, expanded

foil mesh as well as machining, brazing, fabricating and welding services generally to original equipment manufacturers, and emergency descent devices and personnel and cargo parachute products.

(4) Includes various component parts such as electro-optical infrared simulation and test equipment, electro-optical laser products, electro-optical, microwave and other power equipment, high-speed interface products, power conversion products, power distribution solutions, underwater locator beacons, emergency locator transmission beacons, traveling wave tube amplifiers, microwave power modules, a wide variety of memory products and radio frequency (RF) and microwave products, crashworthy and ballistically self-sealing auxiliary fuel systems, high performance communications and electronic intercept receivers and tuners, high performance active antenna systems and airborne antennas, technical surveillance countermeasures (TSCM) equipment, custom high power filters and filter assemblies, radiation assurance services and products, and high-reliability, complex, passive electronic components and rotary joint assemblies, and proprietary in-cabin power and entertainment components and subsystems.

(5) Includes various component parts such as electromagnetic and radio frequency interference shielding, high voltage interconnection devices, high voltage advanced power electronics, harsh environment connectivity products, custom molded cable assemblies, silicone material for a variety of demanding applications, and rugged small form-factor embedded computing solutions, and high performance test sockets and adaptors.

The following table summarizes the Company's net sales by industry for each operating segment (in thousands):

	Year ended October 31,		
	2024	**2023**	**2022**
Flight Support Group:			
Aerospace	$1,960,705	$1,257,650	$876,254
Defense and Space	600,806	434,229	316,460
Other (1)	77,843	78,306	62,498
Total net sales	2,639,354	1,770,185	1,255,212
Electronic Technologies Group:			
Defense and Space	650,647	603,414	545,384
Other (2)	394,932	438,189	340,311
Aerospace	218,047	183,619	86,780
Total net sales	1,263,626	1,225,222	972,475
Intersegment sales	(45,311)	(27,302)	(19,365)
Total consolidated net sales	$3,857,669	$2,968,105	$2,208,322

(1) Principally industrial products.

(2) Principally other electronics and medical products.

7. INCOME TAXES

The components of income before income taxes and noncontrolling interests are as follows (in thousands):

	Year ended October 31,		
	2024	**2023**	**2022**
Domestic	$596,060	$479,990	$429,329
Foreign	81,526	75,293	61,694
Income before taxes and noncontrolling interests	$677,586	$555,283	$491,023

The components of the provision for income taxes on income before income taxes and noncontrolling interests are as follows (in thousands):

	Year ended October 31,		
	2024	**2023**	**2022**
Current:			
Federal	$97,164	$96,492	$63,861
State	19,195	18,225	13,015
Foreign	24,143	22,714	14,648
	140,502	137,431	91,524
Deferred:			
Federal	(17,038)	(19,049)	8,154
State	(2,911)	(4,311)	1,129
Foreign	(2,053)	(3,171)	(407)
	(22,002)	(26,531)	8,876
Total income tax expense	$118,500	$110,900	$100,400

A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

	Year ended October 31,		
	2024	**2023**	**2022**
Federal statutory income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal income tax benefit	2.5%	2.5%	2.6%
Foreign-derived intangible income deduction	(2.4%)	(1.9%)	(1.9%)
Tax-exempt (gains) losses on corporate-owned life insurance policies	(2.3%)	(.6%)	2.8%
Research and development tax credits	(2.1%)	(1.9%)	(1.5%)
Tax benefit related to stock option exercises	(2.0%)	(1.1%)	(3.6%)
Nondeductible compensation	2.2%	1.4%	1.2%
Other, net	.6%	.6%	(.2%)
Effective tax rate	17.5%	20.0%	20.4%

The Company's effective tax rate decreased to 17.5% in fiscal 2024, down from 20.0% in fiscal 2023. The decrease in the Company's effective tax rate reflects a larger tax benefit from stock option exercises recognized in the first quarter of fiscal 2024. The Company recognized a discrete tax benefit from stock option exercises in both the first quarter of fiscal 2024 and 2023 of $13.6 million and $6.2 million, respectively. Additionally, the decrease in the Company's effective tax rate reflects a larger favorable impact from tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the HEICO Leadership Compensation Plan (the "LCP") in fiscal 2024, net of the nondeductible portion of the related gains in the LCP accounts of certain executive officers, as well as increased foreign-derived intangible income, which is subject to a lower tax rate.

The Company's effective tax rate decreased to 20.0% in fiscal 2023, down from 20.4% in fiscal 2022. The decrease in the Company's effective tax rate principally reflects a favorable impact from tax-exempt unrealized gains in the cash surrender values of life insurance policies related to the LCP in fiscal 2023 as compared to tax-exempt unrealized losses recognized in fiscal 2022. This was partially offset by a larger tax benefit from stock option exercises recognized in the first quarter of fiscal 2022 and the portion of acquisition costs associated with fiscal 2023 acquisitions that were not deductible for income tax purposes. The Company recognized a discrete tax benefit from stock option exercises in both the first quarter of fiscal 2023 and 2022 of $6.2 million and $17.8 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and in multiple state jurisdictions. The Company is also subject to income taxes in certain jurisdictions outside the U.S., none of which are individually material to the accompanying consolidated financial statements. Generally, the Company is no longer subject to U.S. federal, state or foreign examinations by tax authorities for years prior to fiscal 2020. One of the Company's foreign subsidiaries files income tax returns in The Netherlands and Thailand where the statute of limitations is open for its fiscal 2015 returns.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	As of October 31,	
	2024	**2023**
Deferred tax assets:		
Inventories	$92,498	$85,560
Deferred compensation plan liability	57,016	44,882
Capitalized research and development costs	48,820	29,142
Operating lease liabilities	28,270	26,771
Share-based compensation	11,387	10,665
Performance-based compensation accrual	8,183	6,632
Contract liabilities (deferred revenue)	6,146	2,885
Interest expense limitation carryforward	4,869	24,770
Other	16,788	19,092
Total deferred tax assets	273,977	250,399
Deferred tax liabilities:		
Goodwill and other intangible assets	(330,624)	(324,774)
Property, plant and equipment	(27,701)	(28,533)
Operating lease right-of-use assets	(26,766)	(25,620)
Other	(3,042)	(3,318)
Total deferred tax liabilities	(388,133)	(382,245)
Net deferred tax liability	($114,156)	($131,846)

As a result of the Tax Cuts and Jobs Act, the Company began capitalizing research and development costs beginning in fiscal 2023, which are now amortized over five years for income tax purposes.

As of October 31, 2024 and 2023, the Company's liability for gross unrecognized tax benefits related to uncertain tax positions was $6.5 million and $4.4 million, respectively, of which $5.1 million and $3.4 million, respectively, would decrease the Company's income tax expense and effective income tax rate if the tax benefits were recognized. A reconciliation of the activity related to the liability for gross unrecognized tax benefits during fiscal 2024 and 2023 is as follows (in thousands):

	Year ended October 31,	
	2024	**2023**
Balances as of beginning of year	$4,363	$3,503
Increases related to current year tax positions	2,521	1,356
Increases related to prior year tax positions	88	214
Lapses of statutes of limitations	(521)	(710)
Balance as of end of year	$6,451	$4,363

8. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities that were measured at fair value on a recurring basis are set forth by level within the fair value hierarchy in the following tables (in thousands):

	As of October 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plan:				
Corporate-owned life insurance	$—	$313,794	$—	$313,794
Money market fund	3,365	—	—	3,365
Total assets	$3,365	$313,794	$—	$317,159
Liabilities:				
Contingent consideration	$—	$—	$30,207	$30,207

	As of October 31, 2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Deferred compensation plan:				
Corporate-owned life insurance	$—	$227,710	$—	$227,710
Money market fund	5,829	—	—	5,829
Total assets	$5,829	$227,710	$—	$233,539
Liabilities:				
Contingent consideration	$—	$—	$71,136	$71,136

The Company maintains the HEICO Corporation Leadership Compensation Plan (the "LCP"), which is a non-qualified deferred compensation plan. The assets of the LCP principally represent cash surrender values of life insurance policies, which derive their fair values from investments in mutual funds that are managed by an insurance company, and are classified within Level 2 and valued using a market approach. Certain other assets of the LCP represent an investment in a money market fund that is classified within Level 1. The assets of the LCP are held within an irrevocable trust and classified within other assets in the Company's Consolidated Balance Sheets.

In connection with a fiscal 2023 acquisition that is part of the FSG, the Company assumed an agreement which may have obligated it to pay contingent consideration of $17.5 million if certain operating entities of the acquired company met a calendar year 2023 earnings objective and obtained a certain level of new orders with deliveries scheduled in calendar year 2024, of which both targets were tied to a specific customer contract. Both requirements were met as of October 31, 2023. However, payment of the earnout was also predicated on no indication of a significant change with respect to the underlying customer agreement. In the second quarter of fiscal 2024, the customer notified the Company that it intends to reduce its future orders. As a result, the parties to this agreement agreed to settle on a specific contingent consideration amount of $11.0 million. Accordingly, the $17.3 million estimated fair value of the contingent consideration as of October 31, 2023 was reduced to $11.0 million as of April 30, 2024 and paid in the third quarter of fiscal 2024.

As part of the agreement to acquire 80.36% of the stock of a subsidiary by the ETG in fiscal 2022, the Company may be obligated to pay contingent consideration of up to $12.1 million in fiscal 2027 based on the earnings of the acquired entity during fiscal years 2025 and 2026 provided the entity meets a certain earnings objective during each of fiscal years 2024 to 2026. The acquired entity did not achieve the required fiscal 2024 earnings objective. The $5.5 million estimated fair value of the contingent consideration as of October 31, 2023 was reversed in the third quarter of fiscal 2024.

As part of the agreement to acquire 96% of the stock of a subsidiary by the FSG in fiscal 2022, the Company may be obligated to pay contingent consideration of up to $27.4 million in fiscal 2027 based on the earnings of the acquired entity during fiscal years 2025 and 2026 provided the entity meets certain earnings objectives during each of fiscal years 2022 to 2024. As of October 31, 2024, the estimated fair value of the contingent consideration was $21.8 million.

As part of the agreement to acquire 74% of the membership interests of a subsidiary by the FSG in fiscal 2022, the Company would be obligated to pay contingent consideration of $14.1 million in fiscal 2027 only if the acquired entity met a certain earnings objective during the five-year period following the acquisition. Based on the actual earnings of the acquired entity subsequent to the acquisition and forecasted earnings over the remainder of the earnout period, the Company does not expect that the required earnings objective will be met. Accordingly, as of October 31, 2024 and October 31, 2023, the Company did not accrue any contingent consideration for this agreement.

As part of the agreement to acquire 89.99% of the equity interests of a subsidiary by the ETG in fiscal 2020, the Company may be obligated to pay contingent consideration of up to CAD $13.5 million, or $9.7 million, should the acquired entity meet certain earnings objectives during fiscal years 2023 and 2024. Based on the actual results of the acquired entity during those years, the Company is obligated to pay additional contingent consideration of CAD $11.7 million, or $8.4 million, which was fully accrued as of October 31, 2024 and expected to be paid in the first quarter of fiscal 2025.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2017, the Company paid contingent consideration of $20.0 million in December 2023 as the acquired entity met a certain earnings objective during the first six years following the acquisition.

The following unobservable inputs were used to derive the estimated fair value of the Company's Level 3 contingent consideration liabilities as of October 31, 2024:

Acquisition Date	Fair Value (in thousands)	Unobservable Input	Range	Weighted Average [1]
7-18-2022	$21,770	Compound annual revenue growth rate	3% - 10%	8%
		Discount rate	8.5% - 8.5%	8.5%
3-17-2022	—	Compound annual revenue growth rate	0% - 5%	3%

[1] Unobservable inputs were weighted by the relative fair value of the contingent consideration liability.

Changes in the Company's contingent consideration liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) during fiscal 2024 and 2023 are as follows (in thousands):

	Liabilities
Balance as of October 31, 2022	$82,803
Payment of contingent consideration	(18,909)
Contingent consideration related to an acquisition	17,018
Amendment and termination of contingent consideration agreement	(9,057)
Decrease in accrued contingent consideration, net	(686)
Foreign currency transaction adjustments	(33)
Balance as of October 31, 2023	71,136
Payment of contingent consideration	(31,000)
Decrease in accrued contingent consideration, net	(9,884)
Foreign currency transaction adjustments	(45)
Balance as of October 31, 2024	$30,207
Included in the accompanying Consolidated Balance Sheet under the following captions:	
Accrued expenses and other current liabilities	$8,437
Other long-term liabilities	21,770
	$30,207

The Company records changes in accrued contingent consideration and foreign currency transaction adjustments within SG&A expenses in its Consolidated Statements of Operations.

The carrying amounts of the Company's cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value as of October 31, 2024 due to the relatively short maturity of the respective instruments. The carrying amount of borrowings under the Company's credit facility approximates fair value due to its variable interest rate. See Note 5, Short-Term and Long-Term Debt, for the estimated fair value of the Company's senior unsecured notes.

During fiscal 2024, two non-amortizing trade names within the ETG were measured at fair value on a nonrecurring basis, resulting in the recognition of impairment losses aggregating $7.5 million (see Note 4, Goodwill and Other Intangible Assets). The aggregate fair value of these nonfinancial assets, which are classified within Level 3, and the related impairment loss recognized in fiscal 2024 are as follows (in thousands):

	Carrying Amount	Impairment Loss	Fair Value (Level 3)
Asset:			
Trade names	$11,500	($7,500)	$4,000

The fair value of each trade name was determined using the relief from royalty method, which is an income approach. This method involves applying an asset-specific discount rate to a forecast of cash flows specific to the asset. The following unobservable inputs were used to derive the estimated fair value of the Level 3 trade names as of July 31, 2024 and October 31, 2024:

Unobservable Input	Range
Discount rate	15.0% - 20.5%
Royalty rate	1.0% - 2.5%

9. LEASES

HEICO's lease ROU assets represent its right to use an underlying asset during the lease term and its lease liabilities represent the Company's obligation to make lease payments arising from the lease. HEICO's operating lease ROU assets are included within other assets and its operating lease liabilities are included within other long-term liabilities and accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. HEICO's finance lease ROU assets are included within property, plant and equipment, net and its finance lease liabilities are included within long-term debt, net of current maturities and short-term debt and current maturities of long-term debt within the Company's Consolidated Balance Sheets. The following table presents the Company's lease ROU assets and lease liabilities (in thousands):

	Operating Leases As of October 31,		Finance Leases As of October 31,	
	2024	2023	2024	2023
Right-of-use assets	$131,836	$121,373	$24,024	$26,608
Current lease liabilities	$23,422	$20,503	$4,060	$4,254
Long-term lease liabilities	113,458	104,759	21,800	23,564
Total lease liabilities	$136,880	$125,262	$25,860	$27,818

The Company's operating lease expenses are recorded within cost of sales and/or SG&A expenses in the Company's Consolidated Statements of Operations. The Company's finance lease expenses consist of amortization of ROU assets and interest on lease liabilities, which are included within cost of sales and/or SG&A expenses, and interest expense, respectively, in the Company's Consolidated Statements of Operations. Further, interest expense on finance leases is recognized using the effective interest method based on the discount rate determined at lease commencement.

The following table presents the components of lease expense for fiscal 2024 and 2023 (in thousands):

	Year ended October 31,	
	2024	2023
Operating Leases:		
Operating lease expense	$32,655	$24,192
Variable lease expense	5,574	4,047
Total operating lease expense [1]	$38,229	$28,239
Finance Leases:		
Amortization of finance lease ROU assets	$4,804	$3,026
Interest on finance lease liabilities	1,660	1,211
Variable lease expense	839	617
Total finance lease expense	$7,303	$4,854

[1] Excludes short-term lease expense, which is not material.

The following table presents a maturity analysis of the Company's lease liabilities as of October 31, 2024 for the next five fiscal years and thereafter (in thousands):

	Operating Leases	Finance Leases
Year ending October 31,		
2025	$31,153	$5,497
2026	28,645	4,857
2027	25,006	4,760
2028	19,246	4,338
2029	14,843	3,786
Thereafter	54,521	8,253
Total minimum lease payments	173,414	31,491
Less: imputed interest	(36,534)	(5,631)
Present value of minimum lease payments	$136,880	$25,860

The Company does not have any material leases that have been signed but have yet to commence as of October 31, 2024.

The following table presents the weighted average remaining lease term and discount rate of the Company's leases:

	Operating Leases As of October 31,		Finance Leases As of October 31,	
	2024	2023	2024	2023
Weighted average remaining lease term (years)	7.2	7.1	6.7	7.5
Weighted average discount rate	6.7%	6.2%	6.2%	6.1%

The following table presents supplemental disclosures of cash flow information associated with the Company's leases for fiscal 2024 and 2023 (in thousands):

	Operating Leases As of October 31,		Finance Leases As of October 31,	
	2024	2023	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows	$31,045	$22,058	$1,660	$1,211
Financing cash flows	—	—	3,948	2,663
Right-of-use assets obtained in exchange for new lease liabilities, net of terminations	33,232	26,271	1,037	5

10. SHAREHOLDERS' EQUITY

Common Stock and Class A Common Stock

The Company has two classes of common stock that are virtually identical in all economic respects except voting rights. Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's common stock are entitled to receive dividends and other distributions payable in cash, property, stock or otherwise, when and if declared by the Board of Directors. In the event of liquidation, after payment of debts and other liabilities of the Company, the remaining assets of the Company will be distributable ratably among the holders of both classes of common stock.

Share Repurchases

In 1990, the Company's Board of Directors authorized a share repurchase program, which allows the Company to repurchase shares of Company common stock in the open market or in privately negotiated transactions at the Company's discretion, subject to certain restrictions included in the Company's revolving credit agreement. As of October 31, 2024, the maximum number of shares that may yet be purchased under this program was 4,886,353 of either or both of the Company's Class A Common Stock and the Company's Common Stock. The repurchase program does not have a fixed termination date. During fiscal 2024, 2023 and 2022, the Company did not repurchase any shares of Company common stock under this program.

During fiscal 2024, the Company redeemed an aggregate 68,494 shares and 62,215 shares of Common Stock and Class A Common Stock, respectively, at a total cost of $18.2 million and $11.8 million, respectively. During fiscal 2023, the Company redeemed an aggregate 61,658 shares and 33,992 shares of Common Stock and Class A Common Stock, respectively, at a total cost of $10.4 million and $4.4 million, respectively. During fiscal 2022, the Company redeemed an aggregate 87,593 shares and 104,867 shares of Common Stock and Class A Common Stock, respectively, at a total cost of $12.7 million and $13.3 million, respectively. The shares redeemed represent shares tendered as payments to satisfy employee withholding taxes due upon exercises of stock option awards. The shares redeemed in fiscal 2024, 2023 and 2022 did not impact the number of shares authorized for future purchase under the Company's share repurchase program and are reflected as redemptions of common stock related to stock option exercises in the Company's Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows.

Issuance of Common Stock for Acquisitions

On August 4, 2023, the Company acquired Wencor. The purchase price of this acquisition consisted of a combination of cash and 1,137,628 shares of HEICO Class A Common Stock. 1,054,606 shares of HEICO Class A Common Stock issued in connection with this acquisition were registered for resale pursuant to a Registration Statement on Form S-3 declared effective on August 4, 2023. See Note 2, Acquisitions, for additional information.

In August 2022, the Company acquired 100% of the stock of Sensor. The purchase price of this acquisition was paid for with a proportional combination of cash using proceeds from the Company's revolving credit facility and 576,338 shares of HEICO Class A Common Stock. The shares of Class A Common Stock issued in connection with this acquisition were registered for resale pursuant to a Registration Statement on Form S-3 declared effective on August 31, 2022. See Note 2, Acquisitions, for additional information.

11. SHARE-BASED COMPENSATION

The Company currently has one stock option plan, the HEICO Corporation 2018 Incentive Compensation Plan ("2018 Plan"), which enables the Company to grant various forms of share-based compensation awards including stock options, restricted stock, restricted stock awards and stock appreciation rights. The 2018 Plan became effective in fiscal 2018 and replaced the Company's 2012 Incentive Compensation Plan ("2012 Plan"). Options outstanding under the Company's 2012 Plan and Non-Qualified Stock Option Plan may be exercised pursuant to their terms. The total number of shares approved by the shareholders of the Company for the 2018 Plan is 5.0 million plus any options outstanding under the 2012 Plan as of the 2018 Plan's effective date that are subsequently forfeited or expire. A total of 5.7 million shares of the Company's common stock are reserved for issuance to employees, directors, officers and consultants as of October 31, 2024, including 3.4 million shares currently under option and approximately 2.3 million shares available for future grants.

Stock options granted pursuant to the 2018 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion. The exercise price per share of a stock option granted under the 2018 Plan may not be less than the fair market value of the designated class of Company common stock as of the date of grant and stock option grants vest ratably over a period specified as of the date of grant (generally five years) and expire ten years after the date of grant. Options issued under the 2018 Plan may be designated as incentive stock options or non-qualified stock options, but only employees are eligible to receive incentive stock options and no incentive stock options were outstanding as of October 31, 2024. The 2018 Plan will terminate no later than the tenth anniversary of its effective date.

Information concerning share-based activity for each of the last three fiscal years ended October 31 is as follows (in thousands, except per share data):

| | Shares Available For Grant | Shares Under Option | |
		Shares	Weighted Average Exercise Price
Outstanding as of October 31, 2021	3,374	4,341	$52.16
Granted	(56)	56	$120.76
Exercised	—	(762)	$22.40
Cancelled	6	(6)	$67.98
Outstanding as of October 31, 2022	3,324	3,629	$59.44
Granted	(969)	969	$144.72
Exercised	—	(537)	$29.23
Cancelled	7	(7)	$111.41
Outstanding as of October 31, 2023	2,362	4,054	$83.74
Granted	(65)	65	$158.68
Exercised	—	(672)	$27.16
Cancelled	12	(12)	$114.70
Outstanding as of October 31, 2024	2,309	3,435	$96.14

Information concerning stock options outstanding (all of which are vested or expected to vest) and stock options exercisable by class of common stock as of October 31, 2024 is as follows (in thousands, except per share and contractual life data):

| | Options Outstanding | | | |
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	1,369	$100.21	5.2	$198,153
Class A Common Stock	2,066	$93.44	5.7	203,663
	3,435	$96.14	5.5	$401,816

| | Options Exercisable | | | |
	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	963	$76.58	3.9	$162,143
Class A Common Stock	1,323	$72.21	4.3	158,441
	2,286	$74.05	4.2	$320,584

Information concerning stock options exercised is as follows (in thousands):

	Year ended October 31,		
	2024	**2023**	**2022**
Cash proceeds from stock option exercises	$7,951	$6,713	$2,352
Tax benefit realized from stock option exercises	13,558	6,101	17,752
Intrinsic value of stock option exercises	121,532	63,710	86,015

Net income from consolidated operations for the fiscal years ended October 31, 2024, 2023 and 2022 includes compensation expense of $18.8 million, $15.5 million and $12.6 million, respectively, and an income tax benefit of $2.4 million, $2.0 million and $1.7 million, respectively, related to the Company's stock options. Substantially all of the stock option compensation expense was recorded as a component of SG&A expenses in the Company's Consolidated Statements of Operations. As of October 31, 2024, there was $55.2 million of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 3.2 years. The total fair value of stock options that vested in fiscal 2024, 2023 and 2022 was $20.1 million, $11.1 million and $14.3 million, respectively. If there were a change in control of the Company, all of the unvested options outstanding as of October 31, 2024 would become immediately exercisable.

The fair value of each stock option grant in fiscal 2024, 2023 and 2022 was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2024	2023		2022
	Class A Common Stock	**Common Stock**	**Class A Common Stock**	**Class A Common Stock**
Expected stock price volatility	32.65%	31.48%	33.59%	32.61%
Risk-free interest rate	4.20%	3.63%	3.64%	1.72%
Dividend yield	.16%	.15%	.17%	.18%
Forfeiture rate	.00%	.00%	.00%	.00%
Expected option life (years)	6	8	6	6
Weighted average fair value	$63.15	$69.57	$50.90	$41.00

12. EMPLOYEE RETIREMENT PLANS

The HEICO Savings and Investment Plan (the "401(k) Plan") is a qualified defined contribution retirement plan under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The 401(k) Plan also provides that the Company may make additional Employer Contributions. Employer Contributions may be contributed in the form of the Company's common stock or cash, as determined by the Company. Employer Contributions awarded in the form of Company common stock are valued based on the fair value of the underlying shares as of the effective date of contribution. Employer Contributions may be diversified by a participant into any of the participant-directed investment options of the 401(k) Plan; however, Employee Contributions may not be invested in Company common stock. Unless specified otherwise, all capitalized terms herein are defined in the 401(k) Plan document.

Participants receive 100% vesting in Employee Contributions and on cash dividends received on Company common stock. Vesting in Employer Contributions is based on a participant's number of Years of Service. Employer Contributions to the 401(k) Plan charged to income in fiscal 2024, 2023 and 2022 totaled $17.6 million, $15.3 million and $12.2 million, respectively, and were made through the issuance of new shares of Company common stock and the use of forfeited shares within the 401(k) Plan.

Information concerning share-based activity pertaining to the 401(k) Plan for each of the last three fiscal years ended October 31 is as follows (in thousands):

	Common Stock	Class A Common Stock
Shares available for issuance as of October 31, 2021	188	188
Issuance of common stock to the 401(k) Plan	(43)	(43)
Shares available for issuance as of October 31, 2022	145	145
Issuance of common stock to the 401(k) Plan	(48)	(48)
Shares available for issuance as of October 31, 2023	97	97
Issuance of common stock to the 401(k) Plan	(46)	(46)
Shares available for issuance as of October 31, 2024	51	51

13. REDEEMABLE NONCONTROLLING INTERESTS

The holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing the Company to purchase their equity interests through fiscal 2032. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for their equity interests (the "Redemption Amount") be at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Redemption Amounts were determined using probability-adjusted internal estimates of future subsidiary earnings while considering the earliest exercise date, the measurement period and any applicable fair value adjustments. Management's estimate of the aggregate Redemption Amount of all Put Rights that the Company could be required to pay is as follows (in thousands):

	As of October 31,	
	2024	**2023**
Redeemable at fair value	$306,143	$308,472
Redeemable based on a multiple of future earnings	60,013	56,335
Redeemable noncontrolling interests	$366,156	$364,807

A summary of the Put Rights associated with the redeemable noncontrolling interests in certain of the Company's subsidiaries as of October 31, 2024 is as follows:

Subsidiary Acquisition Year	Operating Segment	Company Ownership Interest	Earliest Put Right Year	Purchase Period (Years)
2005	ETG	95.9%	2025 [1]	1 [3]
2006	FSG	80.1%	2025 [1]	4
2008	FSG	90.0%	2025 [1]	4
2009	ETG	82.5%	2025 [1]	1
2012	FSG	84.0%	2025 [1]	4
2012	FSG	80.1%	2027	4 [4]
2015	FSG	82.0%	2025 [1]	3 [5]
2015	FSG	80.1%	2025 [1]	4
2015	FSG	90.1%	2025 [2]	4
2015	ETG	80.1%	2025 [1]	2
2018	ETG	85.0%	2025 [1]	1
2018	FSG	90.0%	2027	4
2019	ETG	92.7%	2025 [1]	4
2019	ETG	88.8%	2025 [2]	4
2019	FSG	80.1%	2026	4
2019	ETG	75.0%	2025 [1]	4 [6]
2020	ETG	80.1%	2025	4
2020	ETG	75.0%	2025 [1]	4 [6]
2020	ETG	90.0%	2025	4
2021	FSG	80.1%	2026	4
2021	FSG	89.0%	2028	4
2021	ETG	80.1%	2025 [1]	3 [7]
2022	FSG	74.0%	2029	4
2022	FSG	96.0%	2029	4
2022	ETG	80.4%	2027	4
2023	ETG	90.0%	2025	1
2023	ETG	90.7%	2028	1
2024	ETG	92.5%	2029	4
2024	ETG	87.9%	2028	1 [8]

[1] Currently puttable.

[2] Put Right previously exercised.

(3) The Put Right for a 2.6% noncontrolling interest is to be purchased in a lump sum and the Put Right for the remaining 1.5% interest is to be purchased over a four-year period.

(4) The Put Rights for a 10% noncontrolling interest and the remaining 9.9% interest may be exercised beginning in fiscal 2027 and 2029, respectively, with each purchase over a four-year period.

(5) The Put Right for a 15% noncontrolling interest may be exercised in 5% increments annually and the first increment is currently puttable. The Put Right for the remaining 3% noncontrolling interest may be exercised in one-fifth increments beginning in fiscal 2028.

(6) The exercise of a Put Right for either entity will automatically trigger a Put Right exercise for the other entity. The Put Rights for a 10% noncontrolling interest are currently puttable and the remaining 15% interest may be exercised beginning in 2025, with each purchase over a four-year period.

(7) The Put Rights for an aggregate 13.5% noncontrolling interest is currently puttable with the purchase over a three-year period. The Put Right for the remaining 6.4% noncontrolling interest may be exercised beginning in fiscal 2028 with the purchase over a four-year period.

(8) The Put Right for a 7.2% noncontrolling interest is to be purchased in a lump sum and the Put Right for the remaining 4.9% interest is to be purchased over a two-year period.

The estimated aggregate Redemption Amount of the Put Rights that are currently puttable, previously put, or becoming puttable during fiscal 2025 is approximately $194.2 million, of which approximately $91.0 million would be payable in fiscal 2025 should all of the eligible associated noncontrolling interest holders elect to exercise their Put Rights during fiscal 2025. Additionally, the Company has call rights to purchase the equity interests of the noncontrolling holders over the same purchase period as the Put Rights.

As discussed in Note 2, Acquisitions, the Company, through HEICO Electronic, acquired 93.69% of the common stock of Exxelia in January 2023. During fiscal 2023 and 2024, a few nominal transactions between the Company and certain existing noncontrolling interest holders and members of Exxelia's management team resulted in a net decrease in the Company's ownership interest in the subsidiary to 90.69%.

During fiscal 2022, the holder of a 19.9% noncontrolling equity interest in a subsidiary of the FSG that was acquired in fiscal 2017 exercised their option to cause the Company to purchase one-half of the noncontrolling interest in fiscal 2022 and the remaining one-half in fiscal 2024. Accordingly, the Company acquired an additional 9.95% equity interest in May 2022 and the remaining 9.95% equity interest in May 2024.

During fiscal 2024, the holders of a 15% noncontrolling equity interest in a subsidiary of the ETG that was acquired in fiscal 2019 exercised their option to cause the Company to purchase their noncontrolling interest over a four-year period ending in fiscal 2027. Accordingly, the Company acquired one-fourth of such interest in March 2024, which increased the Company's ownership interest in the subsidiary to 88.75%.

During fiscal 2022, the holder of a 19.9% noncontrolling equity interest in a subsidiary of the FSG that was acquired in fiscal 2015 exercised their option to cause the Company to purchase their noncontrolling interest over a four-year period ending in fiscal 2026.

Accordingly, the Company acquired one-fourth of such interest in December 2022 and December 2023, which increased the Company's ownership interest in the subsidiary to 90.05%.

During fiscal 2022, the Company sold 10% of the membership interests of a subsidiary of the FSG that was acquired in fiscal 2018, which decreased the Company's ownership interest in the subsidiary to 90%. As part of the operating agreement, the noncontrolling interest holder has the right to cause the Company to purchase its membership interest over a four-year period beginning in fiscal 2027, or sooner under certain conditions, and the Company has the right to purchase the same membership interest over the same period.

The $26.6 million, $2.7 million and $8.7 million aggregate Redemption Amounts for the redeemable noncontrolling interests acquired in fiscal 2024, 2023 and 2022, respectively, were paid using cash provided by operating activities.

14. NET INCOME PER SHARE ATTRIBUTABLE TO HEICO SHAREHOLDERS

The computation of basic and diluted net income per share attributable to HEICO shareholders is as follows (in thousands, except per share data):

	Year ended October 31,		
	2024	2023	2022
Numerator:			
Net income attributable to HEICO	$514,109	$403,596	$351,675
Denominator:			
Weighted average common shares outstanding - basic	138,455	137,185	136,010
Effect of dilutive stock options	1,743	1,720	2,027
Weighted average common shares outstanding - diluted	140,198	138,905	138,037
Net income per share attributable to HEICO shareholders:			
Basic	$3.71	$2.94	$2.59
Diluted	$3.67	$2.91	$2.55
Anti-dilutive stock options excluded	707	1,281	749

15. OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG"), consisting of HEICO Aerospace and HFSC and their collective subsidiaries; and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Company's operating segment reporting structure is consistent with how management reviews the business, makes investing and resource decisions and assesses operating performance. Additionally, characteristics such as similarity of products, customers, economic characteristics and various other factors are considered when identifying the Company's operating segments.

The FSG designs and manufactures jet engine and aircraft component replacement parts, which are approved by the FAA. In addition, the FSG repairs, overhauls and distributes jet engine and aircraft components, avionics and instruments for domestic and foreign commercial air carriers and aircraft repair companies as well as military and business aircraft operators. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the U.S government. Additionally, the FSG is a leading supplier, distributor, and integrator of military aircraft parts and support services primarily to the U.S. Department of Defense, defense prime contractors, and foreign military organizations allied with the U.S. Further, the FSG is a leading manufacturer of advanced niche components and complex composite assemblies for commercial aviation, defense and space applications. The FSG also engineers, designs and manufactures thermal insulation blankets and parts as well as removable/reusable insulation systems for aerospace, defense, commercial and industrial applications; manufactures expanded foil mesh for lightning strike protection in fixed and rotary wing aircraft; distributes aviation electrical interconnect products and electromechanical parts; overhauls industrial pumps, motors, and other hydraulic units with a focus on the support of legacy systems for the U.S. Navy; performs tight-tolerance machining, brazing, fabricating and welding services for aerospace, defense and other industrial applications; and designs, manufactures and distributes emergency descent devices ("EDDs") and personnel and cargo parachute products.

The ETG collectively designs, manufactures and sells various types of electronic, data and microwave, and electro-optical products, including infrared simulation and test equipment, laser rangefinder receivers, electrical power supplies, back-up power supplies, power conversion products, underwater locator beacons, emergency locator transmission beacons, flight deck annunciators, panels and indicators, electromagnetic and radio frequency interference shielding and filters, high power capacitor charging power supplies, amplifiers, traveling wave tube amplifiers, photodetectors, amplifier modules, microwave power modules, flash lamp drivers, laser diode drivers, arc lamp power supplies, custom power supply designs, cable assemblies, high voltage power supplies, high voltage interconnection devices and wire, high voltage energy generators, high frequency power delivery systems; memory products, including three-dimensional microelectronic and stacked memory, static random-access memory (SRAM) and electronically erasable programmable read-only memory (EEPROM); harsh environment electronic connectors and other interconnect products, RF and microwave amplifiers, transmitters, and receivers and integrated assemblies, sub-assemblies and components; RF sources, detectors and controllers, wireless cabin control systems, solid state power distribution and management systems, proprietary in-cabin power and entertainment components and subsystems, crashworthy and ballistically self-sealing auxiliary fuel systems, nuclear radiation detectors, communications and electronic intercept receivers and tuners, fuel level sensing systems, high-speed interface products that link devices, high performance active antenna systems and airborne antennas for commercial and military aircraft, precision guided munitions, other defense applications and commercial uses; silicone material for a variety of demanding applications; precision power analog monolithic, hybrid and open frame components; high-reliability ("Hi-Rel") ceramic-to-metal feedthroughs and connectors, technical surveillance countermeasures (TSCM) equipment to detect devices used for espionage and information theft; rugged small-form factor embedded computing solutions; custom high power filters and filter assemblies; test sockets and adapters for both engineering and production use of semiconductor devices; and radiation assurance services and products; and Hi-Rel, complex, passive electronic components and rotary joint assemblies for mostly aerospace and defense applications.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Management evaluates segment performance based on segment operating income.

Information on the Company's two operating segments, the FSG and the ETG, for each of the last three fiscal years ended October 31 is as follows (in thousands):

	Segment		Other, Primarily Corporate and Intersegment [1]	Consolidated Totals
	FSG	ETG		
Year ended October 31, 2024:				
Net sales	$2,639,354	$1,263,626	($45,311)	$3,857,669
Depreciation	25,153	22,731	1,244	49,128
Amortization	73,640	50,994	1,569	126,203
Operating income	593,074	288,193	(56,812)	824,455
Capital expenditures	27,498	29,864	899	58,261
Year ended October 31, 2023:				
Net sales	$1,770,185	$1,225,222	($27,302)	$2,968,105
Depreciation	18,699	20,478	1,101	40,278
Amortization	36,957	51,296	1,512	89,765
Operating income	387,297	285,053	(47,011)	625,339
Capital expenditures	22,775	26,493	166	49,434
Year ended October 31, 2022:				
Net sales	$1,255,212	$972,475	($19,365)	$2,208,322
Depreciation	15,656	13,602	999	30,257
Amortization	24,268	40,690	1,118	66,076
Operating income	267,167	269,473	(39,796)	496,844
Capital expenditures	15,588	15,530	864	31,982

[1] Intersegment activity principally consists of net sales from the ETG to the FSG.

Total assets by operating segment are as follows (in thousands):

	Segment		Other, Primarily Corporate	Consolidated Totals
As of October 31,	FSG	ETG		
2024	$4,264,360	$2,981,326	$347,136	$7,592,822
2023	4,006,748	2,915,300	273,015	7,195,063

Major Customer and Geographic Information

The Company markets its products and services in approximately 135 countries. The following table summarizes the Company's net sales to customers located in the United States and to those in other countries for each of the last three fiscal years ended October 31 (in thousands). Net sales are attributed to countries based on the location of the customer. Net sales to any one customer or originating from any one foreign country did not account for 10% or more of the Company's consolidated net sales during any of the last three fiscal years. The following table also summarizes the Company's long-lived assets held within and outside of the United States as of October 31 for each of the last three fiscal years (in thousands). Long-lived assets consist of net property, plant and equipment and operating lease ROU assets.

	2024	2023	2022
Net sales:			
United States of America	$2,420,892	$1,963,451	$1,443,581
Other countries	1,436,777	1,004,654	764,741
Total net sales	$3,857,669	$2,968,105	$2,208,322
Long-lived assets:			
United States of America	$357,303	$349,085	$271,477
Other countries [1]	113,567	94,136	44,154
Total long-lived assets	$470,870	$443,221	$315,631

[1] As a result of our acquisition of Exxelia in fiscal 2023 and ongoing investments in our French operations, France was the only foreign country where long-lived assets exceeded 10% of the Company's total long-lived assets. Long-lived assets held in France totaled $54.2 million and $53.3 million as of October 31, 2024 and 2023, respectively.

16. COMMITMENTS AND CONTINGENCIES

Guarantees

As of October 31, 2024, the Company has arranged for standby letters of credit aggregating $10.2 million, which are supported by its revolving credit facility and principally pertain to performance guarantees related to customer contracts entered into by certain of the Company's subsidiaries as well as payment guarantees related to potential workers' compensation claims.

Product Warranty

Changes in the Company's product warranty liability in fiscal 2024 and 2023 are as follows (in thousands):

	Year ended October 31,	
	2024	**2023**
Balances as of beginning of year	$3,847	$3,296
Accruals for warranties	2,711	2,565
Acquired warranty liabilities	244	498
Warranty claims settled	(2,766)	(2,512)
Balance as of end of year	$4,036	$3,847

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

17. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The following table presents supplemental disclosures of cash flow information and non-cash investing activities for fiscal 2024, 2023 and 2022 (in thousands):

	Year ended October 31,		
	2024	**2023**	**2022**
Cash paid for income taxes	$114,851	$138,667	$80,995
Cash received from income tax refunds	(1,475)	(3,846)	(2,522)
Cash paid for interest	148,899	54,143	6,037
Contingent consideration	—	17,018	29,732
Additional purchase consideration	5,028	(121)	5,758
Issuance of common stock for an acquisition	—	(161,373)	(75,005)

See Note 9, Leases, for additional information regarding supplemental disclosures of cash flow information.

18. SUBSEQUENT EVENT

In November 2024, the Company, through HEICO Electronic, acquired 70% of the stock of SVM Private Limited ("SVM"). SVM designs and manufactures high-performance electronic passive components and subsystems, including critical magnetic components and busbars, that serve the healthcare and industrial end-markets. The remaining 30% interest continues to be owned by certain members of SVM's management team. The purchase price of this acquisition was paid in cash using cash provided by operating activities and is not material or significant to the Company's consolidated financial statements.

Item 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A.   *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and its Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, the Company's Chief Executive Officer and its Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this annual report.

Management's Annual Report on Internal Control Over Financial Reporting

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*. Based on its assessment, management concluded that the Company's internal control over financial reporting is effective as of October 31, 2024.

As permitted by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition and management elected to exclude Mid Continent Controls, Inc., Marway Power Solutions, Inc., and Capewell Aerial Systems (collectively, the "Excluded Acquisitions") from its assessment of internal control over financial reporting as of October 31, 2024. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for additional information. The aggregate assets (excluding goodwill and intangible assets, net) and net sales of the Excluded Acquisitions constitute .4% and .2% of the Company's consolidated total assets and net sales as of and for the year ended October 31, 2024, respectively.

Deloitte & Touche LLP, an independent registered public accounting firm, audited the Company's consolidated financial statements and financial statement schedule included in this Annual Report on Form 10-K for the year ended October 31, 2024. A copy of their report is included in Item 8, *Financial Statements and Supplementary Data,* of this Annual Report on Form 10-K. Deloitte & Touche LLP has issued their attestation report on management's internal control over financial reporting, which is set forth below.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the fourth quarter ended October 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As described in *Management's Annual Report on Internal Control Over Financial Reporting,* the Company made several acquisitions during fiscal 2024 and is in the process of integrating each one into its overall internal control over financial reporting process.

Attestation Report of the Company's Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended October 31, 2024, of the Company and our report dated December 19, 2024, expressed an unqualified opinion on those financial statements and financial statement schedule.

As described in *Management's Annual Report on Internal Control Over Financial Reporting*, management excluded from its assessment the internal control over financial reporting at Mid Continent Controls, Inc., Marway Power Solutions, Inc., and Capewell Aerial Systems (collectively, the "Excluded Acquisitions") which were acquired during the year ended October 31, 2024, and whose financial statements (excluding goodwill and intangible assets, net) constitute .4% of total assets and .2% of net sales of the Company's consolidated financial statement amounts as of and for the year ended October 31, 2024, respectively. Accordingly, our audit did not include the internal control over financial reporting of the Excluded Acquisitions.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
December 19, 2024

Item 9B. *OTHER INFORMATION*

None of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-rule 10b5-1 trading arrangement," as each item is defined in Item 408(a) of Regulation S-K, during the fourth quarter ended October 31, 2024.

Item 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information concerning the members of the Board of Directors of the Company, including the Finance/Audit Committee of the Board of Directors, the independence of its members and the "audit committee financial expert" as defined by the Securities and Exchange Commission ("SEC"), as well as information concerning other corporate governance matters and compliance with Section 16(a) of the Securities Exchange Act of 1934 is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Information concerning the Executive Officers of the Company is set forth in Item 1 of Part I hereof under the caption "Information About Our Executive Officers."

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is located on the Company's Internet website at https://www.heico.com. Any amendments to or waivers from a provision of this code of ethics will be posted on the Company's website.

Item 11. *EXECUTIVE COMPENSATION*

Information concerning executive compensation required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information concerning security ownership of certain beneficial owners and management and related stockholder matters required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of October 31, 2024 (in thousands, except per share data):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) [2]
Equity compensation plans approved by security holders [1]	3,435	$96.14	2,309
Equity compensation plans not approved by security holders	—	—	—
Total	3,435	$96.14	2,309

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(1) Represents aggregated information pertaining to our three equity compensation plans: the HEICO Corporation 2018 Incentive Compensation Plan, the 2012 Incentive Compensation Plan and the Non-Qualified Stock Option Plan. See Note 11, Share-Based Compensation, of the Notes to Consolidated Financial Statements for further information regarding these plans.

(2) Shares are available for future grant in column (c) solely under the HEICO Corporation 2018 Incentive Compensation Plan, under a formula that counts one share against the available share reserve for each one share subject to a stock option or stock appreciation right, and counts 2.5 shares against the available share reserve for each one share subject to a restricted stock award, a restricted stock unit award, a free-standing dividend equivalent award, or any other stock-based award or a performance award denominated in shares. Additionally, the remaining number of securities available for future issuance may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information concerning certain relationships and related transactions and director independence required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information concerning fees and services by the principal accountant required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2024.


PART IV


Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1)   Financial Statements

The following consolidated financial statements of the Company and subsidiaries and report of independent registered public accounting firm are included in Part II, Item 8:

	Page
Report of Independent Registered Public Accounting Firm	52
Consolidated Balance Sheets as of October 31, 2024 and 2023	55
Consolidated Statements of Operations for the years ended October 31, 2024, 2023 and 2022	56
Consolidated Statements of Comprehensive Income for the years ended October 31, 2024, 2023 and 2022	57
Consolidated Statements of Shareholders' Equity for the years ended October 31, 2024, 2023 and 2022	58
Consolidated Statements of Cash Flows for the years ended October 31, 2024, 2023 and 2022	60
Notes to Consolidated Financial Statements	61

(a)(2)   Financial Statement Schedules

The following financial statement schedule of the Company and subsidiaries is included herein:

Schedule II – Valuation and Qualifying Accounts   124

All other schedules have been omitted because the required information is not applicable or the information is included in the consolidated financial statements or notes thereto presented in Part II, Item 8.

(a)(3) Exhibits

Exhibit	Description

2.1 — Amended and Restated Agreement of Merger and Plan of Reorganization, dated as of March 22, 1993, by and among HEICO Corporation, HEICO Industries, Corp. and New HEICO, Inc. is incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-57624) Amendment No. 1 filed on March 19, 1993. *

2.2 — Agreement and Plan of Merger by and among HEICO Corporation, Magnolia MergeCo Inc., Jazz Parent, Inc. and Jazz Topco GP LLC, is incorporated by reference to Exhibit 2.1 to the Form 8-K filed on May 18, 2023. *

3.1 — Articles of Incorporation of the Registrant are incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (Registration No. 33-57624) Amendment No. 1 filed on March 19, 1993. *

3.2 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated April 27, 1993, are incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-B dated April 29, 1993. *

3.3 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated November 3, 1993, are incorporated by reference to Exhibit 3.3 to the Form 10-K for the year ended October 31, 1993. *

3.4 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated March 19, 1998, are incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-3 (Registration No. 333-48439) filed on March 23, 1998. *

3.5 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated as of November 2, 2003, are incorporated by reference to Exhibit 3.5 to the Form 10-K for the year ended October 31, 2003. *

3.6 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated March 26, 2012, are incorporated by reference to Exhibit 3.1 to the Form 8-K filed on March 29, 2012. *

3.7 — Articles of Amendment of the Articles of Incorporation of the Registrant, dated March 16, 2018, are incorporated by reference to Exhibit 3.1 to the Form 8-K filed on March 20, 2018. *

3.8 — Amended and Restated Bylaws of the Registrant, effective as of September 22, 2014, are incorporated by reference to Exhibit 3.1 to the Form 8-K filed on September 25, 2014. *

4.1 — Description of HEICO Corporation Capital Stock is incorporated by reference to Exhibit 4.1 to the Form 10-K for the year ended October 31, 2019. *

4.2 — Indenture, dated July 27, 2023, between HEICO Corporation and certain of its subsidiaries and Truist Bank, as trustee, is incorporated by reference to Exhibit 4.1 to the Form 8-K filed on July 27, 2023. *

Exhibit	Description

4.3 — First Supplemental Indenture, dated July 27, 2023, between HEICO Corporation and certain of its subsidiaries and Truist Bank, as trustee, is incorporated by reference to Exhibit 4.2 to the Form 8-K filed on July 27, 2023. *

4.4 — Form of 5.250% Notes due 2028 (form included as Exhibit A to the First Supplemental Indenture filed therein as Exhibit 4.2) is incorporated by reference to Exhibit 4.3 to the Form 8-K filed on July 27, 2023. *

4.5 — Form of 5.350% Notes due 2033 (form included as Exhibit B to the First Supplemental Indenture filed therein as Exhibit 4.2) is incorporated by reference to Exhibit 4.4 to the Form 8-K filed on July 27, 2023. *

10.1# — HEICO Savings and Investment Plan, as amended and restated effective as of January 1, 2024 is incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarterly period ended April 30, 2024. *

10.2# — Non-Qualified Stock Option Agreement for Directors, Officers and Employees is incorporated by reference to Exhibit 10.8 to the Form 10-K for the year ended October 31, 1985. *

10.3# — HEICO Corporation 2012 Incentive Compensation Plan is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 29, 2012. *

10.4# — HEICO Corporation 2018 Incentive Compensation Plan is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 20, 2018. *

10.5# — HEICO Corporation Directors' Retirement Plan, as amended, dated as of May 31, 1991, is incorporated by reference to Exhibit 10.19 to the Form 10-K for the year ended October 31, 1992. *

10.6# — HEICO Corporation Leadership Compensation Plan, effective October 1, 2006, as Re-Amended and Restated effective January 1, 2017, is incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended October 31, 2016. *

10.7# — First Amendment to the HEICO Leadership Compensation Plan, as Re-Amended and Restated effective January 1, 2017 is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 24, 2021. *

10.8# — Employment Agreement and Non-Competition and Non-Solicitation Agreement, effective June 1, 2012, by and between HEICO Corporation and Carlos Macau is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on June 1, 2012. *

10.9 — Shareholders Agreement, dated October 30, 1997, by and between HEICO Aerospace Holdings Corp., HEICO Aerospace Corporation and all of the shareholders of HEICO Aerospace Holdings Corp. and Lufthansa Technik AG is incorporated by reference to Exhibit 10.32 to the Form 10-K/A for the year ended October 31, 1997. *

Exhibit		Description

10.10 — Revolving Credit Agreement, dated as of November 6, 2017, among HEICO Corporation, as Borrower, the Lenders from time to time party hereto, SunTrust Bank, as Administrative Agent, L/C Issuer and Swingline Lender; Wells Fargo Bank, National Association and Bank of America, N.A., as Co-Syndication Agents; and PNC Bank, National Association, Branch Banking and Trust Company, Capital One, National Association, Fifth Third Bank, JPMorgan Chase Bank, N.A., TD Bank N.A. and U.S. Bank National Association, as Co-Documentation Agents, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 8, 2017. *

10.11 — First Amendment to Revolving Credit Agreement, effective as of December 11, 2020, among HEICO Corporation, as Borrower, the Lenders from time to time party thereto and Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on December 14, 2020. *

10.12 — Second Amendment to Revolving Credit Agreement, effective as of April 7, 2022, among HEICO Corporation, as Borrower, the Lenders from time to time party thereto and Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 14, 2022. *

10.13 — Third Amendment to Revolving Credit Agreement, effective as of July 14, 2023, among HEICO Corporation, as Borrower, the Lenders from time to time party thereto and Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on July 17, 2023. *

10.14 — Stock Purchase Agreement Between and Among HEICO Electronic Technologies Corp., AeroAntenna Technology, Inc., Yosef (Joseph) Klein, Carmela Klein, Carmela Klein, Trustee of the Carmela Klein Exempt Trust under the Yosef Klein 2008 Irrevocable Delaware Trust, dated September 5, 2008 and Yosef Klein, Trustee of the Carmela Klein 2010 Irrevocable Delaware Trust, dated April 1, 2010; dated as of August 17, 2017, is incorporated by reference to Exhibit 2.1 to the Form 10-Q for the quarterly period ended July 31, 2017. *

10.15 — Put Option Agreement, dated July 26, 2022, by and among HEICO Electronic Technologies Corp., EGEE International 2 SA, Faraday Management 1, Faraday Management 2 and Mr. Paul Maisonner, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on July 29, 2022. *

10.16 — Securities Purchase Agreement, dated August 5, 2022, by and between HEICO Electronic Technologies Corporation, HEICO Corporation on the one hand and the Sellers Identified Herein on the other hand, with respect to Exxelia International, Faraday Management 1 and Faraday Management 2, is incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 9, 2022. *

19 — HEICO Corporation Insider Trading Policy. **

21 — Subsidiaries of HEICO Corporation. **

22 — Subsidiary Guarantors and Issuers of Guaranteed Securities. **

Exhibit	Description
23	— Consent of Independent Registered Public Accounting Firm. **
31.1	— Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer. **
31.2	— Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer. **
32.1	— Section 1350 Certification of Chief Executive Officer. ***
32.2	— Section 1350 Certification of Chief Financial Officer. ***
97	— HEICO Corporation Clawback Policy is incorporated by reference to Exhibit 97 to the Form 10-K for the year ended October 31, 2023. *
101.INS	— Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document. **
101.SCH	— Inline XBRL Taxonomy Extension Schema Document. **
101.CAL	— Inline XBRL Taxonomy Extension Calculation Linkbase Document. **
101.DEF	— Inline XBRL Taxonomy Extension Definition Linkbase Document. **
101.LAB	— Inline XBRL Taxonomy Extension Labels Linkbase Document. **
101.PRE	— Inline XBRL Taxonomy Extension Presentation Linkbase Document. **
104	— Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101). **

\#   Management contract or compensatory plan or arrangement required to be filed as an exhibit.

*   Previously filed.

**   Filed herewith.

***   Furnished herewith.

Item 16. *FORM 10-K SUMMARY*

None

HEICO CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	Year ended October 31,		
	2024	**2023**	**2022**
Allowance for doubtful accounts (in thousands):			
Allowance as of beginning of year	$12,621	$8,333	$10,874
Deductions charged to costs and expenses	(184)	(50)	(1,070)
Additions charged to other accounts	51	7,729 [a]	476 [a]
Deductions [b]	(694)	(3,391)	(1,947)
Allowance as of end of year	$11,794	$12,621	$8,333

(a) Principally additions from acquisitions and foreign currency translation adjustments.

(b) Principally write-offs of uncollectible accounts receivables.

	Year ended October 31,		
	2024	**2023**	**2022**
Inventory valuation reserves (in thousands):			
Reserves as of beginning of year	$258,931	$154,995	$142,593
Additions charged to costs and expenses	34,432	11,499	13,980
(Deductions) Additions charged to other accounts	(4,027)	95,596 [a]	275 [a]
Deductions [b]	(8,385)	(3,159)	(1,853)
Reserves as of end of year	$280,951	$258,931	$154,995

(a) Principally additions from acquisitions and foreign currency translation adjustments.

(b) Principally write-offs of slow-moving, obsolete or damaged inventory.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEICO CORPORATION

Date: December 19, 2024

By: /s/ CARLOS L. MACAU, JR.

Carlos L. Macau, Jr.
Executive Vice President - Chief
Financial Officer and Treasurer
(Principal Financial Officer)

By: /s/ STEVEN M. WALKER

Steven M. Walker
Chief Accounting Officer
and Assistant Treasurer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position(s)	Date
/s/ LAURANS A. MENDELSON Laurans A. Mendelson	Chairman of the Board; Chief Executive Officer; and Director (Principal Executive Officer)	December 19, 2024
/s/ THOMAS M. CULLIGAN Thomas M. Culligan	Director	December 19, 2024
/s/ CAROL F. FINE Carol F. Fine	Director	December 19, 2024
/s/ ADOLFO HENRIQUES Adolfo Henriques	Director	December 19, 2024
/s/ MARK H. HILDEBRANDT Mark H. Hildebrandt	Director	December 19, 2024
/s/ ERIC A. MENDELSON Eric A. Mendelson	Co-President and Director	December 19, 2024
/s/ VICTOR H. MENDELSON Victor H. Mendelson	Co-President and Director	December 19, 2024
/s/ JULIE NEITZEL Julie Neitzel	Director	December 19, 2024
/s/ ALAN SCHRIESHEIM Alan Schriesheim	Director	December 19, 2024
/s/ FRANK J. SCHWITTER Frank J. Schwitter	Director	December 19, 2024

[This page intentionally left blank]

Exhibit 19

HEICO CORPORATION
INSIDER TRADING POLICY
Effective as of December 17, 2024

Directors, officers and employees of HEICO Corporation, and its subsidiaries (collectively, the "Company") are likely from time to time to become aware of material non-public information about the Company. In view of the legal prohibitions on trading in securities while in possession of material non-public information concerning an issuer, and the significant interest of the Company in preventing even the appearance of trading impropriety, the Company has adopted this Insider Trading Policy (this "Policy").

The general prohibitions of this Policy apply to the Company's directors, officers and employees (collectively, "Covered Individuals"), while the restrictions set forth (i) in Section 2 apply only to the Company's directors, executive officers and certain designated employees as designated from time to time by the Company and (ii) in Section 5 apply only to the Company's directors and officers (as defined in Rule 16a-1(f) of the Exchange Act (as defined below)). If you are unsure whether you are subject to the restrictions set forth in Sections 2 and 5, please contact the Chief Financial Officer or General Counsel.

1. Do Not Trade Company Securities when Aware of Material Non-Public Information

No Covered Individual may purchase or sell securities of the Company (including in connection with the exercise of stock options) when he or she is aware of material non-public information about the Company[1].

"Material" information means information relating to the Company, its business operations or securities that, if made public, would likely affect the market price of the Company's securities, or would likely be considered important by a reasonable investor in determining whether to buy, sell or hold such securities.

The information becomes "public" once it has been broadly disseminated to and digested by the public (generally by means of a Company press release). Trading while in possession of such information may only commence after the close of business on the first trading day following public disclosure of the information. For example, if the information is publicly disclosed on Monday, trading may commence after the close of business on Tuesday.

Additionally, Covered Individuals may not trade in the securities of other companies as to which they have obtained material non-public information by reason of their employment with the Company.

"Securities" mean any equity securities issued by the Company, including any subsidiary of the Company that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This restriction continues to apply to transactions in Company securities even after termination of a Covered Individual's service with the Company. If a Covered Individual possesses material, non-public information when his or her service to the Company terminates, the Covered Individual may not trade in Company securities until that information has become public or is no longer material.

2. Trading Company Securities Is Prohibited Except During a Trading Window

In view of the Company's significant interest in avoiding even the appearance of trading impropriety, Covered Individuals may purchase or sell securities of the Company only during the Company's quarterly trading window. These trading restrictions apply to all purchases or sales of Company securities, including open-market purchases and sales of the

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[1] For purposes of this Policy, purchases and sales of securities by a Covered Individual include, without limitation, any purchase or sale (i) by, for or at the direction of such Covered Individual, (ii) entered into by any person or entity directly or indirectly controlled by such Covered Individual, such as a family member who does not reside with such Covered Individual but whose transactions in securities are directed by the **Covered Individual or are subject to the Covered Individual's influence or contro**l, and (iii) by, for or at the direction of any member **of such Covered Individual's family** who resides with such Covered Individual or any person residing in the same household as such Covered Individual.

Company's common stock, as well as transactions involving derivatives of the Company's securities, including exercises of stock options. Please note, however, that it is the Covered Individual's sole responsibility to comply with all applicable securities laws. The Company does not undertake any obligation with respect to a Covered Individual's securities law compliance and the Company urges each Covered Individual to consult his or her legal counsel before engaging in transactions.

All Covered Individuals who have access to internal financial statements, or to material information concerning anticipated quarterly financials, that has not yet been made public, must not trade in the Company's common stock or stock options during the period beginning at the close of business on the last day of any fiscal quarter until the close of business on the first trading day following public disclosure of the financial results for the fiscal quarter. For example, if the Company's financial results for the fiscal quarter are publicly disclosed on Monday, trading may commence after the close of business on Tuesday. From time to time, additional trading restrictions may be imposed on Covered Individuals pending public announcement of other material events or information. Covered Individuals should contact the Chief Financial Officer or General Counsel, prior to placing any order to purchase or sell Company securities, if they are uncertain whether or not they are free to trade.

Except as set forth in Section 4 of this Policy, there are no exceptions to this Policy of restricting trading to the quarterly trading window. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances to insider trading liability.

3. Do Not Disclose Material Non-Public Information to Anyone Outside the Company for the Purpose of Trading

In addition to the trading restrictions set forth above, Covered Individuals may not disclose or "tip" material information concerning the Company to an outsider. An outsider can include friends, business associates, a spouse or other family member. Both the tipper and the tippee can be held liable under federal securities laws for violations of this kind.

4. Bona Fide Gifts

This Policy does not apply to bona fide gifts.

5. Rule 10b5-1 Plans

There is a procedure under Rule 10b5-1 adopted by the Securities and Exchange Commission (the "SEC") that allows an individual to establish an automatic trading plan (e.g., purchases or sales of stock at pre-determined prices and/or pre-determined times) that may result in trades taking place when they would otherwise not be permitted under this Policy.

Trading plans under this rule must be pre-cleared by the Chief Financial Officer or General Counsel's Office and also meet the SEC's stringent requirements and may be subject to public filing.

Any director or corporate officer who wishes to implement a trading plan must comply with the following procedures:

- Trading plans may only be entered into during a trading window, as explained in Section 2 of this Policy, and when the insider is otherwise not in possession of material non-public information regarding the Company.
- All trading plans must be pre-cleared with the Chief Financial Officer or General Counsel's Office.
- Trading may commence only upon the later of: (1) 90 days following the trading plan's adoption or modification; or (2) two business days following the disclosure in a periodic report of the Company's financial results for the fiscal quarter in which the trading plan was adopted or modified (but not to exceed 120 days following plan adoption or modification).
- Multiple, overlapping plans are not permitted, except as permitted by the federal securities laws.

6. Penalties for Violating Securities Laws or this Policy

The SEC and the Department of Justice actively enforce insider trading laws, including by actively monitoring trading activity. Federal law imposes heavy penalties on individuals who either buy or sell securities while in possession of material non-public information or pass the material non-public information along to others who use it to buy or sell securities. The penalties for insider trading apply with equal force whether trading or passing information is done to generate gains or avoid losses. Potential penalties include:

- civil penalties of up to three times the amount of profit gained or loss avoided as a result of the unlawful action;
- a criminal fine of up to $5 million (no matter how small the profit);
- a jail term of up to 20 years, and in some cases 25 years;
- private suits for damages equal to the profit gained or loss avoided; and
- disgorgement of ill-gotten gains.

In addition, the Company and any supervisor of a Company associate who trades with or tips material non-public information may face "controlling person" liability in the form of civil penalties of up to the greater of $1 million or three times the amount of profit gained or loss avoided as a result of the unlawful action and criminal penalties of up to $25 million for the Company and up to $5 million for the individual supervisor(s).

Violations of this Policy by a Covered Individual may subject such person to disciplinary action by the Company, up to and including termination for cause.

7. Do Not Answer Questions by Outsiders Regarding the Company's Business

From time to time, Covered Individuals may be asked questions concerning various activities of the Company outside the scope of the employee's regular duties. Such inquiries may come from the media, stock exchanges, analysts and others regarding the Company's business, rumors, trading activity, current and future prospects and plans, acquisition or divestiture activities and other similar important information.

It is very important that all such communications on behalf of the Company be made through an appropriately designated officer. Failure to do so could result in violations of federal securities laws, including Regulation FD, which was enacted by the SEC to prohibit companies from disclosing material information to analysts and shareholders prior to public release of the information.

Federal and state securities laws are technical in nature and can be difficult to navigate. Accordingly, a Covered Individual is advised to consult with his or her own legal counsel or contact the General Counsel with any questions about the law or this Policy or its application to a particular situation

Exhibit 21

SUBSIDIARIES OF HEICO CORPORATION

Name	State or Other Jurisdiction of Incorporation
HEICO Aerospace Holdings Corp.	Florida
HEICO Aerospace Corporation	Florida
Jet Avion Corporation	Florida
LPI Industries Corporation	Florida
Parts Advantage, LLC	Delaware
McClain International, Inc.	Georgia
Rogers-Dierks, Inc.	Florida
Turbine Kinetics, Inc.	Florida
ATK Acquisition Corp.	Florida
AD HEICO Acquisition Corp.	Florida
AeroDesign, Inc.	Tennessee
Battery Shop, L.L.C.	Tennessee
Aviation Facilities, Inc.	Florida
JA Engineering I Corp.	Florida
JA Engineering II Corp.	Florida
Jetavi Engineering Private Limited	India
DEC Technologies, Inc.	Florida
Meridian Industrial, Inc.	Florida
Dynatech Acquisition Corp.	Florida
HEICO Parts Group, Inc.	Florida

Name	State or Other Jurisdiction of Incorporation
HEICO Flight Support Corp.	Florida
HEICO Repair, LLC	Florida
Aircraft Technology, Inc.	Florida
Northwings Accessories Corp.	Florida
HEICO Repair Group Aerostructures, LLC	Florida
Future Aviation, Inc.	Florida
Inertial Airline Services, Inc.	Ohio
HEICO Aerospace Parts Corp.	Florida
Niacc-Avitech Technologies Inc.	Florida
Prime Air, LLC	Florida
Avisource Limited	United Kingdom
Prime Air Europe Limited	United Kingdom
Sunshine Avionics LLC	Florida
HNW Building Corp.	Florida
HNW2 Building Corp.	Florida
CSI Aerospace, Inc.	Florida
Action Research Corporation	Florida
Reinhold Holdings, Inc.	Delaware
Reinhold Industries, Inc.	Delaware
Carbon by Design Corporation	Florida
Carbon by Design LLC	California
Optical Display Engineering, Inc.	Florida
Optical Display Engineering, LLC	Florida
Thermal Structures, Inc.	California
Thermal Energy Products, Inc.	California
Jetseal, Inc.	Delaware
Seal Dynamics LLC	Florida
Seal Dynamics LLC (Singapore Branch)	Singapore
Seal Dynamics Limited	United Kingdom
Seal Q Corp.	Florida
Blue Aerospace LLC	Florida

Name	State or Other Jurisdiction of Incorporation
HEICO International Holdings B.V.	Netherlands
Aeroworks International Holding B.V.	Netherlands
Aeroworks Europe B.V.	Netherlands
Aeroworks (Lao) Co., Ltd.	Laos
DIRI Co., Ltd.	Laos
Aeroworks Lao II Co., Ltd.	Laos
Aeroworks (Asia) Ltd.	Thailand
Aeroworks Manufacturing Services (Asia) Ltd.	Thailand
Aeroworks Composites (Asia) Ltd.	Thailand
HFSC III Corp.	Florida
Harter Aerospace, LLC	Florida
Aerospace & Commercial Technologies, LLC	Florida
Astroseal Products Mfg. Corporation	Connecticut
Astro Property, LLC	Connecticut
HFSC IV Corp.	Florida
LLP Enterprises, LLC	Florida
Air Cost Control US, LLC	Florida
Air Cost Control PTE, Ltd.	Singapore
A2C Air Cost Control SAS	France
Air Cost Control Germany GmbH	Germany
60 Sequin LLC	Connecticut
HFSC V, LLC	Florida
Decavo LLC	Oregon
HFSC VI, LLC	Florida
Accurate Metal Machining, Inc.	Ohio
HFSC VII, LLC	Florida
Rocky Mountain Hydrostatics, LLC	Colorado
Camtronics, LLC	Florida
HFSC VIII, LLC	Florida
Ridge HoldCo, LLC	Florida
Ridge Engineering, LLC	Maryland
Breidon, LLC	Maryland
The Bechdon Company, LLC	Maryland
HFSC XI Corp.	Florida
Pioneer Industries, LLC	Delaware
HEICO Engineered Systems Corp.	Florida
34 Freedom Court, Corp.	Florida

Name	State or Other Jurisdiction of Incorporation
Wencor Parent, Inc.	Delaware
Wencor Acquisition, Inc.	Delaware
Wencor Investment I, LLC	Delaware
Wencor Group, LLC	Delaware
Kitco, LLC	Utah
Wencor, LLC	Utah
Fortner Eng. & Mfg. Inc.	California
Silver Wings Aerospace, Inc.	Florida
Aviatron, Inc.	Vermont
PHS / MWA	California
Silver Fox Services, Inc.	North Carolina
Accessory Technologies Corporation	New York
Wencor Asia Pacific PTE. LTD.	Singapore
Wencor China Holding Company Limited	Hong Kong
Wencor Aviation Services Co., Ltd.	China
Aftermarket Spares & Services Ltd.	United Kingdom
Wencor, LLC (Netherlands Branch)	Netherlands
Wencor, LLC (Turkey Branch)	Turkey
Wencor, LLC (Singapore Branch)	Singapore
Wencor, LLC (Spain Branch)	Spain
Integrated Supplier Alliance, LLC	Delaware
Dixie Aerospace, LLC	Delaware
Aftermarket Spares & Services, LLC	Delaware
Aerospace Coatings International, LLC	Delaware
Absolute Aviation Services, LLC	Delaware
Soundair Repair Group, LLC	Delaware
Xtra Aerospace, LLC	Delaware
Wencor MRO, LLC	Delaware
Wencor Defense, LLC	Delaware
Wencor Defense Intermediate Holdco, LLC	Delaware
ASC International, Inc.	Texas
Aero-Glen International, LLC	Texas
HFSC XII, LLC	Florida
Capewell Europe Limited	United Kingdom
Capewell Aerial Systems LLC	Ohio
Capewell Property, LLC	Connecticut

Name	State or Other Jurisdiction of Incorporation
HEICO Electronic Technologies Corp.	Florida
Radiant Power Corp.	Florida
Radiant-Seacom Repairs Corp.	Florida
HETC IV, LLC	Florida
Radiant Power IDC, LLC	Florida
Radiant Power PR LLC	Puerto Rico
Leader Tech, Inc.	Florida
FerriShield, Inc.	Pennsylvania
Santa Barbara Infrared, Inc.	California
IRCameras LLC	Florida
Sensor Technology Engineering, LLC	Florida
Analog Modules, Inc.	Florida
Sierra Microwave Technology, LLC	Delaware
Connectronics Corp.	Florida
Lumina Power, Inc.	Florida
26 Ward Hill Property, LLC	Florida
De-Icing Investment Holdings Corp.	Florida
HVT Group, Inc.	Delaware
Dielectric Sciences, Inc.	Massachusetts
Essex X-Ray & Medical Equipment LTD	United Kingdom
High Voltage Technology Limited	United Kingdom
Engineering Design Team, Inc.	Oregon
EMD Acquisition Corp.	Florida
EMD Technologies Incorporated	Canada
VPT, Inc.	Virginia
SI-REL, Inc.	Delaware
SST Components, Inc.	Delaware
VPT GaN, LLC	Virginia
Dukane Seacom, Inc.	Florida
AeroELT, LLC	Florida
dB Control Corp.	Florida
Paciwave, Inc.	California
Charter Engineering, Inc.	Florida
TTT-Cubed, Inc.	California
3D Acquisition Corp.	Florida

Name	State or Other Jurisdiction of Incorporation
3D Plus SAS	France
Bernier Connect SAS	France
TRAD Tests & Radiations SAS	France
3D Plus U.S.A., Inc.	Delaware
Bernier Connect USA, Inc.	Florida
Trad Tests & Radiations, Inc.	Florida
Switchcraft Holdco, Inc.	Delaware
Switchcraft, Inc.	Illinois
Conxall Corporation	Illinois
Switchcraft Far East Company, Ltd.	Republic of South Korea
Ramona Research, Inc.	California
Lucix Corporation	California
Flight Microwave Corporation	California
Midwest Microwave Solutions, Inc.	Iowa
Robertson Fuel Systems, L.L.C.	Arizona
AeroAntenna Technology, Inc.	California
HETC I, LLC	Florida
Research Electronics International, L.L.C.	Tennessee
Specialty Silicone Products, Inc.	New York
3 McCrea Property Company, LLC	Florida
HETC II Corp.	Florida
Apex Holding Corp.	Delaware
Apex Microtechnology, Inc.	Arizona
HETC III, LLC	Florida
Solid Sealing Technology, Inc.	New York
Quell Corporation	Colorado
HETC V, LLC	Florida
TSID Holdings, LLC	Florida
Transformational Security, LLC	Maryland
Intelligent Devices, LLC	Delaware
1260041 B.C. LTD.	Canada
Connect Tech Inc.	Canada
Connect Tech Real Estate Holdings Inc.	Canada
Pyramid Semiconductor Corp.	Florida
R.H. Laboratories, Inc.	New Hampshire
Sensor Systems, Inc.	Nevada
8929 Fullbright Property, LLC	California
Ironwood Electronics, Inc.	Minnesota

Name	State or Other Jurisdiction of Incorporation
Exxelia Electronic Technologies SAS	France
Exxelia International SAS	France
Exxelia SAS	France
Exxelia USA, Inc.	Delaware
Micropen Technologies Corporation	New York
Papermill Place Inc.	New York
Exxelia Maroc SA	Morocco
Exxelia Vietnam Company Limited	Vietnam
Alcon Electronics Pvt. Ltd.	India
Alcap Electronics Pvt. Ltd.	India
Exxelia Singapore PTE Ltd	Singapore
N'Ergy China	China
Exxelia Northern Europe (Sweden Branch)	Sweden
SVM Private Limited*	India
HETC VIII, LLC	Florida
Marway Power Systems, Inc.	California
HETC IX, LLC	Florida
Mid Continent Controls, Inc.	Kansas
Chip Design Systems Holdings, LLC	Florida
Bay Equipment Corp.	Delaware
HEICO East Corporation	Florida
16-1741 Property, Inc.	Florida

*Acquired November 2024

Exhibit 22

GUARANTOR SUBSIDIARIES OF HEICO CORPORATION

As of December 18, 2024, the following subsidiaries of HEICO Corporation are guarantors of the Company's 5.25% Senior Notes due 2028 and 5.35% Senior Notes due 2033:

Name	Name
16-1741 Property, Inc.	CSI Aerospace, Inc.
26 Ward Hill Property, LLC	dB Control Corp.
3 McCrea Property Company, LLC	Decavo LLC
34 Freedom Court, Corp.	Dielectric Sciences, Inc.
3D Plus U.S.A., Inc.	Dixie Aerospace, LLC
60 Sequin LLC	Dukane Seacom, Inc.
8929 Fullbright Property, LLC	Engineering Design Team, Inc.
Absolute Aviation Services, LLC	Fortner Eng. & Mfg. Inc.
Accessory Technologies Corporation	Future Aviation, Inc.
Accurate Metal Machining, Inc.	Harter Aerospace, LLC
Action Research Corporation	HEICO Aerospace Corporation
Aero-Glen International, LLC	HEICO Aerospace Holdings Corp.
AeroAntenna Technology, Inc.	HEICO Aerospace Parts Corp.
AeroDesign, Inc.	HEICO East Corporation
AeroELT, LLC	HEICO Electronic Technologies Corp.
Aerospace & Commercial Technologies, LLC	HEICO Flight Support Corp.
Aerospace Coatings International, LLC	HEICO Parts Group, Inc.
Air Cost Control US, LLC	HEICO Repair Group Aerostructures, LLC
Aircraft Technology, Inc.	HEICO Repair, LLC
Analog Modules, Inc.	HETC I, LLC
Apex Holding Corp.	HETC II Corp.
Apex Microtechnology, Inc.	HETC III, LLC
ASC International, Inc.	HETC IV, LLC
Astro Property, LLC	HETC V, LLC
Astroseal Products Mfg. Corporation	HFSC III Corp.
Aviatron, Inc.	HFSC IV Corp.
Bay Equipment Corp.	HFSC V, LLC
Bernier Connect USA, Inc.	HFSC VI, LLC
Blue Aerospace LLC	HFSC VII, LLC
Camtronics, LLC	HFSC VIII, LLC
Capewell Aerial Systems LLC	HFSC XI Corp.
Carbon by Design Corporation	HFSC XII, LLC
Carbon by Design LLC	HNW2 Building Corp.
Charter Engineering, Inc.	HNW Building Corp.
Connectronics Corp.	HVT Group, Inc.
Conxall Corporation	Inertial Airline Services, Inc.

Name	Name
Intelligent Devices, LLC	Ridge HoldCo, LLC
IRCameras LLC	Robertson Fuel Systems, L.L.C.
Ironwood Electronics, Inc.	Rocky Mountain Hydrostatics, LLC
Jet Avion Corporation	Santa Barbara Infrared, Inc.
Jetseal, Inc.	Seal Dynamics LLC
Kitco, LLC	Seal Q Corp.
Leader Tech, Inc.	Sensor Systems, Inc.
LLP Enterprises, LLC	Sensor Technology Engineering, LLC
LPI Industries Corporation	Sierra Microwave Technology, LLC
Lucix Corporation	Silver Wings Aerospace, Inc.
Lumina Power, Inc.	Solid Sealing Technology, Inc.
McClain International, Inc.	Soundair Repair Group, LLC
Midwest Microwave Solutions, Inc.	Specialty Silicone Products, Inc.
Niacc-Avitech Technologies Inc.	Sunshine Avionics LLC
Northwings Accessories Corp.	Switchcraft Holdco, Inc.
Optical Display Engineering, Inc.	Switchcraft, Inc.
Optical Display Engineering, LLC	The Bechdon Company, LLC
Paciwave, Inc.	Thermal Energy Products, Inc.
PHS / MWA	Thermal Structures, Inc.
Pioneer Industries, LLC	Trad Tests & Radiations, Inc.
Prime Air, LLC	Transformational Security, LLC
Pyramid Semiconductor Corp.	TSID Holdings, LLC
Quell Corporation	TTT-Cubed, Inc.
R.H. Laboratories, Inc.	Turbine Kinetics, Inc.
Radiant Power Corp.	Wencor Acquisition, Inc.
Radiant Power IDC, LLC	Wencor Defense Intermediate Holdco, LLC
Radiant-Seacom Repairs Corp.	Wencor Defense, LLC
Ramona Research, Inc.	Wencor Group, LLC
Reinhold Holdings, Inc.	Wencor Investment I, LLC
Reinhold Industries, Inc.	Wencor MRO, LLC
Research Electronics International, L.L.C.	Wencor Parent, Inc.
Ridge Engineering, LLC	Wencor, LLC

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-4945, 333-180454, 333-210043 and 333-223790 on Form S-8 and Registration Statement No. 333-273297 on Form S-3 of our reports dated December 19, 2024, relating to the consolidated financial statements and financial statement schedule of HEICO Corporation and subsidiaries and the effectiveness of HEICO Corporation and subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K of HEICO Corporation for the year ended October 31, 2024.

/s/ DELOITTE & TOUCHE LLP

Miami, Florida
December 19, 2024

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Laurans A. Mendelson, certify that:

(1) I have reviewed this Annual Report on Form 10-K of HEICO Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 19, 2024   /s/ LAURANS A. MENDELSON
                                           Laurans A. Mendelson
                                           Chief Executive Officer
                                           (Principal Executive Officer)

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Carlos L. Macau, Jr., certify that:

(1) I have reviewed this Annual Report on Form 10-K of HEICO Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 19, 2024   /s/ CARLOS L. MACAU, JR.
                                                           Carlos L. Macau, Jr.
                                                           Chief Financial Officer
                                                           (Principal Financial Officer)

Exhibit 32.1

SECTION 1350 CERTIFICATION

In connection with the Annual Report of HEICO Corporation (the "Company") on Form 10-K for the period ended October 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Laurans A. Mendelson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 19, 2024   /s/ LAURANS A. MENDELSON
                                           Laurans A. Mendelson
                                           Chief Executive Officer
                                           (Principal Executive Officer)

Exhibit 32.2

SECTION 1350 CERTIFICATION

In connection with the Annual Report of HEICO Corporation (the "Company") on Form 10-K for the period ended October 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Carlos L. Macau, Jr., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 19, 2024   /s/ CARLOS L. MACAU, JR.
                                 Carlos L. Macau, Jr.
                                 Chief Financial Officer
                                 (Principal Financial Officer)

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HEICO Corporation

3000 Taft Street

Hollywood, FL 33021

www.heico.com